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As filed with the Securities and Exchange Commission on June 10, 2005.

Registration No. 333-124264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MWI VETERINARY SUPPLY, INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or Other Jurisdiction of Incorporation or Organization)	5047 (Primary Standard Industrial Classification Code Number)	02-0620757 (I.R.S. Employer Identification No.)
651 S. STRATFORD DRIVE, SUITE 100 MERIDIAN, IDAHO 83642 (800) 824-3703
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

JAMES F. CLEARY, JR. PRESIDENT AND CHIEF EXECUTIVE OFFICER 651 S. STRATFORD DRIVE, SUITE 100 MERIDIAN, IDAHO 83642 (800) 824-3703
(Name, address including zip code, and telephone number, including area code, of agent for service)

Copies to:
JAMES A. LEBOVITZ, ESQ. STEPHEN M. LEITZELL, ESQ. DECHERT LLP 4000 BELL ATLANTIC TOWER 1717 ARCH STREET PHILADELPHIA, PENNSYLVANIA 19103 (215) 994-4000	ROBERT EVANS, ESQ. SHEARMAN & STERLING LLP 599 LEXINGTON AVENUE NEW YORK, NEW YORK 10022 (212) 848-4000

Approximate date of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall have filed a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                    , 2005

Prospectus

                      Shares

Common Stock

        MWI Veterinary Supply, Inc. is offering             shares of common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price for our shares will be between $      and $      per share. After the offering, the market price for our shares may be outside this range.

        We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "MWIV."

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 8 of this prospectus.

	Per Share	Total

Offering price	$	$

Discounts and commissions to underwriters	$	$

Offering proceeds to MWI Veterinary Supply, Inc., before expenses	$	$

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

        We have granted the underwriters the right to purchase up to            additional shares of our common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about                    .

Banc of America Securities LLC

William Blair & Company

Piper Jaffray

The date of this prospectus is                    , 2005

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained in our website does not constitute part of this prospectus.

        Unless otherwise stated, all references to "MWI," "we," "us," "our," the "Company" and similar designations refer to MWI Veterinary Supply, Inc. "MWI," our logo and other trademarks mentioned in this prospectus are the property of MWI or our subsidiaries.

i

SUMMARY

        The following summary contains basic information about MWI Veterinary Supply, Inc. and its subsidiaries (collectively, the "Company"), and highlights information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our consolidated financial statements and the related notes to those statements included in this prospectus. Unless otherwise indicated, all statistical information provided about our business in this prospectus speaks as of March 31, 2005.

Our Business

        We are a leading distributor of animal health products to veterinarians across the United States. We distribute more than 10,000 products sourced from over 350 vendors to more than 14,000 veterinary practices nationwide from ten strategically located distribution centers. Products we sell include pharmaceuticals, vaccines, parasiticides, diagnostics, capital equipment, supplies, veterinary pet food and nutritional products. We market these products to veterinarians in both the companion animal and production animal markets. As of March 31, 2005, we had a sales force of 225 people covering the United States. We also offer our customers a variety of value-added services, including on-line ordering, pharmacy fulfillment, inventory management, equipment procurement consultation and special order fulfillment, which we believe closely integrates us with our customers' day-to-day operations and provides them with meaningful incentives to continue ordering from us.

        Historically, approximately two-thirds of our total revenues have been generated from sales of companion animal products and one-third from production animal products. For our fiscal year ended September 30, 2004, our total revenues were $394.3 million and our operating income was $12.6 million. For the six months ended March 31, 2005, our total revenues were $225.4 million and our operating income was $8.6 million.

Our Industry

        According to the Animal Health Institute, an industry group representing manufacturers of animal health products, animal health product sales in the United States for 2003 totaled $4.7 billion, an increase of 5.7% compared to 2002. The market for animal health products in the United States is split almost evenly between products sold for companion and production animals. Companion animals include dogs, cats, other pets and horses, while production animals include cattle and other food-producing animals.

        Veterinarians are one of the primary purchasers of animal health products, particularly in the companion animal market. According to the American Veterinary Medical Association, or AVMA, there are approximately 47,000 veterinarians in private practice in 23,600 veterinary practices nationwide. Based on data provided by AVMA, we estimate that these veterinary practices purchase an average of $140,000 of animal health products, including food, annually, the majority of which is ordered through distributors. We believe that veterinary practices typically place at least one order per week to avoid storing and managing large volumes of supplies. We believe that distributors play a vital role for veterinary practices by providing access to a broad selection of products through a single channel and helping them efficiently manage their inventory levels. Distributors also offer product vendors substantial value by providing cost-effective access to a highly fragmented and geographically diverse customer base.

Our Strengths

        We believe that our strengths include:

  •
  Leading Distributor to Veterinarians.  Based upon our total revenues for our fiscal year ended September 30, 2004, we are a leading animal health products distributor to veterinarians in the

    United States. While most of our products are available from several sources and our customers typically have relationships with several distributors, we believe that our broad product offering, competitive pricing, superior customer service, rapid product fulfillment and value-added services provide meaningful incentives for our customers to continue ordering from us.

  •
  Leading Sales and Marketing Franchise.  Our sales representatives educate customers on new veterinary products, assist in product selection and purchasing, and offer inventory management solutions. We also publish detailed product catalogs and monthly magazines, which are often utilized by our customers as reference tools. While salespeople and printed materials are vital to our marketing strategy, we also provide on-line ordering, valuable business information and value- added services through our Internet site, www.mwivet.com.

  •
  Strong, Established Relationships with Veterinarians and Vendors.  Our ability to serve as a single source for most of our customers' animal health product needs has enabled us to develop strong and long-term customer relationships. For more than five years we have maintained distribution arrangements with Banfield—The Pet Hospital, the nation's largest private veterinary practice, and with our non-controlled affiliate, Feeders' Advantage, L.L.C., a buying group composed of several of the largest cattle feeders in the United States. Since we do not manufacture any of our products, we are dependent on our vendors for our supply of products. While our vendors often have relationships with multiple distributors, many of our key vendors have been working with us for over ten years, while other key vendors have more recently expanded their relationships with us. We believe our market position makes us an attractive partner for leading product vendors, since we provide cost-effective access to a significant portion of the highly fragmented and geographically diverse veterinary market.

  •
  Recurring Revenue Product Base.  Over 95% of our product sales for our fiscal years ended September 30, 2004, 2003 and 2002 were from consumable medicines and supplies commonly required by veterinarians in their practice. Historically, this aspect of our business has resulted in a recurring stream of revenues.

  •
  Sophisticated Technology and Information Systems.  In July 2004, we successfully completed a comprehensive upgrade of our enterprise information system, the central hub for all of our business processes. We believe that this system could support more than a doubling of our revenues with little incremental investment.

  •
  Experienced Management Team.  We have a strong and experienced senior management team with substantial animal health industry expertise. The members of our senior management team have been with us for an average of over nine years, and each member has demonstrated a commitment and capability to deliver growth in revenues and profitability. In addition, our senior management team in the aggregate owns 15.5% of our common stock on a fully-diluted basis before giving effect to this offering.

Our Strategy

        Our mission is to strengthen our position as a leading national animal health products distributor while continuing to deliver substantial value to our customers, increase our revenues and improve our profitability. Our strategy to achieve our mission is outlined below.

  •
  Increase Sales to Our Existing Customers.  We intend to increase our share of animal health product purchases from our existing customers by utilizing our proprietary customer database to focus our marketing efforts, expanding our sales force, selectively adding products to our portfolio and increasing and expanding the value-added services we provide to our customers. Competition for hiring sales representatives who have existing customer relationships is intense and we focus on retaining our valued staff who have demonstrated the skills needed to successfully market our products and services. If we fail to hire or retain a sufficient number of qualified professionals, it could adversely impact our business.

  •
  Expand Our Business Assistance Services for Veterinarians.  We intend to enhance our customer relationships by expanding our business assistance services for veterinarians. These value-added services include our e-commerce and in-clinic inventory management systems, pharmacy fulfillment program and new pet cremation service offerings.

  •
  Increase the Total Number of Customers We Serve.  We intend to raise the percentage of veterinary practices we serve by increasing the number and productivity of our sales representatives, selectively acquiring competitors and adding distribution centers as we deem necessary. We see the greatest opportunities to add new customers in the northeastern and midwestern regions of the United States, areas where we currently do not hold leading market positions. We believe it is important to increase the total number of customers we serve in order to attain the growth goals that are a feature of many of our vendors' rebate programs. Changes to any vendor rebate program or our failure to achieve these growth goals may have a material effect on our gross profit and our operating results in any given quarter or year.

  •
  Continuously Seek to Improve Operations.  We continuously evaluate opportunities to increase sales, lower costs and realize operating efficiencies. Current initiatives include investments in our databases and warehouse management systems to further increase automation. We also plan to pursue alternative product sourcing strategies and to implement a private label program on selected products to reduce our procurement costs and increase our profitability, while maintaining our strong relationships with key vendors.

  •
  Make Selective Acquisitions.  The U.S. market for animal health products distribution is highly fragmented, with numerous national, regional and local distributors. Many of these companies are small, privately-held businesses, some of which may represent attractive acquisition candidates. Since November 2004, we acquired and integrated Memorial Pet Care, Inc. and Vetpo Distributors, Inc. into our operations. We will continue to evaluate selective acquisitions that can benefit from our infrastructure, systems and expertise. However, difficulties with the integration of any acquisition may impose substantial costs and delays and cause other unanticipated problems for us.

Our History

        Our business commenced operations as part of a veterinary practice in 1976 and was incorporated as MWI Drug Supply, Inc., an Idaho corporation, in 1980. MWI Drug Supply, Inc. was acquired by Agri Beef Co. in 1981. MWI Veterinary Supply Co. was incorporated as an independent subsidiary of Agri Beef Co. in September 1994. Effective June 18, 2002, MWI Holdings, Inc. was formed by Bruckmann, Rosser, Sherrill & Co. II, L.P. for the sole purpose of acquiring all of the outstanding stock of MWI Veterinary Supply Co. from Agri Beef Co. Bruckmann, Rosser, Sherrill & Co. II, L.P., Agri Beef Co. and members of our senior management team each participated in the acquisition and continue to hold our outstanding stock. As a result of this transaction, MWI Veterinary Supply Co. became our wholly-owned subsidiary. On April 21, 2005, we changed our name from MWI Holdings, Inc. to MWI Veterinary Supply, Inc.

Corporate Information

        We are organized as a Delaware corporation. Our headquarters are located at 651 S. Stratford Drive, Suite 100, Meridian, Idaho 83642. Our telephone number is (800) 824-3703. Our website address is www.mwivet.com. The information on our website is not incorporated as a part of this prospectus.

The Offering

Common stock offered by MWI Veterinary Supply, Inc.	shares
Common stock to be outstanding after this offering	shares
Use of proceeds
We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of $ million, or $ million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated fees and expenses payable by us. We intend to use the net proceeds of this offering as follows:
• to redeem all of our outstanding Series A preferred stock, including accumulated, accrued and unpaid dividends, for approximately $ million; and
• to repay approximately $ million of borrowings outstanding on the revolving credit facility under our amended credit agreement.
Proposed Nasdaq National Market symbol	MWIV
Risk factors	See "Risk Factors" and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

        The number of shares of our common stock to be outstanding after this offering is based on 1,010,982 shares outstanding as of March 31, 2005 and excludes 97,582 shares of common stock issuable upon exercise of outstanding options as of March 31, 2005 at a weighted average exercise price of $1.00 per share.

        Unless we specifically state otherwise, the information in this prospectus does not take into account the sale of up to                        shares of common stock that the underwriters have the option to purchase from us to cover any over-allotments.

Summary Consolidated Financial and Operating Data

        The summary consolidated financial and operating data below are derived from the following sources:

  •
  The consolidated financial statements of our company while it was operated by Agri Beef Co., which we refer to as our Predecessor, for the period from October 1, 2001 to June 17, 2002. Our Predecessor's financial statements, which have been audited by an independent registered public accounting firm, represent our results of operations for that period.

  •
  Our consolidated financial statements for the period from June 18, 2002 to September 30, 2002 and as of and for our fiscal years ended September 30, 2003 and 2004, which have been audited by an independent registered public accounting firm.

  •
  Our unaudited interim condensed consolidated financial statements as of March 31, 2005 and for the six months ended March 31, 2004 and 2005, which in the opinion of management reflect all adjustments necessary, which consist only of normally recurring adjustments, to present fairly, in accordance with generally accepted accounting principles in the United States, the information for such periods. The operating results of the interim periods are not necessarily indicative of results for a full year.

        Our pro forma balance sheet data as of March 31, 2005 is pro forma for this offering and the expected use of proceeds as if these events had been completed on March 31, 2005.

        The summary consolidated financial and operating data below represent portions of our financial statements and are not complete. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes to those statements included in this prospectus. Historical results are not necessarily indicative of future performance.

	Year Ended September 30,				Six Months Ended March 31,
	2002		2003	2004	2004	2005
	Predecessor	Successor
	October 1, 2001 - June 17, 2002	June 18, 2002 - September 30, 2002
	($ in thousands, except per share data)
Statements of Income Data (as restated)(4):
Revenues:
Product sales	$187,082	$91,796	$338,698	$390,026	$182,353	$223,095
Commissions	1,268	1,009	3,011	4,256	1,864	2,309

Total revenues	188,350	92,805	341,709	394,282	184,217	225,404
Cost of product sales	161,840	80,032	294,692	338,684	156,861	192,308

Gross profit	26,510	12,773	47,017	55,598	27,356	33,096
Selling, general and administrative expenses (excluding depreciation and amortization)(1)	20,082	11,115	35,886	41,872	20,310	23,819
Depreciation and amortization	577	285	976	1,146	523	727

Operating income	5,851	1,373	10,155	12,580	6,523	8,550
Other income (expense):
Interest expense(2)	(731)	(644)	(3,034)	(6,098)	(2,934)	(3,545)
Other income (expense)	203	59	324	322	164	183

Total other income (expense)	(528)	(585)	(2,710)	(5,776)	(2,770)	(3,362)
Income before taxes	5,323	788	7,445	6,804	3,753	5,188
Income tax expense	(2,043)	(297)	(3,116)	(4,280)	(2,369)	(2,937)

Net income	3,280	491	4,329	2,524	1,384	2,251
Accretion of redeemable preferred stock	—	(995)	(2,714)	—	—	—

Income (loss) available to common stockholders	$3,280	$(504)	$1,615	$2,524	$1,384	$2,251

Income (loss) per common share:
Basic	NM	$(0.56)	$1.77	$2.76	$1.51	$2.45
Diluted	NM	$(0.56)	$1.55	$2.36	$1.29	$2.11
Common shares used to compute income (loss) per common share:
Basic	NM	905	911	916	916	920
Diluted	NM	905	1,045	1,069	1,069	1,069
	As of March 31, 2005
	Actual	Pro Forma
	($ in thousands)
Balance Sheet Data (as restated)(4):
Cash	$31
Working capital(3)	7,267
Total assets	155,005
Total debt	46,177
Redeemable preferred stock	38,049
Total stockholders' equity	6,910

	Year Ended September 30,				Six Months Ended March 31,
	2002		2003	2004	2004	2005
	Predecessor	Successor
	October 1, 2001 - June 17, 2002	June 18, 2002 - September 30, 2002
	($ amounts in thousands)
Other Data (unaudited):
EBITDA(5)	$6,631	$1,717	$11,455	$14,048	$7,210	$9,460
Product sales from Internet as a percentage of product sales	15.8%	18.7%	18.1%	18.4%	18.0%	20.5%
Field sales representatives (at end of period)	82	82	94	111	103	135
Telesales representatives (at end of period)	63	69	75	79	78	90
Warehouses (at end of period)	8	8	8	9	8	10
Fill rate(6)	97.6%	97.6%	97.8%	98.1%	98.2%	98.0%

(1)
Includes management fees expense of $72 for the period June 18, 2002 to September 30, 2002, $250 and $386 for our fiscal years ended September 30, 2003 and 2004, respectively, and $199 and $266 for the six months ended March 31, 2004 and 2005, respectively as a result of payments to Bruckmann, Rosser, Sherrill & Co. LLC and Agri Beef Co. We anticipate that the management and consulting services agreement will be terminated in connection with the successful completion of this offering in exchange for a fee. See "Certain Relationships and Related Party Transactions—Management Agreement."

(2)
Includes accretion of our Series A preferred stock dividends beginning on July 1, 2003, which is non-deductible for income tax purposes. We intend to redeem all of our Series A preferred stock with a portion of the net proceeds from this offering.

(3)
Defined as current assets minus current liabilities.

(4)
Certain statement of income and balance sheet amounts have been restated as described in Note 15 to our consolidated financial statements included in this prospectus.

(5)
"EBITDA" represents net income before interest expense, income tax expense and depreciation and amortization. Consistent with Item 10(e) of Regulation S-K promulgated under the Securities Act, our EBITDA has not been adjusted to exclude the management fees to Bruckmann, Rosser, Sherrill & Co. LLC and Agri Beef Co. discussed in footnote (1), above. We believe that the presentation of EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of company performance for distribution companies. Our management believes that EBITDA is useful in evaluating our operating performance between periods because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions, which items may vary between periods and for different companies for reasons unrelated to overall operating performance. As a result, our management uses EBITDA as a significant component when evaluating our financial performance and determining resource allocation. EBITDA is not a recognized measure of operating income, financial performance or liquidity under U.S. generally accepted accounting principles. The items excluded from EBITDA are significant components in understanding and assessing financial performance. Therefore, while providing useful information, our EBITDA should not be considered in isolation or as a substitute for consolidated statements of income and cash flows data prepared in accordance with U.S. generally accepted accounting principles and should not be construed as an indication of our company's operating performance or as a measure of liquidity. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented for us may not be comparable to EBITDA reported by other companies. A reconciliation of net income to EBITDA for each of the respective periods indicated is as follows:

	Year Ended September 30,				Six Months Ended March 31,
	2002		2003	2004	2004	2005
	Predecessor	Successor
	October 1, 2001 - June 17, 2002	June 18, 2002 - September 30, 2002
	($ amounts in thousands)
Reconciliation of EBITDA (unaudited):
Net income	$3,280	$491	$4,329	$2,524	$1,384	$2,251
Income tax expense	2,043	297	3,116	4,280	2,369	2,937
Interest expense	731	644	3,034	6,098	2,934	3,545
Depreciation and amortization	577	285	976	1,146	523	727

EBITDA	$6,631	$1,717	$11,455	$14,048	$7,210	$9,460

(6)
Defined as, for any period, the dollar value of orders shipped the same day they were placed from any warehouse expressed as a percentage of the total dollar value of the orders placed by customers in the period.

"NM," as used in the table above, means not meaningful because of the substantial changes to our capital structure resulting from our acquisition of MWI Veterinary Supply Co. from Agri Beef Co. effective as of June 18, 2002.

RISK FACTORS

        The value of your investment will be subject to the significant risks inherent in our business. Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, which we believe are all the risks to our business that are material, together with all of the other information included in this prospectus. If any of the events described below occur, our business and financial results could be adversely affected in a material way, and you therefore may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that are currently deemed immaterial may also impair our business operations.

Risks Related To Our Business

Our operating results may fluctuate due to factors outside of management's control.

        Our future revenues and results of operations may significantly fluctuate due to a combination of factors, many of which are outside of management's control. The most notable of these factors include:

  •
  vendor rebates based upon attaining certain growth goals;

  •
  changes in the way vendors introduce products to market;

  •
  the recall of a significant product by one of our vendors;

  •
  seasonality;

  •
  the impact of general economic trends on our business;

  •
  the timing and effectiveness of marketing programs offered by our vendors;

  •
  the timing of the introduction of new products and services by our vendors; and

  •
  competition.

These factors could adversely impact our results of operations and financial condition. For example, the recall of an injectable heartworm preventative product by the manufacturer in September 2004 negatively impacted our growth in total revenues as well as our gross profit for the six months ended March 31, 2005.

        We may be unable to reduce operating expenses quickly enough to offset any unexpected shortfall in revenues or gross profit. If we have a shortfall in revenues or gross profit without a corresponding reduction to expenses, operating results may suffer. Our operating results for any particular fiscal year or quarter may not be indicative of future operating results. You should not rely on year-to-year or quarter-to-quarter comparisons of results of operations as an indication of our future performance.

An adverse change in vendor rebates could negatively affect our business.

        The terms on which we purchase products from many vendors of animal health products entitle us to receive a rebate based on the attainment of certain growth goals. If market conditions deteriorate, vendors may adversely change the terms of some or all of these rebate programs. Because the amount of rebates we earn is directly related to the attainment of pre-determined growth goals, and because the nature of the rebate programs and the amount of rebates available are determined by the vendors, there can be no assurance as to the amount of rebates that we will receive in any given year. Historically, we have been successful in achieving most rebate growth goals and have not experienced any material adverse impact on our results of operations and financial condition due to a change in a rebate program. Changes to any rebate program initiated by our vendors may have a material effect on our gross profit and our operating results in any given quarter or year. Vendors may reduce the amount of rebates offered under their programs, or increase the growth goals or other conditions we must meet to earn rebates to levels that we cannot achieve. Additionally, factors outside of our control, such as customer preferences or vendor supply issues, can have a material impact on our ability to achieve the growth goals established by our vendors, which may reduce the amount of rebates we receive. The occurrence of any of these events could have an adverse impact on our results of operations.

Our quarterly operating results may fluctuate significantly.

        Our quarterly revenues and operating results have varied significantly in the past, and may continue to do so in the future. While we accrue rebates from vendors as they are earned, our rebates have historically been highest during the quarter ended December 31, since most of our vendors' rebate programs are designed to include targets to be achieved during the calendar year. Historically, our revenues have been seasonal, with peak sales in the spring and fall months. The seasonal nature of our business is directly tied to the buying patterns of veterinarians for production animal health products used for certain medical procedures performed on production animals during the spring and fall months. These buying patterns can also be affected by vendors' and distributors' marketing programs launched during the summer months, particularly in June, which can cause veterinarians to purchase production animal health products earlier than those products are needed. This kind of early purchasing may reduce our sales in the months these purchases would have otherwise been made. While companion animal products tend to have a different product use cycle than production animal health products, and approximately two-thirds of our revenues have historically been generated from the sale of companion animal products, we cannot assure you that our revenues and operating results will not continue to fluctuate on a quarter-to-quarter basis.

Our market is highly competitive. Failure to compete successfully could have a material adverse effect on our business, financial condition and results of operations.

        The market for veterinary distribution services is highly competitive, continually evolving and subject to technological change. We compete with numerous vendors and distributors based on customer relationships, service and delivery, product selection, price and e-business capabilities. Some of our competitors may have more customers, stronger brand recognition or greater financial and other resources than we do. Most of our products are available from several sources, including other distributors and vendors, and our customers typically have relationships with several distributors and vendors. Many of our competitors have comparable product lines, technical expertise or distribution strategies that directly compete with us. Our competitors could obtain exclusive rights to distribute certain products, eliminating our ability to distribute those products. Additionally, some of our vendors may decide to compete with us directly by avoiding distributors like us and selling their products directly to our customers. If we do not compete successfully against these organizations, it could have a material and adverse effect on our business, financial condition and results of operations.

        We have many competitors including:

  •
  Burns Veterinary Supply, Inc.;

  •
  Lextron Animal Health, Inc.;

  •
  Professional Veterinary Products, Ltd.;

  •
  The Butler Company;

  •
  Vet Pharm, Inc.;

  •
  Walco International, Inc.;

  •
  Webster Veterinary Supply, a division of Patterson Companies, Inc.; and

  •
  other national, regional, local and specialty distributors.

        Consolidation in the veterinary distribution business could result in existing competitors increasing their market share, which could give them greater pricing power, decrease our revenues and profitability, and increase the competition for customers. Any of these developments could result in increased marketing expenses and have a material adverse effect on our business, financial condition and results of operations. The entry of new distributors in the industry could also have a material adverse effect on our ability to compete. These and other competitive factors could materially and adversely affect our business, financial condition and results of operations.

        Consolidation of the many small, privately-held veterinary practices would result in an increasing number of larger veterinary practices, which could have increased purchasing leverage and the ability to negotiate lower product costs. This could reduce our operating margins and negatively impact our revenues and profitability.

Our business, financial condition and results of operations depend upon maintaining our relationships with vendors.

        We currently distribute more than 10,000 products sourced from more than 350 vendors to over 14,000 veterinary practices. We currently do not manufacture any of our products and are dependent on these vendors for our supply of products. Our top three vendors, Fort Dodge Animal Health, Pfizer Inc. and Vedco, Inc., supplied products that accounted for approximately 44.6% of our product sales for our fiscal year ended September 30, 2004 and 45.9% of our products sales for the six months ended March 31, 2005. Our ten largest vendors supplied products that accounted for approximately 71.9% of our product sales for our fiscal year ended September 30, 2004 and approximately 73.3% of our product sales for the six months ended March 31, 2005.

        Our ability to sustain our gross profits has been, and will continue to be, dependent in part upon our ability to obtain favorable terms and access to new and existing products from our vendors. These terms may be subject to changes from time to time by vendors, such as changing from a "buy/sell" to an agency relationship, or from an agency to a "buy/sell" relationship. Under an agency relationship, when we receive orders for products from a customer, we transmit the order to the vendor who then picks, packs and ships the products. Any changes from "buy/sell" to agency or from agency to "buy/sell" could adversely affect our revenues and operating income. The loss of one or more of our large vendors, a material reduction in their supply of products to us or material changes in the terms we obtain from them could have a material adverse effect on our business, financial condition and results of operations.

        Some of our current and future vendors may decide to compete with us in the future by pursuing or increasing their efforts in direct marketing and sales of their products. These vendors could sell their products at lower prices and maintain a higher gross margin on their product sales than we can. In this event, veterinarians or animal owners may elect to purchase animal health products directly from these vendors. Increased competition from any vendor of animal health products could significantly reduce our market share and adversely impact our financial results.

        In addition, we may not be able to establish relationships with key vendors in the animal health industry if we have established relationships with competitors of these key vendors. We have written agreements with approximately 30 of our vendors, including Fort Dodge and Pfizer. Some of our agreements with vendors are for one-year periods. Upon expiration, we may not be able to renew our existing agreements on favorable terms, or at all. If we lose the right to distribute products under such agreements, we may lose access to certain products and lose a competitive advantage. Potential competitors could sell products from vendors that we fail to continue with and erode our market share.

We rely substantially on third-party vendors, and the loss of products or delays in product availability from one or more third-party vendors could substantially harm our business.

        We must contract for the supply of current and future products of appropriate quantity, quality and cost. These products must be available on a timely basis and be in compliance with any regulatory requirements. Failure to do so could substantially harm our business.

        We often purchase products from our vendors under agreements that typically have a term of one year and can be terminated on a periodic basis. There can be no assurance, however, that our vendors will be able to meet their obligations under these agreements or that we will be able to compel them to do so. Risks of relying on vendors include:

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  If an existing agreement expires or a certain product line is discontinued or recalled, then we would not be able to continue to offer our customers the same breadth of products and our sales and operating results would likely suffer unless we are able to find an alternate supply of a similar product.

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  Agreements we may negotiate in the future may commit us to certain minimum purchase levels or other spending obligations. It is possible we will not be able to create the market demand to meet such obligations, which would create an increased drain on our financial resources and liquidity.

  •
  If market demand for our products increases suddenly, our current vendors might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements or fund new sources of supply, and may result in substantial delays in meeting market demand. If we consistently generate more demand for a product than a given vendor is capable of handling, it could lead to large backorders and potentially lost sales to competitive products that are more readily available.

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  We may not be able to control or adequately monitor the quality of products we receive from our vendors. Poor quality products could damage our reputation with our customers.

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  Some of our third party vendors are subject to ongoing periodic unannounced inspection by regulatory authorities, including the Food and Drug Administration (FDA), the United States Department of Agriculture (USDA), the Environmental Protection Agency (EPA), the Drug Enforcement Administration (DEA) and other federal and state agencies for compliance with strictly enforced regulations. We do not have control over our vendors' compliance with these regulations and standards. Violations could potentially lead to interruptions in supply that could lead to lost sales to competitive products that are more readily available.

        Potential problems with vendors such as those discussed above could substantially decrease sales of our products, lead to higher costs and damage our reputation with our customers due to factors such as poor quality goods or delays in order fulfillment, which may substantially harm our business.

We rely upon third parties to ship products to our customers and interruptions in their operations could harm our business, financial condition and results of operations.

        We use United Parcel Service, Inc., or UPS, as our primary delivery service for our air and ground shipments of products to our customers. If there were any significant service interruptions, there can be no assurance that we could engage alternative service providers to deliver these products in either a timely or cost-efficient manner, particularly in rural areas where many of our customers are located. Any strikes, slowdowns, transportation disruptions or other adverse conditions in the transportation industry experienced by UPS could impair or disrupt our ability to deliver our products to our customers on a timely basis, and could have a material adverse effect upon our customer relationships, business, financial condition and results of operations. For example, during the strike by members of the International Brotherhood of Teamsters against UPS in August 1997, many of our sales representatives, some traveling hundreds of miles, were required to make deliveries to customers for which no alternative delivery service provider was available on a timely basis. In addition, any increase in the shipping costs, including fuel surcharges, charged by UPS could have an adverse effect on our financial condition and results of operations.

The loss of one or more significant customers could adversely affect our profitability.

        Banfield—The Pet Hospital and Feeders' Advantage, L.L.C., our two largest customers, accounted for approximately 10.4% and 5.6% of our product sales for our fiscal year ended September 30, 2004 and 10.0% and 5.8% of our product sales for the six months ended March 31, 2005, respectively. Our ten largest customers, excluding Banfield—The Pet Hospital and Feeders' Advantage, L.L.C., accounted for approximately 6.5% of our product sales for our fiscal year ended September 30, 2004 and approximately 6.3% of our product sales for the six months ended March 31, 2005. Our business and results of operations could be adversely affected if the business of these customers was lost. We cannot guarantee that we will maintain or improve our relationships with these customers or that we will continue to supply these customers at current levels. Banfield—The Pet Hospital, Feeders' Advantage, L.L.C. and other customers may seek to purchase some of the products that we currently sell directly from the vendors or from one or more of our competitors. Furthermore, our customers are not required to purchase any minimum amount of products from us. The loss of Banfield—The Pet Hospital or Feeders' Advantage, L.L.C. or a deterioration in our relations with either of them could significantly affect our financial condition and results of operations. Additionally, a deterioration in the financial condition of one or more of our customers could have a material adverse effect on our results of operations.

Failure to effectively manage growth could impair our business.

        Since fiscal 2000, we have experienced rapid growth and expansion, largely due to internal growth initiatives. Our revenues increased from $195.6 million for our fiscal year ended September 30, 2000 to $394.3 million for our fiscal year ended September 30, 2004. Our number of employees increased by approximately 202 individuals during the same period.

        It may be difficult to manage such rapid growth in the future, and our future success depends on our ability to implement and/or maintain:

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  sales and marketing programs;

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  customer service levels;

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  current and new product and service lines and vendor relationships;

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  technological support which equals or exceeds our competitors;

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  recruitment and training of new personnel; and

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  operational and financial control systems.

        Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures and to expand the training of our work force. While we believe our current systems have sufficient capacity to meet our projected needs, we may need to increase the capacity of our current systems to meet additional or unforeseen demands.

        If we are not able to manage our rapid growth, there is a risk our customer service quality could deteriorate which may in turn lead to decreased sales or profitability. Also, the cost of our operations could increase faster than growth in our revenues, negatively impacting our profitability.

Difficulties with the integration of acquisitions may impose substantial costs and delays and cause other unanticipated problems for us.

        Acquisitions involve a number of risks relating to our ability to integrate an acquired business into our existing operations. The process of integrating the operations of an acquired business, particularly its personnel, could cause interruptions to our business. Some of the risks we face include:

  •
  the need to spend substantial operational, financial and management resources in integrating new businesses, technologies and products, and difficulties management may encounter in integrating the operations, personnel or systems of the acquired business;

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  retention of key personnel, customers and vendors of the acquired business;

  •
  the occurrence of a material adverse effect on our existing business relationships with customers or vendors, or both, resulting from future acquisitions or business combinations could lead to a termination of or otherwise affect our relationships with such customers or vendors;

  •
  impairments of goodwill and other intangible assets; and

  •
  contingent and latent risks associated with the past operations of, and other unanticipated costs and problems arising in, an acquired business.

        If we are unable to successfully integrate the operations of an acquired business into our operations, we could be required to undertake unanticipated changes. These changes could have a material adverse effect on our business.

Increases in over-the-counter sales of animal health products could adversely affect our business.

        We rely, and will continue to rely, on animal owners who purchase their animal health products directly from veterinarians, which we refer to as the ethical channel. There can be no assurance that animal owners will continue to use the ethical channel with the same frequency as they have in the past, and will not increasingly purchase animal health products from sources other than veterinarians, such as the Internet and other over-the-counter channels. Increased competition from any distributor of animal health products making use of an over-the-counter channel could significantly reduce our market share and adversely impact our financial results.

If we fail to comply with or become subject to more onerous government regulations, our business could be adversely affected.

        The veterinary distribution industry is subject to changing political and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products and we are subject to regulation, either directly or indirectly, by the FDA, the USDA, the EPA, the DEA and state boards of pharmacy as well as comparable state and foreign agencies. The regulatory stance these agencies take could change. Our vendors are subject to regulation by the FDA, the USDA, the EPA, the DEA as well as other federal and state agencies, and material changes to the applicable regulations could affect our vendors' ability to manufacture certain products, which could adversely impact our product supply. In addition, some of our customers may rely, in part, on farm and agricultural subsidy programs. Changes in the regulatory positions that impact the availability of funding for such programs could have an adverse impact on our customers' financial positions, which could lead to decreased sales.

        We strive to maintain compliance with these laws and regulations. For example, we have recently engaged an outside consultant to assist us in meeting and complying with the various state licensure requirements to which we are subject. If we are unable to maintain or achieve compliance with these laws and regulations, we could be subject to substantial fines or other restrictions on our ability to provide competitive distribution services, which could have an adverse impact on our financial condition.

        We cannot assure you that existing laws and regulations will not be revised or that new, more restrictive laws will not be adopted or become applicable to us or the products that we distribute or dispense. We cannot assure you that the vendors of products that may become subject to more stringent laws will not try to recover any or all increased costs of compliance from us by increasing the prices at which we purchase products from them, or, that we will be able to recover any such increased prices from our customers. We also cannot assure you that our business and financial condition will not be materially and adversely affected by future changes in applicable laws and regulations.

Loss of key management or sales representatives could harm our business.

        Our future success depends to a significant extent on the skills, experience and efforts of management, including our President and Chief Executive Officer, Mr. James F. Cleary, Jr. While we have not experienced problems in the past attracting and maintaining members of our management, the loss of any or all of these individuals could adversely impact our business. Due to the location of our corporate headquarters in a smaller urban region, we may also experience difficulty attracting senior managers in some cases in the future. We do not carry key-man life insurance on any member of our management. We also do not have employment agreements with any member of our senior management team. In addition, we must continue to develop and retain a core group of individuals if we are to realize our goal of continued expansion and growth. We cannot assure you that we will be able to do so in the future.

        Also, due to the specialized nature of our products and services, generally only highly qualified and trained sales representatives have the necessary skills to market our products and provide our services. These individuals develop relationships with our customers that could be damaged if these employees are not retained. We face intense competition for the hiring of these professionals. Any failure on our part to hire, train and retain a sufficient number of qualified professionals would damage our business. We do not generally enter into employment or other agreements that contain non-competition provisions with any of our employees, other than with members of our senior management team.

Failure of, or security problems with, our information systems could damage our business.

        Our information systems are dependent on third party software, global communications providers, telephone systems and other aspects of technology and Internet infrastructure that are susceptible to failure. Though we have implemented security measures and some redundant systems, our customer satisfaction and our business could be harmed if we or our vendors experience any system delays, failures, loss of data, outages, computer viruses, break-ins or similar disruptions. We currently process all customer transactions and data at our facilities in Meridian, Idaho. Although we have safeguards for emergencies, including, without limitation, sophisticated back-up systems, the occurrence of a major catastrophic event or other system failure at any of our distribution facilities could interrupt data processing or result in the loss of stored data. This may result in the loss of customers or a reduction in demand for our services. Only some of our systems are fully redundant and although we do carry business interruption insurance, it may not be sufficient to compensate us for losses that may occur as a result of system failures. If a disruption occurs, our profitability and results of operations may suffer.

The outbreak of an infectious disease within either the production animal or companion animal population could have a significant adverse effect on our business and our results of operations.

        An outbreak of disease affecting animals, such as foot-and-mouth disease and bovine spongiform encephalopathy, commonly referred to as "mad cow disease," could result in the widespread destruction of affected animals and consequently result in a reduction in demand for animal health products. In addition, outbreaks of these or other diseases or concerns of such diseases could create adverse publicity that may have a material adverse effect on consumer demand for meat, dairy and poultry products, and, as a result, on our customers' demand for the products we distribute. The outbreak of a disease among the companion animal population which could cause a reduction in the demand for companion animals could also adversely affect our business. Although we have not been adversely impacted by the outbreak of a disease in the past, there can be no assurance that a future outbreak of an infectious disease will not have an adverse effect on our business.

We may be subject to product liability and other claims in the ordinary course of business.

        Our business involves a risk of product liability and other claims in the ordinary course of business. We maintain general liability insurance with policy limits of $1.0 million per incident and $2.0 million in the aggregate, and in many cases we have indemnification rights against such claims from the manufacturers of the products we distribute. We do not maintain a separate product liability insurance policy because we do not currently manufacture any of the products that we sell. Our ability to recover under insurance or indemnification arrangements is subject to the financial viability of the insurers and manufacturers. We cannot assure you that our insurance coverage or the manufacturers' indemnity will be available or sufficient in any future cases brought against us.

A prolonged economic downturn could materially adversely affect our business.

        Our business may be materially adversely affected by prolonged, negative trends in the general economy that could reduce consumer discretionary spending on animal health products. Our business ultimately depends on the ability and willingness of animal owners to pay for our products. This dependence could make us more vulnerable to any reduction in consumer confidence or disposable income than companies in other industries that are less reliant on consumer spending, such as the human health care industry, in which a large portion of payments are made by insurance programs.

We may not be able to raise needed capital in the future on favorable terms or at all.

        We expect that our existing sources of cash, together with any funds generated from operations, will be sufficient to meet our anticipated capital needs for at least the next twelve months. However, we may require additional capital to finance our growth strategies or other activities in the future. Our capital requirements will depend on many factors, including the costs associated with our growth and expansion. Additional financing may not be available when needed and, if such financing is available, it may not be available on terms favorable to us. Our failure to raise capital when needed could have an adverse effect on our business, financial condition and results of operations.

Our substantial leverage could harm our business by limiting our available cash and our access to additional capital.

        As of March 31, 2005, our total long-term debt (including current portion and our revolving credit facility) was approximately $46.2 million (comprised of $44.1 million credit facility, $1.6 million capital equipment note and $487,000 promissory note), and we had an additional $21.8 million of borrowing capacity available on the revolving credit facility under our amended credit agreement. In addition, we have Series A preferred stock that carries a liquidation preference of $38.0 million at March 31, 2005. We intend to redeem all of our Series A preferred stock with a portion of the net proceeds of this offering. Our high degree of leverage could have important consequences, including the following:

  •
  it may limit our ability to obtain additional funds for working capital, capital expenditures, debt service requirements, or other purposes on favorable terms or at all;

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  a substantial portion of our cash flows from operations must be dedicated to the payment of interest and principal on our capital loan and interest on our revolving credit facility under our amended credit agreement with Bank of America, N.A. and General Electric Capital

    Corporation, and thus will not be available for other purposes, including operations, capital expenditures and future business opportunities;

  •
  it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to those of our competitors that are less leveraged;

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  we may be more vulnerable than a less leveraged company to a downturn in general economic conditions or in our business; or

  •
  we may be unable to carry out capital spending that is important to our growth.

        Our amended credit agreement contains restrictions that limit our flexibility in operating our business. Our amended credit agreement contains a number of covenants, among other things, that restrict our ability to incur additional indebtedness; pay dividends or make other distributions; make certain investments; use assets as security in other transactions; and sell certain assets or merge with or into other companies. In addition, we are required to satisfy and maintain specified financial ratios and tests. Events beyond our control may affect our ability to comply with these provisions, and we may not be able to meet those ratios and tests. The breach of any of these covenants would result in a default under our amended credit agreement and our lenders could elect to declare all amounts borrowed under the agreement, together with accrued interest, to be due and payable and could proceed against the collateral securing that indebtedness. If any of our indebtedness were to be accelerated, our assets may not be sufficient to repay in full that indebtedness.

        The terms of our amended credit agreement may allow us under certain circumstances to incur further indebtedness, which would heighten the foregoing risks. If we were to incur additional indebtedness, the holders of our new debt could have rights, preferences or privileges similar to those of the lenders under our amended credit agreement and senior to those you possess as a holder of our common stock. If compliance with our debt obligations materially hinders our ability to operate our business and adapt to changing industry conditions, we may lose market share, our revenues may decline and our operating results may suffer.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

        Certain of our borrowings, primarily borrowings on the revolving credit facility under our amended credit agreement, are at variable rates of interest and expose us to interest rate risk based on market rates. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash available for servicing our indebtedness would decrease. Our variable rate debt as of March 31, 2005 was approximately $46.2 million (comprised of $44.1 million credit facility, $1.6 million capital equipment note and $487,000 promissory note) and our interest expense for the six months ended March 31, 2005 was $3.5 million, including $2.3 million of accretion of our Series A preferred stock dividends. A 1.0% increase in the average interest rate would increase future interest expense by approximately $462,000 per year assuming an average outstanding balance on our revolving credit facility of $46.2 million. As required by our amended credit agreement, on July 7, 2004, we entered into an interest rate swap agreement to fix the base interest rate with respect to $12.0 million of our borrowings on our revolving credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Risks Associated With This Offering

Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

        Upon completion of this offering, Bruckmann, Rosser, Sherrill & Co. II, L.P., or BRS, and Agri Beef Co. will beneficially own approximately        % and        %, respectively, of our outstanding common stock, and our executive officers, directors and principal stockholders, including BRS and Agri Beef Co., will beneficially own, in the aggregate, approximately            % of our outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions and will have significant control over our management and policies. The directors elected by these stockholders will be able to make decisions affecting our capital structure, including decisions to issue additional capital stock, implement stock repurchase programs and incur indebtedness. This control may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in their best interest. Pursuant to the terms of the stockholders agreement, BRS is entitled to designate five members to our board of directors so long as BRS owns at least 25% of the common stock that it owned as of the date of the stockholders agreement. Similarly, Agri Beef Co. is entitled to designate one member to our Board of Directors so long as it owns at least 25% of the common stock that it owned as of the date of the stockholders agreement. These rights will terminate upon completion of this offering. See "Certain Relationships and Related Party Transactions—Stockholders Agreement."

Management intends to use the proceeds of this offering in ways with which you may not agree and in ways that may not yield a return to you.

        We intend to use the net proceeds from this offering to redeem all 26,785.95 shares of our Series A preferred stock, including all accumulated, accrued and unpaid dividends, for an aggregate of approximately $             million, and to repay approximately $             million of borrowings on our revolving credit facility under our amended credit facility. Affiliates of BRS and Agri Beef Co. own 18,852.226 and 7,167.774 shares, respectively, of our Series A preferred stock, representing 70.4% and 26.8%, respectively, of the issued and outstanding shares of our Series A preferred stock. Our executive officers and directors own in the aggregate 711.322 shares of our Series A preferred stock, representing 2.7% of the issued and outstanding shares of our Series A preferred stock. Assuming we redeem all of our outstanding Series A preferred stock, including accrued and unpaid dividends, for $             million, upon consummation of this offering, BRS, Agri Beef Co. and our executive officers and directors (as a group) would receive $             million, $             million and $             million, respectively. See "Use of Proceeds." After the redemption of our Series A preferred stock and the repayment of borrowings under our revolving credit facility, none of the net proceeds of this offering will be available for our operations or to further our business or growth strategies.

There is currently no public market for our common stock.

        An active public market may not develop for our common stock following this offering. If a market does develop, the market price of our common stock may be less than the public offering price. The public offering price will be determined by negotiation between us and the representative of the underwriters and will not necessarily be indicative of the market price of our common stock after this offering. The prices at which our common stock will trade after the offering will be determined by the marketplace and may be influenced by many factors, including:

  •
  the information included in this prospectus;

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  the history and the prospects of the industry in which we compete;

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  the ability of our management;

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  our past and present operations;

  •
  our prospects for future earnings;

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  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

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  market conditions for initial public offerings; and

  •
  the general condition of the securities markets at the time of this offering.

        Because our common stock is not currently traded on a public market, the initial public offering price may not be indicative of the market price of our common stock after this offering. You may be unable to resell your shares at or above the initial public offering price.

Future sales of shares of our common stock in the public market by our stockholders or issuances of equity or convertible securities by us, may depress our stock price and make it difficult for you to recover the full value of your investment in our shares.

        If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, if we issue additional shares of common stock or convertible debt securities to raise additional capital or if there is a perception that these sales or issuances may occur, the market price of our common stock could decline. In addition, if we issue additional shares of common stock, your percentage of ownership in us would be reduced. We cannot predict the size of future issuances or sales of common stock or the effect, if any, that future issuances and sales of shares of our common stock may have on the market price of our common stock. Upon completion of this offering we will have outstanding approximately             shares of common stock. Of these shares, only the shares of common stock sold in this offering not purchased by affiliates will be freely tradable, without restriction, in the public market. After the lockup agreements pertaining to this offering expire 180 days from the date of this prospectus unless waived, an additional            shares will be eligible for sale in the public market at various times, subject to volume limitations under Rule 144 of the Securities Act of 1933, or the Securities Act. See "Shares Eligible for Future Sale" for more information regarding shares of our common stock that may be sold by existing stockholders after the closing of this offering.

The requirements of being a public company may strain our resources and distract our management.

        As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls for financial reporting. We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accountants addressing these assessments. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We will be required to comply with the requirements of Section 404 for our fiscal year ending September 30, 2006. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

        As well, in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and we cannot assure you that we will be able to do so in a timely fashion.

The price of our common stock may be volatile.

        Following this offering, the price at which our common stock will trade may be volatile. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities. These fluctuations often have been unrelated or disproportionate to the operating performance of publicly traded companies. In the past, following periods of volatility in the market price of a particular company's securities, securities class-action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often expensive to defend and may divert management's attention and resources from the operation of our business.

You will incur immediate and substantial dilution as a result of this offering.

        Investors purchasing shares of our common stock in this offering will pay more for their shares than the amount paid by stockholders who acquired shares prior to this offering. Investors in this offering will contribute      % of our total capitalization but will only beneficially own, in the aggregate, approximately        % of our outstanding common stock and control approximately      % of the voting rights with respect to our common stock following completion of this offering. In addition, the initial public offering price is substantially higher than the book value per share of our common stock immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. At an initial public offering price of $                              , the mid-point of the range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in an amount of $                              per share.

Takeover defense provisions may adversely affect the market price of our common stock.

        Various provisions of Delaware corporation law and of our corporate governance documents may inhibit changes in control not approved by our board of directors and may have the effect of depriving you of an opportunity to receive a premium over the prevailing market price of our common stock in the event of an attempted hostile takeover. In addition, the existence of these provisions may adversely affect the market price of our common stock. These provisions include:

  •
  a prohibition on stockholder action through written consents;

  •
  a requirement that special meetings of stockholders be called only by our board of directors;

  •
  advance notice requirements for stockholder proposals and nominations; and

  •
  availability of "blank check" preferred stock.

We do not intend to pay dividends in the foreseeable future.

        We do not currently pay any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings to fund our growth. Accordingly, you will receive a return on your investment in our common stock only if our common stock appreciates in value. You may therefore not realize a return on your investment even if you sell your shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "may," "could," "would," "should," "believe," "expect," "anticipate," "plan," "estimate," "target," "project," "intend" and similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement our strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.

        Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management's beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others assumptions regarding demand for our products, the expansion of product offerings geographically or through new applications, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve known and unknown risks and uncertainties, which could cause actual results that differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

  •
  vendor rebates based upon attaining certain growth goals;

  •
  changes in the way vendors introduce products to market;

  •
  the recall of a significant product by one of our vendors;

  •
  seasonality;

  •
  the impact of general economic trends on our business;

  •
  the timing and effectiveness of marketing programs offered by our vendors;

  •
  the timing of the introduction of new products and services by our vendors; and

  •
  competition.

        Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Securities and Exchange Commission, or SEC, we are under no obligation to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospectus could harm our business, prospects, operating results, and financial condition. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results or performance.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of common stock will be approximately $            , or $            if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and our estimated fees and expenses, including the fee described under "Certain Relationships and Related Party Transactions—Management Agreement." We intend to utilize the net proceeds from this offering to redeem all of our Series A preferred stock, including all accrued and unpaid dividends, for approximately $                  million, and repay approximately $     million of borrowings on the revolving credit facility under our amended credit agreement. We may then make additional borrowings on our revolving credit facility for general corporate purposes, including potential acquisitions.

        We intend to redeem our Series A preferred stock, which is entitled to annual cumulative dividends of 13% computed on a daily basis, with the proceeds of this offering rather than use the proceeds for general corporate purposes. Our Series A preferred stock represents a more expensive source of borrowing than the other financing sources available to us, including borrowings under our revolving credit facility. Our Series A preferred stock must be redeemed no later than June 18, 2012. We intend to use the remaining $     million of net proceeds from this offering to repay borrowings on our revolving credit facility in order to have greater borrowings available in the future for general corporate purposes, including potential acquisitions. While we continually evaluate acquisition candidates in the animal health products distribution industry, we do not currently have any arrangements or understandings in place to undertake any material acquisitions. We are not required to pay down the borrowings on our revolving credit facility prior to the maturity date of our amended credit agreement.

        As of March 31, 2005, there were $45.7 million of borrowings outstanding under our amended credit agreement, including $44.1 million under the revolving credit facility and $1.6 million under a capital loan for capital expenditures. The revolving credit facility bears interest at one of the following rates: the London Interbank Offered Rate, or LIBOR, plus a margin on the portion converted to LIBOR in accordance with our amended credit agreement, currently $36.0 million (4.64% at March 31, 2005); or the prime rate (5.75% at March 31, 2005). The capital loan bears interest at one of the following rates: LIBOR plus the applicable margin for LIBOR borrowings under our revolving credit facility plus 0.5%; or the prime rate plus 0.5% (6.25% at March 31, 2005). Our amended credit agreement matures on June 18, 2007.

DIVIDEND POLICY

        We have never paid or declared any dividends on our common stock. We do not anticipate paying any dividends on our common stock in the foreseeable future. Our amended credit agreement prohibits us from declaring or paying dividends on our common stock. We currently intend to retain future earnings to finance the ongoing operations and growth of our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

        The following table sets forth as of March 31, 2005 our consolidated cash and our consolidated capitalization on an actual basis and as adjusted to give effect to our sale of the shares offered hereby and the anticipated use of proceeds thereof. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our selected consolidated financial data and the consolidated financial statements.

	As of March 31, 2005
	Actual	As Adjusted
	(unaudited) ($ in thousands)
Cash	$31	$

Long-term debt:
Revolving credit facility	$44,135	$
Term debt including current portion	2,042

Total long-term debt	46,177
Preferred stock, $1.00 par value, 30,000 shares authorized:
Series A preferred stock, $1.00 par value, 30,000 shares authorized; 26,785.95 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	38,049		—
Stockholders' equity:
Common stock, $.01 par value; 1,500,000 shares authorized, 1,010,982 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted	10
Additional paid-in capital	1,001
Retained earnings and accumulated other comprehensive income	5,899

Total stockholders' equity	6,910

Total capitalization (excluding cash)	$91,136	$

        The outstanding share information in the table above is based on the number of shares outstanding as of March 31, 2005. This table excludes 97,582 shares of common stock issuable upon exercise of outstanding options as of March 31, 2005 at a weighted average exercise price of $1.00 per share.

DILUTION

        Our net tangible book value at March 31, 2005 was approximately $    million, or $        per share of our common stock. Net tangible book value per share represents our total tangible assets reduced by our total liabilities and divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering.

        After giving effect to the receipt of the estimated net proceeds from the sale by us of            shares, our net tangible book value at March 31, 2005, would have been approximately $            , or $        per share of common stock. This represents an immediate increase in net tangible book value per share of $        to existing stockholders and an immediate decrease in net tangible book value per share of $        to you. The following table illustrates the dilution.

Public offering price per share		$
Net tangible book value per share at March 31, 2005	$
Increase per share attributable to new investors

Net tangible book value per share after this offering

Dilution per share to new investors		$

        The following table sets forth, as of March 31, 2005, the differences between the amounts paid or to be paid by the groups set forth in the table with respect to the aggregate number of shares of our common stock acquired or to be acquired by each group.

Total Consideration
Shares Purchased
Average Price Per Share
	Number	%		Amount	%
Existing stockholders	$		%	$		%	$
New investors(1)
Option holders(2)

Total	$		%	$		%

(1)
Before underwriters commissions and our expenses.

(2)
Includes            shares of common stock issuable upon exercise of options expected to be granted to our officers, directors and employees in connection with the offering and             shares of common stock issuable upon exercise of options previously granted to our officers.

        If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to        or         % of the aggregate number of shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors will be increased to        or         % of the aggregate number of shares of common stock outstanding after this offering.

        The outstanding share information in the table above is based on the number of shares outstanding as of March 31, 2005. This table excludes 97,582 shares of common stock issuable upon exercise of outstanding options as of March 31, 2005 at a weighted average exercise price of $1.00 per share.

SELECTED FINANCIAL DATA

        The selected consolidated financial and operating data below are derived from the following sources:

  •
  The consolidated financial statements of our company while it was operated by Agri Beef Co. (which we refer to as our Predecessor) for the period from October 1, 2001 to June 17, 2002. Our Predecessor's financial statements, which have been audited by an independent registered public accounting firm, represent our results of operations for that period.

  •
  Our consolidated financial statements for the period from June 18, 2002 to September 30, 2002 and as of and for our fiscal years ended September 30, 2003 and 2004, which have been audited by an independent registered public accounting firm.

  •
  Our unaudited interim condensed consolidated financial statements as of March 31, 2005 and for the six months ended March 31, 2004 and 2005, which in the opinion of management reflect all adjustments necessary, which consist only of normally recurring adjustments, to present fairly, in accordance with generally accepted accounting principles in the United States, the information for such periods. The operating results of the interim periods are not necessarily indicative of results for a full year.

        The selected consolidated financial and operating data below represent portions of our financial statements and are not complete. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes to these statements included in this prospectus. Historical results are not necessarily indicative of future performance.

	Year Ended September 30,						Six Months Ended March 31,
	2000	2001	2002		2003	2004	2004	2005
	Predecessor			Successor
			October 1, 2001 - June 17, 2002	June 18, 2002 - September 30, 2002
	($ in thousands, except per share data)
Statements of Income Data (as restated)(4):
Revenues:
Product sales	$193,883	$219,407	$187,082	$91,796	$338,698	$390,026	$182,353	$223,095
Commissions	1,671	2,006	1,268	1,009	3,011	4,256	1,864	2,309

Total revenues	195,554	221,413	188,350	92,805	341,709	394,282	184,217	225,404
Cost of product sales	166,111	188,260	161,840	80,032	294,692	338,684	156,861	192,308

Gross profit	29,443	33,153	26,510	12,773	47,017	55,598	27,356	33,096
Selling, general and administrative expenses (excluding depreciation and amortization)(1)	22,229	25,009	20,082	11,115	35,886	41,872	20,310	23,819
Depreciation and amortization	812	835	577	285	976	1,146	523	727

Operating income	6,402	7,309	5,851	1,373	10,155	12,580	6,523	8,550
Other income (expense):
Interest expense(2)	(1,425)	(1,255)	(731)	(644)	(3,034)	(6,098)	(2,934)	(3,545)
Minority interest expense	(65)	(77)	—	—	—	—	—	—
Other income (expense)	3	(69)	203	59	324	322	164	183

Total other income (expense)	(1,487)	(1,401)	(528)	(585)	(2,710)	(5,776)	(2,770)	(3,362)

Income before taxes	4,915	5,908	5,323	788	7,445	6,804	3,753	5,188
Income tax expense	(1,844)	(2,246)	(2,043)	(297)	(3,116)	(4,280)	(2,369)	(2,937)

Net income	3,071	3,662	3,280	491	4,329	2,524	1,384	2,251
Accretion of redeemable preferred stock	—	—	—	(995)	(2,714)	—	—	—

Income (loss) available to common stockholders	$3,071	$3,662	$3,280	$(504)	$1,615	$2,524	$1,384	$2,251

Income (loss) per common share:
Basic	NM	NM	NM	$(0.56)	$1.77	$2.76	$1.51	$2.45
Diluted	NM	NM	NM	$(0.56)	$1.55	$2.36	$1.29	$2.11
Common shares used to compute income (loss) per common share:
Basic	NM	NM	NM	905	911	916	916	920
Diluted	NM	NM	NM	905	1,045	1,069	1,069	1,069
	As of September 30,					As of March 31,
	2000	2001	2002	2003	2004	2005
	Predecessor		Successor
	($ in thousands)
Balance Sheet Data (as restated)(4):
Cash	$33	$33	$36	$36	$28	$31
Working capital(3)	12,031	16,000	(6,694)	(1,027)	5,853	7,267
Total assets	62,484	79,715	115,070	122,270	146,565	155,005
Total debt	17,466	14,155	41,719	33,972	50,150	46,177
Redeemable preferred stock	—	—	27,495	31,494	35,733	38,049
Total stockholders' equity	14,300	17,962	353	2,113	4,632	6,910

	Year Ended September 30,						Six Months Ended March 31,
	2000	2001	2002		2003	2004	2004	2005
	Predecessor			Successor
			October 1, 2001 - June 17, 2002	June 18, 2002 - September 30, 2002
	($ amounts in thousands)
Other Data (unaudited):
EBITDA(5)	$7,152	$7,998	$6,631	$1,717	$11,455	$14,048	$7,210	$9,460
Product sales from Internet as a percentage of product sales(6)	—	—	15.8%	18.7%	18.1%	18.4%	18.0%	20.5%
Field sales representatives (at end of period)	59	71	82	82	94	111	103	135
Telesales representatives (at end of period)	43	47	63	69	75	79	78	90
Warehouses (at end of period)	7	7	8	8	8	9	8	10
Fill rate(7)	—	97.5%	97.6%	97.6%	97.8%	98.1%	98.2%	98.0%

(1)
Includes management fees expense of $72 for the period June 18, 2002 to September 30, 2002, $250 and $386 for our fiscal years ended September 30, 2003 and 2004, respectively, and $199 and $266 for the six months ended March 31, 2004 and 2005, respectively, as a result of payments to Bruckmann, Rosser, Sherrill & Co. LLC and Agri Beef Co. We anticipate that the management and consulting services agreement will be terminated in connection with the successful completion of this offering in exchange for a fee. See "Certain Relationships and Related Party Transactions—Management Agreement."

(2)
Includes accretion of our Series A preferred stock dividends beginning on July 1, 2003, which is non-deductible for income tax purposes. We intend to redeem all of our Series A preferred stock with a portion of the proceeds from this offering.

(3)
Defined as current assets minus current liabilities.

(4)
Certain statement of income and balance sheet amounts have been restated as described in Note 15 to our consolidated financial statements included in this prospectus.

(5)
"EBITDA" represents net income before interest expense, income tax expense and depreciation and amortization. Consistent with Item 10(e) of Regulation S-K promulgated under the Securities Act, our EBITDA has not been adjusted to exclude the management fees to Bruckmann, Rosser, Sherrill & Co. LLC and Agri Beef Co. discussed in footnote (1), above. We believe that the presentation of EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of company performance for distribution companies. Our management believes that EBITDA is useful in evaluating our operating performance between periods because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions, which items may vary between periods and for different companies for reasons unrelated to overall operating performance. As a result, our management uses EBITDA as a significant component when evaluating our financial performance and determining resource allocation. EBITDA is not a recognized measure of operating income, financial performance or liquidity under U.S. generally accepted accounting principles. The items excluded from EBITDA are significant components in understanding and assessing financial performance. Therefore, while providing useful information, our EBITDA should not be considered in isolation or as a substitute for consolidated statements of income and cash flows data prepared in accordance with U.S. generally accepted accounting principles and should not be construed as an indication of our company's operating performance or as a measure of liquidity. In addition, it should be noted that companies calculate

  EBITDA differently and, therefore, EBITDA as presented for us may not be comparable to EBITDA reported by other companies. A reconciliation of net income to EBITDA for each of the respective periods indicated is as follows:

	Year Ended September 30,						Six Months Ended March 31,
	2000	2001	2002		2003	2004	2004	2005
	Predecessor			Successor
			October 1, 2001 - June 17, 2002	June 18, 2002 - September 30, 2002
	($ amounts in thousands)
Reconciliation of EBITDA (unaudited):
Net income	$3,071	$3,662	$3,280	$491	$4,329	$2,524	$1,384	$2,251
Income tax expense	1,844	2,246	2,043	297	3,116	4,280	2,369	2,937
Interest expense	1,425	1,255	731	644	3,034	6,098	2,934	3,545
Depreciation and amortization	812	835	577	285	976	1,146	523	727

EBITDA	$7,152	$7,998	$6,631	$1,717	$11,455	$14,048	$7,210	$9,460

(6)
Information for our fiscal years ended September 30, 2001 and 2000, respectively, is not readily available.

(7)
Defined as, for any period, the dollar value of orders shipped the same day they were placed from any warehouse expressed as a percentage of the total dollar value of the orders placed by customers in the period.

"NM," as used in the table above, means not meaningful because of the substantial changes to our capital structure resulting from our acquisition of MWI Veterinary Supply Co. from Agri Beef Co. effective as of June 18, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        This prospectus contains forward-looking statements that involve risks and uncertainties. Actual events or results may differ materially from those indicated in such forward-looking statements. The following discussion of the financial condition and results of our operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included in this prospectus.

Overview

        We are a leading distributor of animal health products to veterinarians across the United States. We market our products to veterinarians in both the companion and production animal markets. Our growth has primarily been from internal growth initiatives and, to a lesser extent, selective acquisitions.

        Historically, approximately two-thirds of our total revenues have been generated from sales of companion animal products and one-third from production animal products. While we intend to continue to support production animal veterinarians with a broad range of products and value-added services, the increasing maturity of the production animal market results in lower margins on product sales relative to the companion animal market. We intend to increase our focus on the companion animal market, which we believe is growing due to the increasing number of households with companion animals, increased expenditures on animal health and preventative care, an aging pet population, advancements in pharmaceuticals and diagnostic testing and extensive marketing programs sponsored by companion animal nutrition and pharmaceutical companies. See "Our Business—Our Industry." While the average order size for companion animal health products is often smaller than production animal health products, companion animal health products typically have higher margins.

        We sell products that we source from our vendors to our customers through either a "buy/sell" transaction or an agency relationship with our vendors. In a "buy/sell" transaction, we purchase or take inventory of products from our vendors. When a customer places an order with us, we pick, pack, ship and invoice the customer for the order. We record sales from "buy/sell" transactions, which account for the vast majority of our business, as revenues in conformity with generally accepted accounting principles in the United States. In an agency relationship, we do not purchase and take inventory of products from our vendors. When we receive an order from our customer, we transmit the order to our vendor, who picks, packs and ships the order to our customer. In some cases, our vendor invoices and collects payment from our customer, while in other cases we invoice and collect payment from our customer on behalf of our vendor. We receive a commission payment for soliciting the order from our customer and for providing other customer service activities. The aggregate revenues we receive in agency transactions constitute the "commissions" line item on our statement of income and is recorded in conformity with generally accepted accounting principles in the United States. Our vendors determine the method we use to sell our products. Historically, vendors have occasionally switched between the "buy/sell" and agency models for particular products in response to market conditions related to that particular product. A switch between models can impact our revenues and our operating income. We cannot know in advance when a vendor will switch between the "buy/sell" and agency models or what impact, if any, such a change may have. A switch can occur even with vendors with whom we have written agreements, because most of our agreements with vendors have relatively short terms and are terminable with or without cause on short notice, normally 30 to 90 days. The impact of any individual change from a "buy/sell" to an agency model depends on the costs and expenses associated with a particular product, and can have either a positive or a negative effect on our profitability.

        When we negotiate vendor contracts for the upcoming year, our vendors typically establish sales growth goals for us to meet to receive performance rebates. Since many of our vendors' rebate programs are based on a calendar year, historically the three months ended December 31 has been our most significant quarter for recognition of rebates. Vendor rebates based on sales are classified in our accompanying consolidated statements of income as a reduction to cost of product sales at the time the sales performance measures are achieved. Purchase rebates are measured against inventory purchases from the vendors and are a reduction of inventory until the product is sold. When the inventory is sold, purchase rebates are recognized as a reduction to cost of product sales.

        Total Revenues.    Our total revenues increased from $195.6 million for our fiscal year ended September 30, 2000 to $394.3 million for our fiscal year ended September 30, 2004. Our revenue growth has been driven by our ability to offer a broad product selection at competitive prices with high levels of customer service and support and an expansion in the number of veterinary practices to which we distribute products. We have continually added new vendor relationships to expand our product offering and field sales representatives to increase our customer reach, principally in the southwest, southeast and northeast regions of the United States. We increased the number of products we distributed from over 8,000 products at September 30, 2000 to over 10,000 at September 30, 2004. We also increased our field representatives from 59 at September 30, 2000 to 111 at September 30, 2004.

        Operating Expenses.    Our selling, general and administrative expenses increased from $23.0 million for our fiscal year ended September 30, 2000 to $43.0 million for our fiscal year ended September 30, 2004. Selling, general and administrative expenses consist mainly of payroll and benefits, warehouse operating supplies, occupancy and telecommunication expenses and other general corporate expenses. Our selling, general and administrative expenses as a percentage of total revenues were 10.9% for our fiscal year ended September 30, 2004, compared to 11.8% for the same period in 2000. Historically, our selling, general and administrative expenses have grown at a slower rate than our revenues, which has been a contributing factor to our increasing profitability. By leveraging our existing infrastructure, we have been able to increase our revenues without having to invest in additional management personnel or facilities at the same rate.

Results of Operations

        The following tables summarize our historical results of operations for the period from October 1, 2001 to June 17, 2002, the period during which we operated as a wholly-owned subsidiary of Agri Beef Co., combined on a pro forma basis with our results for the period from June 18, 2002 to September 30, 2002, on an actual basis and as a percentage of total revenues. The following tables also summarize our historical results of operations for our fiscal years ended September 30, 2003 and 2004 and the six months ended March 31, 2004 and 2005, on an actual basis and as a percentage of total revenues.

Summary Consolidated Results of Operations Table

		Year Ended September 30,		Six Months Ended March 31,
	Pro Forma Year Ended September 30, 2002(1)
		2003	2004	2004	2005
	(unaudited)			(unaudited)
	($ in thousands)
Statements of Income Data (as restated)(4):
Revenues
Product sales	$278,878	$338,698	$390,026	$182,353	$$223,095
Commissions	2,277	3,011	4,256	1,864	2,309

Total revenues	281,155	341,709	394,282	184,217	225,404
Cost of product sales	241,872	294,692	338,684	156,861	192,308

Gross profit	39,283	47,017	55,598	27,356	33,096
Selling, general and administrative expenses (excluding depreciation and amortization)(2)	31,197	35,886	41,872	20,310	23,819
Depreciation and amortization	862	976	1,146	523	727

Operating income	7,224	10,155	12,580	6,523	8,550
Other income (expense):
Interest expense(3)	(1,375)	(3,034)	(6,098)	(2,934)	(3,545)
Other income (expense)	262	324	322	164	183

Total other income (expense)	(1,113)	(2,710)	(5,776)	(2,770)	(3,362)

Income before taxes	6,111	7,445	6,804	3,753	5,188
Income tax expense	(2,340)	(3,116)	(4,280)	(2,369)	(2,937)

Net income	3,771	4,329	2,524	1,384	2,251
Accretion of redeemable preferred stock	(995)	(2,714)	—	—	—

Income (loss) available to common stockholders	$2,776	$1,615	$2,524	$1,384	$2,251

(1)
See "Reconciliation of GAAP to Pro Forma Summary Financial Data" provided below.

(2)
Includes management fees expense of $72 for the pro forma year ended September 30, 2002, $250 and $386 for our fiscal years ended September 30, 2003 and 2004, respectively, and $199 and $266 for the six months ended March 31, 2004 and 2005, respectively, as a result of payments to Bruckmann, Rosser, Sherrill & Co. LLC and Agri Beef Co.

(3)
Includes accretion of our Series A preferred stock dividends beginning on July 1, 2003, which is non-deductible for income tax purposes. We intend to redeem all of our Series A preferred stock with a portion of the net proceeds from this offering.

(4)
Certain statement of income amounts have been restated as described in Note 15 to our consolidated financial statements included in this prospectus.

		Year Ended September 30,		Six Months Ended March 31,
	Pro Forma Year Ended September 30, 2002
		2003	2004	2004	2005
	(unaudited)			(unaudited)
Statements of Income Data:
Revenues
Product sales	99.2%	99.1%	98.9%	99.0%	99.0%
Commissions	0.8	0.9	1.1	1.0	1.0

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of product sales	86.0	86.2	85.9	85.2	85.3

Gross profit	14.0	13.8	14.1	14.8	14.7
Selling, general and administrative expenses (excluding depreciation and amortization)	11.1	10.5	10.6	11.0	10.6
Depreciation and amortization	0.3	0.3	0.3	0.3	0.3

Operating income	2.6	3.0	3.2	3.5	3.8
Other income (expense):
Interest expense	(0.5)	(0.9)	(1.6)	(1.6)	(1.6)
Other income (expense)	0.1	0.1	0.1	0.1	0.1

Total other income (expense)	(0.4)	(0.8)	(1.5)	(1.5)	(1.5)

Income before taxes	2.2	2.2	1.7	2.0	2.3
Income tax expense	(0.8)	(0.9)	(1.1)	(1.3)	(1.3)

Net income	1.4	1.3	0.6	0.7	1.0
Accretion of redeemable preferred stock	(0.4)	(0.8)	—	—	—

Income (loss) available to common stockholders	1.0%	0.5%	0.6%	0.7%	1.0%

Six Months Ended March 31, 2005 Compared to Six Months Ended March 31, 2004

        Total Revenues.    Total revenues increased $41.2 million, or 22.4%, to $225.4 million for the six months ended March 31, 2005 from $184.2 million for the six months ended March 31, 2004. This increase was attributable to an increase in product sales volumes of a wide variety of our products to both new and existing customers. The amount of the increase in product sales attributable to customers obtained subsequent to the end of the prior comparative period was approximately $15.5 million with the remaining increase attributable to existing customers. We increased the number of our field sales representatives to 135 at March 31, 2005 from 103 at March 31, 2004, allowing us to target additional customers and to extend our geographic reach, principally in the northeast and southeast regions of the United States. In addition, on January 3, 2005, we acquired substantially all the assets of Vetpo Distributors, Inc. This acquisition has enabled us to substantially expand our market presence in Michigan, Illinois, Indiana, Ohio and Wisconsin. From the acquisition date of January 3, 2005 through March 31, 2005, the field sales representatives who joined us from Vetpo produced product sales of $3.8 million. Our growth in total revenues was offset by the voluntary recall of an injectable heartworm preventative product by the manufacturer in September 2004. Sales of this product had been approximately $3.6 million for the six months ended March 31, 2004.

        Gross Profit.    Gross profit increased by $5.7 million, or 21.0%, to $33.1 million for the six months ended March 31, 2005 from $27.4 million for the six months ended March 31, 2004. Gross profit as a percentage of total revenues was 14.7% for the six months ended March 31, 2005, compared to 14.8% for the same period in the prior year. Our gross profit margin benefited from an increase of $1.7 million of gross profit in our vendor rebates based on the attainment of certain growth goals and a decrease in freight expense as a percentage of total revenues. This benefit was offset by the loss of $489,000 of gross profit related to the injectable heartworm preventative product voluntarily recalled by the manufacturer in September 2004.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses, excluding depreciation and amortization, increased by $3.5 million, or 17.3%, to $23.8 million for the six months ended March 31, 2005 from $20.3 million for the six months ended March 31, 2004. This increase was primarily due to the addition of 66 employees, of which the Vetpo acquisition accounted for 49. Included in this headcount are 24 field sales representatives, including 16 representatives added as a result of the Vetpo acquisition. In addition, we opened new facilities in Harrisburg, Pennsylvania and Meridian, Idaho and acquired a facility in Holland, Michigan as part of the Vetpo acquisition. We also relocated to a larger distribution center in Visalia, California in order to expand our capacity. The incremental expense from these facilities for the six months ended March 31, 2005 was $297,000 when compared to the same period in the prior year. Selling, general and administrative expenses, excluding depreciation and amortization, as a percentage of total revenues decreased to 10.6% for the six months ended March 31, 2005, compared to 11.0% for the same period in the prior year. Management fees included in selling, general and administrative expenses were $266,000 for the six months ended March 31, 2005, compared to $199,000 for the same period in the prior year and are the result of a management and consulting services agreement between us, Bruckmann, Rosser, Sherrill & Co., L.L.C., or BRS LLC, and Agri Beef Co. The management and consulting services agreement will terminate in connection with the successful completion of this offering in exchange for a fee. See "Certain Relationships and Related Party Transactions—Management Agreement." Depreciation and amortization expense was $727,000 for the six months ended March 31, 2005, compared to $523,000 for the same period in the prior year.

        Other Expenses.    Other expenses increased $591,000, or 21.3%, to $3.4 million for the six months ended March 31, 2005 from $2.8 million for the six months ended March 31, 2004. The increase in other expenses was primarily due to an increase in interest expense of $611,000 to $3.5 million in the six months ended March 31, 2005 from $2.9 million for the same period in the prior year. Included in interest expense is the accretion of dividends on our Series A preferred stock. We intend to use a portion of the net proceeds from this offering to redeem all of our outstanding Series A preferred stock.

        Income Tax Expense.    Income tax expense increased $568,000, or 24.0%, to $2.9 million for the six months ended March 31, 2005 from $2.4 million for the six months ended March 31, 2004. Our effective tax rate was 56.6% and 63.1% for the six months ended March 31, 2005 and 2004, respectively. The decrease in our effective tax rate was primarily attributable to the anticipated lower nondeductible accretion of dividends on our Series A preferred stock for fiscal 2005 due to the expected redemption of all of our Series A preferred stock with a portion of the net proceeds from this offering.

Fiscal 2004 Compared to Fiscal 2003

        Total Revenues.    Total revenues increased $52.6 million, or 15.4%, to $394.3 million for our fiscal year ended September 30, 2004 from $341.7 million for our fiscal year ended September 30, 2003. This increase was attributable to an increase in product sales volumes of a wide variety of our products to both new and existing customers. The amount of the increase in product sales attributable to customers obtained subsequent to the end of the prior comparative period was approximately $14.1 million with the remaining increase attributable to existing customers. We increased the number of our field sales representatives to 111 at September 30, 2004 from 94 at September 30, 2003, allowing us to target additional customers and to extend our geographic reach, principally in the northeast and southeast regions of the United States. Our growth in total revenues was partially offset by a transition in the selling arrangement of certain products by certain vendors from a "buy/sell" to an agency relationship, under which only our commissions are recorded as revenues. These vendor lines represented $3.8 million of total revenues, including product sales and commissions, in our fiscal year ended September 30, 2004, and $14.1 million of total revenues, including product sales and commissions, in our fiscal year ended September 30, 2003.

        Gross Profit.    Gross profit increased by $8.6 million, or 18.3%, to $55.6 million for our fiscal year ended September 30, 2004 from $47.0 million for our fiscal year ended September 30, 2003. Gross profit as a percentage of total revenues was 14.1% for our fiscal year ended September 30, 2004, compared to 13.8% in the prior year. Our gross profit margin benefited from an increase of $3.1 million of gross profit in our vendor rebates based on the attainment of certain growth goals and a decrease in freight expense as a percentage of total revenues, offset by a decreased margin due to increased pricing pressure.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses, excluding depreciation and amortization, increased by $6.0 million, or 16.7%, to $41.9 million for our fiscal year ended September 30, 2004, from $35.9 million for our fiscal year ended September 30, 2003. This increase was primarily due to the addition of 46 employees, including 17 field sales representatives, and new facilities in Harrisburg, Pennsylvania, Meridian, Idaho and Fife, Washington. We also relocated to a larger distribution center in Visalia, California in order to expand our capacity. The incremental expense from these facilities for our fiscal year ended September 30, 2004 was $507,000 when compared to the prior year. Selling, general and administrative expenses, excluding depreciation and amortization, as a percentage of total revenues increased slightly to 10.6% for our fiscal year ended September 30, 2004, compared to 10.5% in the prior year. Management fees included in selling, general and administrative expenses were $386,000 for our fiscal year ended September 30, 2004, compared to $250,000 in the prior year. Depreciation and amortization expense was $1.1 million for our fiscal year ended September 30, 2004, compared to $1.0 million in the prior year.

        Other Expenses.    Other expenses increased $3.1 million, or 113.1%, to $5.8 million for our fiscal year ended September 30, 2004, from $2.7 million for our fiscal year ended September 30, 2003. The increase in other expenses was primarily due to an increase in interest expense of $3.1 million to $6.1 million in our fiscal year ended September 30, 2004, from $3.0 million from the prior year. This increase was due principally to the accretion of our redeemable preferred stock dividends which was reflected as interest expense commencing with the adoption of a new accounting standard effective July 1, 2003.

        Income Tax Expense.    Income tax expense increased $1.2 million, or 37.4%, to $4.3 million for our fiscal year ended September 30, 2004 from $3.1 million for our fiscal year ended September 30, 2003. Our effective tax rate was 62.9% and 41.9% for our fiscal years ended September 30, 2004 and 2003, respectively. The increase in our effective tax rate was primarily attributable to the nondeductible accretion of our redeemable preferred stock dividends, beginning on July 1, 2003.

Fiscal 2003 Compared to Fiscal 2002

        Total Revenues.    Total revenues increased by $60.6 million, or 21.5%, to $341.7 million for our fiscal year ended September 30, 2003 from $281.2 million for our fiscal year ended September 30, 2002. This increase was attributable to an increase in product sales volumes of a wide variety of our products to both new and existing customers. The amount of the increase in product sales attributable to customers obtained subsequent to the end of the prior comparative period was approximately $13.2 million with the remaining increase attributable to existing customers. We increased the number of our field sales representatives to 94 at September 30, 2003 from 82 at September 30, 2002, allowing us to target additional customers and to extend our geographic reach, primarily in the southeast and southwest regions of the United States. The growth in sales was also due to the launch of a new line of veterinary diagnostic equipment and supplies in February 2002, which increased our revenues by $10.0 million for our fiscal year ended September 30, 2003 when compared to our fiscal year ended September 30, 2002. Our growth in total revenues was partially offset by a transition in the selling arrangement of certain products by certain vendors from a "buy/sell" to an agency relationship under which only our commissions are recorded as revenues. These vendor lines represented $13.9 million of total revenues, including product sales and commissions, in our fiscal year ended September 30, 2002 and $9.4 million of total revenues, including product sales and commissions, in our fiscal year ended September 30, 2003.

        Gross Profit.    Gross profit increased by $7.7 million, or 19.7%, to $47.0 million for our fiscal year ended September 30, 2003 from $39.3 million for our fiscal year ended September 30, 2002. Gross profit as a percentage of total revenues was 13.8% for our fiscal year ended September 30, 2003, compared to 14.0% in the prior year. The reduction in gross profit margin was due to increased pricing pressure offset by an increase of $1.2 million in our vendor rebates based on the attainment of certain growth goals, and a decrease in freight expense as a percentage of total revenues.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses, excluding depreciation and amortization, increased by $4.7 million, or 15.0%, to $35.9 million for our fiscal year ended September 30, 2003, from $31.2 million for our fiscal year ended September 30, 2002. This increase was primarily due to the addition of 41 employees, including 12 field sales representatives, and new facilities in Fife, Washington and Grand Prairie, Texas. The incremental expense from these facilities for our fiscal year ended September 30, 2003 was $304,000 when compared to the prior year. Selling, general and administrative expenses, excluding depreciation and amortization, as a percentage of total revenues decreased slightly to 10.5% for the fiscal year ended September 30, 2003, compared to 11.1% in the prior year. Management fees included in selling, general and administrative expenses were $250,000 for our fiscal year ended September 30, 2003, compared to $72,000 in the prior year. Depreciation and amortization expense was $1.0 million for our fiscal year ended September 30, 2003, compared to $862,000 in the prior year. We also incurred noncapitalizable transaction-related costs of $1.3 million related to our acquisition of MWI Veterinary Supply Co. from Agri Beef Co. in June 2002.

        Other Expenses.    Other expenses increased $1.6 million, or 143.5%, to $2.7 million for our fiscal year ended September 30, 2003, from $1.1 million for our fiscal year ended September 30, 2002. The increase in other expenses was primarily due to an increase of interest expense of $1.7 million to $3.0 million in our fiscal year ended September 30, 2003, from $1.4 million from the prior year. This increase was due to the debt incurred due to our acquisition of MWI Veterinary Supply Co. from Agri-Beef Co. in June 2002 and the inclusion in fiscal 2003 of $1.0 million of accretion of our redeemable preferred stock dividends, which was reflected as interest expense commencing with the adoption of SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, effective July 1, 2003.

        Income Tax Expense.    Income tax expense increased $776,000, or 33.2%, to $3.1 million for our fiscal year ended September 30, 2003 from $2.3 million for our fiscal year ended September 30, 2002. Our effective tax rate was 41.9% and 38.3% for our fiscal year ended September 30, 2003 and 2002, respectively. The increase in the effective tax rate was primarily attributable to the nondeductible accretion of dividends on our Series A preferred stock.

Reconciliation of GAAP to Pro Forma Summary Financial Data

        Our financial results for our fiscal year ended September 30, 2002 presented and discussed herein are pro forma in nature. The results of operations for our fiscal year ended September 30, 2002 combine the results of the Successor for the period from June 18, 2002 to September 30, 2002 with the results of the Predecessor for the period from October 1, 2001 to June 17, 2002. The following table reconciles the financial data of the Predecessor for the period from October 1, 2001 to June 17, 2002 and the Successor for the period from June 18, 2002 to September 30, 2002 to the pro forma summary financial data for our fiscal year ended September 30, 2002 on an actual basis and as a percentage of total revenues.

	October 1, 2001 to June 17, 2002	June 18, 2002 to September 30, 2002	Pro Forma Year Ended September 30, 2002	October 1, 2001 to June 17, 2002	June 18, 2002 to September 30, 2002	Pro Forma Year Ended September 30, 2002
	Predecessor	Successor		Predecessor	Successor
	(unaudited)			(unaudited)
	($ in thousands)			(as a percentage of revenues)
Statements of Income Data (as restated)(2):
Revenues
Product sales	$187,082	$91,796	$278,878	99.3%	98.9%	99.2%
Commissions	1,268	1,009	2,277	0.7	1.1	0.8

Total revenues	188,350	92,805	281,155	100.0	100.0	100.0
Cost of product sales	161,840	80,032	241,872	85.9	86.2	86.0

Gross profit	26,510	12,773	39,283	14.1	13.8	14.0
Selling, general and administrative expenses (excluding depreciation and amortization)(1)	20,082	11,115	31,197	10.7	12.0	11.1
Depreciation and amortization	577	285	862	0.3	0.3	0.3

Operating income	5,851	1,373	7,224	3.1	1.5	2.6
Other income (expense):
Interest expense	(731)	(644)	(1,375)	(0.4)	(0.7)	(0.5)
Other income (expense)	203	59	262	0.1	0.1	0.1

Total other income (expense)	(528)	(585)	(1,113)	(0.3)	(0.6)	(0.4)

Income before taxes	5,323	788	6,111	2.8	0.9	2.2
Income tax expense	(2,043)	(297)	(2,340)	(1.1)	(0.3)	(0.8)

Net income	3,280	491	3,771	1.7	0.6	1.4
Accretion of redeemable preferred stock	—	(995)	(995)	0.0	(1.1)	(0.4)

Income (loss) available to common stockholders	$3,280	$(504)	$2,776	1.7%	(0.5)%	1.0%

(1)
Includes $72 of management fees paid in the period from June 18, 2002 to September 30, 2002.

(2)
Certain statement of income amounts have been restated as described in Note 15 to our consolidated financial statements included in this prospectus.

Seasonality in Operating Results

        Our quarterly sales and operating results have varied significantly in the past, and will likely continue to do so in the future. Historically, our total revenues have typically been higher during the spring and fall months due to increased sales of production animal products. Product use cycles for production animal products are directly related to medical procedures performed by veterinarians on production animals during the spring and fall months. These buying patterns can also be affected by vendors' and distributors' marketing programs launched during the summer months, particularly in June, which can cause veterinarians to purchase production animal health products earlier than those products are needed. This kind of early purchasing may reduce our sales in the months these purchases would have otherwise been made. See "Risk Factors—Our quarterly operating results may fluctuate significantly." Additionally, while we accrue rebates as they are earned, our rebates have historically been highest during the quarter ended December 31, since some of our vendors' rebate programs are designed to include targets to be achieved near the end of the calendar year.

        Our companion animal products tend to have a different product use cycle that minimally overlaps with that of production animal products. In the companion animal market, sales of flea, tick and mosquito products are highest during the spring and summer months. The differing product use cycles of companion animal products partially offsets the seasonality we typically experience due to our sales of production animal products.

        For the reasons and factors discussed above our quarterly operating results may fluctuate significantly. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and our sales for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. If this occurs, the price of our stock would likely decrease.

	For the quarters ended
	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005
	($ in thousands)
Revenues:
Product sales	$89,286	$93,067	$104,910	$102,763	$108,065	$115,030
Commissions	768	1,096	1,276	1,116	929	1,380

Total revenues	90,054	94,163	106,186	103,879	108,994	116,410
Cost of product sales	76,329	80,531	91,981	89,843	92,370	99,938

Gross profit	13,725	13,632	14,205	14,036	16,624	16,472
Selling, general and administrative expenses (excluding depreciation and amortization)	9,871	10,440	10,575	10,986	11,016	12,803
Depreciation and amortization	251	272	306	317	340	387

Operating income	3,603	2,920	3,324	2,733	5,268	3,282
Other income (expense):
Interest expense	(1,430)	(1,504)	(1,485)	(1,679)	(1,769)	(1,776)
Earnings of equity method investees	32	19	24	29	32	27
Other	65	47	49	57	67	57

Total expense	(1,333)	(1,438)	(1,412)	(1,593)	(1,670)	(1,692)
Income before taxes	2,270	1,482	1,912	1,140	3,598	1,590
Income tax expense	(1,429)	(940)	(1,195)	(716)	(1,942)	(995)

Net income	$841	$542	$717	$424	$1,656	$595

Liquidity and Capital Resources

        Our principal sources of liquidity are cash flow generated from operations and borrowings on the revolving credit facility under our amended credit agreement. We use capital primarily to fund day-to-day operations and to maintain significant inventory levels in order to promptly fulfill orders from our customers. We also expend funds to expand our operations to increase our sales growth. We believe our capital resources will be sufficient to meet our anticipated cash needs for at least the next twelve months.

        Operating Activities.    For the six months ended March 31, 2005, cash provided by operations was $10.6 million, and was primarily attributable to an increase in accounts payable of $5.4 million, non cash accretion of our Series A preferred stock dividends of $2.3 million and net income of $2.3 million. The increase in accounts payable related to new product offerings available to us, an additional warehouse in Holland, Michigan and certain products we sell moving from an agency to a buy/sell arrangement. For our fiscal year ended September 30, 2004, net cash used by operating activities was $13.9 million, and was primarily attributable to increases of $10.1 million in accounts receivable and

$12.7 million in inventories. During this time period, we offered extended payment terms to production animal veterinarians in response to market conditions and experienced increased sales which led to the increase in accounts receivable balances. The increase in inventories was primarily related to supporting increased sales growth and adding a warehouse in Harrisburg, Pennsylvania. The increases in accounts receivable and inventories were partially offset by an increase of $653,000 in accounts payable, the non cash accretion of our Series A preferred stock dividends of $4.2 million and net income of $2.5 million. For our fiscal year ended September 30, 2003, net cash provided by operating activities was $8.7 million, and was primarily attributable to net income of $4.3 million, a decrease of $1.6 million in inventories, non cash accretion of our Series A preferred stock dividends of $1.0 million and a positive net effect of $923,000 of an $8.5 million increase in accounts receivable offset by a $9.4 million increase in accounts payable. The decrease in inventories related primarily to two product lines moving from a buy/sell to an agency arrangement. The increase in both accounts receivable and accounts payable are a reflection of sales growth and they offset with a minimal effect on operating activities. For the period from June 18, 2002 to September 30, 2002 and the period from October 1, 2001 to June 17, 2002, net cash used by operating activities was $138,000 and $2.7 million, respectively. For the period from June 18, 2002 to September 30, 2002, the $138,000 net cash used in operating activities was primarily attributable to an increase of $7.4 million in accounts receivable, a decrease of $4.1 million in inventories and an increase of $2.5 million in accounts payable and accrued expenses. The increase in accounts receivable was primarily attributable to sales growth and seasonality of production animal products and extended payment terms on certain product offerings. The decrease in inventories was related to seasonality of production animal products and vendor programs. The increase in accounts payable and accrued expense was primarily attributable to extended payment terms on certain vendor products. For the period from October 1, 2001 to June 17, 2002, the $2.7 million net cash used in operating activities was primarily attributable to an increase in inventories of $3.5 million and a decrease in accounts payable of $4.7 million. The increase in inventories was attributable to new product lines and a new warehouse in Dallas, Texas. The decrease in accounts payable was attributable to vendor program seasonality and the payment of amounts due under these programs. These outflows of cash were partially offset by net income of $3.3 million.

        Investing Activities.    For the six months ended March 31, 2005, net cash used by investing activities was $5.5 million, and was primarily attributable to the acquisition of certain assets of Vetpo Distributors, Inc. and Memorial Pet Care, Inc. Net cash used by investing activities was $1.3 million in our fiscal year ended September 30, 2004 and was primarily attributable to investments in equipment, including the purchase of office, warehouse and computer equipment, of which $945,000 was financed with a capital loan under our amended credit agreement. In November 2003, we relocated from an existing warehouse facility to a larger warehouse facility in Visalia, California. The capital expenditure for the equipment for this facility was approximately $507,000. In December 2003, we signed a new warehouse lease for a Harrisburg, Pennsylvania location. The capital expenditure for the equipment for this facility was approximately $696,000. We use these facilities to ship products to our customers in their respective areas of the United States. Also, during our fiscal year ended September 30, 2004, we upgraded our enterprise information system at a cost of approximately $283,000. The implementation was effective July 2004. Net cash used by investing activities was $1.3 million in our fiscal year ended September 30, 2003 and was primarily attributable to investments in equipment, including the purchase of office, warehouse and computer equipment. Net cash (used in) provided by investing activities was $(43.4 million) and $89,000, respectively, for the period from June 18, 2002 to September 30, 2002 and the period from October 1, 2001 to June 17, 2002, and was primarily attributable to our purchase of the predecessor company from Agri Beef Co.

        Financing Activities.    For the six months ended March 31, 2005, net cash used by financing activities was $5.2 million, and was primarily used to pay down the outstanding balance on our revolving credit facility. In our fiscal year ended September 30, 2004, net cash provided by financing activities was $15.1 million and was primarily attributable to an increase in borrowings under our revolving credit facility of $15.2 million to fund working capital. In our fiscal year ended September 30, 2003, net cash used by financing activities was $7.5 million and was primarily attributable to a reduction in the amount outstanding on our revolving credit facility. For the period from June 18, 2002 to September 30, 2002 and the period from October 1, 2001 to June 17, 2002, net cash provided by financing activities was $43.5 million and $2.6 million, respectively, and was primarily attributable to borrowings under our revolving credit facility used in the transaction to purchase our predecessor company from Agri Beef Co. As part of this transaction, we retired $17.5 million in related party debt owed to Agri Beef Co.

        Capital Resources.    On June 18, 2002, we entered into a credit agreement with two lenders for a $70.0 million credit facility. The credit agreement is secured by a security interest in substantially all of our assets, and terminates on June 18, 2007. Interest is due monthly at the following rates: LIBOR plus a margin (3.78% and 4.64% at September 30, 2004 and March 31, 2005, respectively), or the prime rate (4.75% and 5.75% at September 30, 2004 and March 31, 2005, respectively). The LIBOR margin, which can range from 1.75% to 2.25%, is determined based upon whether our fixed charge coverage ratio, as defined in our amended credit agreement, exceeds certain thresholds established by our amended credit agreement. Our outstanding balance on this facility on March 31, 2005, September 30, 2004 and 2003 was $44.1 million, $49.1 million and $34.0 million, respectively. As of March 31, 2005, the interest rate on this facility was 4.64% on the portion convertible to LIBOR in accordance with the amended credit agreement, currently $36.0 million and 5.75% on the remaining balance ($8.1 million). The credit agreement contains certain restrictive financial covenants as well as restrictions on dividend payments and future debt borrowings.

        Under our amended credit agreement, up to $10.0 million is available for letters of credit. During fiscal 2004, we established two letters of credit totaling $3.1 million. The letters of credit typically act as a guarantee of certain of our payment obligations. On September 30, 2004, there were no outstanding draws on these letters of credit.

        In addition, on December 19, 2003, we amended the credit agreement to include borrowings of up to $2.5 million on a capital loan for capital equipment purchases only. Interest is due monthly at the following rates: LIBOR plus the applicable margin for LIBOR borrowings under our revolving credit facility plus 0.5%, or the prime rate plus 0.5% (5.25% and 6.25% at September 30, 2004 and March 31, 2005, respectively). The outstanding balance on the capital loan was $1.0 million and $1.6 million at September 30, 2004 and March 31, 2005, respectively.

        We are required by our amended credit agreement to maintain an interest rate swap on a minimum notional amount of $12 million of borrowings under our revolving credit facility. On each of July 7, 2004, July 7, 2003 and July 8, 2002, we entered into an interest rate swap agreement for $12.0 million of our borrowings under our revolving credit facility. Under these swap agreements, we receive interest at a floating rate based on LIBOR and pay interest at a fixed rate, currently 2.49%. The interest rate paid under our two former swap agreements was 1.33% and 2.67%, respectively. Net payments due under the swap are settled monthly, and our current swap agreement expires on July 7, 2005.

        We expect that our interest expense will decrease in future periods because we intend to use a portion of the net proceeds from this offering to redeem all of our outstanding Series A preferred stock and repay borrowings on the revolving credit facility under our amended credit agreement. See "Use of Proceeds."

Contractual Obligations

        Our contractual obligations at September 30, 2004 mature as follows:

	Payments Due by Period
	Total	1 Year or less	2-3 Years	4-5 Years	More than 5 Years
	($ in thousands)
Line-of-credit to banks	$49,129	$—	$49,129	$—	$—
Operating lease commitments	4,034	878	1,634	1,031	491
Long-term debt obligations (including current portion)	1,020	288	732	—	—
Interest on long-term debt and line-of-credit(1)	4,158	1,830	2,328	—	—
Accretion of redeemable preferred stock dividends(2)	58,718	—	—	—	58,718
Redeemable preferred stock(2)	35,733	—	—	—	35,733

Total contractual obligations(3)	$152,792	$2,996	$53,823	$1,031	$94,942

(1)
Future interest payments are calculated based on the assumption that all debt is outstanding until maturity. For debt instruments with variable interest rates, interest has been calculated for all future periods using the rates in effect at December 31, 2004.

(2)
We intend to redeem all of our Series A preferred stock with a portion of the net proceeds from this offering. The accreted dividends on our Series A preferred stock as of June 30, 2005 and September 30, 2005 will be $12.5 million and $13.7 million, respectively.

(3)
Does not include fees payable under the management and consulting services agreement.

Inflation

        Most of our operating expenses are inflation-sensitive, with inflation generally producing increased costs of operations. During the past three years, the most significant effects of inflation have been on employee wages, costs of products and fuel-intensive costs including freight and travel. We managed the effects of inflation by controlling increases in compensation expense, renegotiating freight carrier contracts and utilizing a central source for warehouse shipping supplies.

Critical Accounting Policies

        The SEC recently issued disclosure guidance for "critical accounting policies." The SEC defines "critical accounting policies" as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

        Our significant accounting policies are described in Note 2 to our consolidated financial statements. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. However, our management is required to make certain estimates and assumptions during the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period they are determined to be necessary. Actual results could differ from those estimates. The following are descriptions of some of our critical accounting policies that are impacted by such judgments, assumptions and estimates.

Revenue Recognition

        Product sales are recognized at the time the product is delivered to customers. We have agency contracts with various manufacturers and we receive commissions according to the terms of those contracts.

Vendor Rebates

        Vendor rebates are recorded based on the terms of the contracts with each vendor and in accordance with the provisions of Emerging Issues Task Force (EITF) Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. We receive quarterly and annual performance-based rebates from third party vendors based upon attainment of certain sales and/or purchase goals. Sales rebates are classified in our accompanying consolidated statements of income as a reduction to cost of product sales at the time the sales performance measures are achieved. Purchase rebates are measured against inventory purchases from the vendors and are a reduction of inventory until the product is sold. When the inventory is sold, purchase rebates are recognized as a reduction to cost of product sales.

        Historically, actual results have not significantly deviated from those determined using the estimates described above. We expect that our estimates in the future will continue to be reasonable as our rebates are based on specific vendor program goals and are principally recorded upon achievement of sales performance measures.

Customer Incentives

        Customer incentives are accrued based on the terms of the contracts with each customer and in accordance with the provisions of EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). These incentive programs provide that the customer receives an incentive based on their product purchases or attainment of performance goals. Incentives are estimated based on the specific terms in each agreement, historical experience and product growth rates.

Goodwill and Other Intangible Assets

        On October 1, 2002, Statement of Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS 142), was adopted. SFAS 142 requires that goodwill and certain intangible assets no longer be amortized, but instead be tested for impairment at least annually.

        We assess the potential impairment of goodwill and intangible assets annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors we consider important, which could trigger an interim impairment review, include:

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  Significant underperformance relative to expected historical or projected future operating results;

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  Significant changes in the manner of our use of acquired assets or the strategy for our overall business; and

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  Significant negative industry or economic trends.

If we determine through the impairment review process that goodwill or intangible assets have been impaired, we record an impairment charge in our consolidated statement of income.

        The recorded goodwill amounts were tested for impairment as required, and no impairment was noted. The fair value calculations used for these tests require us to make assumptions about items that are inherently uncertain. Assumptions related to future market demand, market prices and product costs could vary from actual results, and the impact of such variations could be material. Factors that could affect the assumptions include changes in economic conditions, success in marketing products and competitive conditions in our industry. The factors that most significantly affect the fair value calculation are market multiples and estimates of future cash flows. Fair value is determined by an independent third-party appraiser who primarily used the discounted cash flow method and the guideline company method.

Stock Options

        We account for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Bulletin (APB) No. 25, Accounting for Stock Issued to Employees (APB 25). We have adopted the disclosure-only requirements of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), for stock-based awards to employees. Accordingly, we record no compensation expense in our consolidated financial statements upon grant of employee stock awards when the exercise price is equal to fair market value at the date of grant.

        SFAS 123 requires the disclosure of pro forma net income or loss as if we had adopted the fair value method since inception. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the characteristics of our stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculation.

        During 2003, we granted 98,901 stock options to certain of our executives. We have concluded that these options are non-compensatory in accordance with the provisions of APB 25. The effective date of the grants for vesting purposes is June 18, 2002. The options vest in various amounts over three to five-year periods beginning upon the achievement of annual financial targets as established by our 2002 Stock Option Plan beginning with our fiscal year ended September 30, 2002 and ending with our fiscal year ending September 30, 2006. All unvested options as of June 18, 2009 become fully vested if the option holder is employed with us on such date. Options generally lapse ten years after issuance or 90 to 120 days after the option holder ceases to be an employee, depending upon the cause of termination. Options granted under this plan have a repurchase right, the terms of which are dependent upon the cause of termination of the option holder, the consummation of a sale of the Company, an initial public offering or a qualifying recapitalization. In addition, vesting of certain of the options is accelerated upon completion of a qualifying initial public offering or sale of the Company as defined by the option agreements. During our fiscal years ended September 30, 2004 and 2003, no shares were exercised.

Redeemable Preferred Stock

        We have authorized 30,000 shares of Series A preferred stock, with 26,785.95 shares issued and outstanding on September 30, 2004 and 2003. Significant terms of the Series A preferred stock are as follows:

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  Each share is entitled to annual cumulative dividends of 13% computed on a daily basis from the date the shares are issued (all accrued and unpaid dividends are accumulated semi-annually and begin accruing a 13% return). Accumulated, accrued and unpaid dividends at September 30, 2004 and 2003 were $8.9 million and $4.7 million ($334.03 and $175.77 average per share), respectively.

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  In the event of our sale, liquidation, dissolution or winding up, the preferred stockholders shall receive $1,000 per share (plus accumulated, accrued and unpaid dividends) or such lesser amount as represents our entire net assets that are available for distribution. Any remaining assets will be distributed ratably among the holders of our common stock.

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  We may redeem any outstanding shares at any time but all shares must be redeemed no later than June 18, 2012. In addition, each holder may redeem their shares upon a change in control. The redemption price is $1,000 per share plus accrued and unpaid dividends (total of $35.7 million and $31.5 million at September 30, 2004 and 2003, respectively).

        We intend to use a portion of the net proceeds from this offering to redeem all of our outstanding Series A preferred stock.

New Accounting Pronouncements

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4 (SFAS 151). SFAS 151 clarifies that inventory costs that are "abnormal" are required to be charged to expense as incurred as opposed to being capitalized into inventory as a product cost. SFAS 151 provides examples of "abnormal" costs to include costs of idle facilities, excess freight and handling costs, and wasted material (spoilage). SFAS 151 is effective for our fiscal year beginning October 1, 2005. The impact of SFAS 151 is not expected to have a material effect on our consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123 (Revised), Share-Based Payment (SFAS 123-R). SFAS 123-R replaces SFAS 123 and supersedes APB 25. Adoption of SFAS 123-R will require us to record a non-cash expenses for our stock compensation plans using the fair value method. Historically, we have recorded our compensation cost in accordance with APB 25, which does not require the recording of an expense for our equity related compensation plans if stock options were granted at a price equal to the fair market value of our common stock on the grant date. SFAS 123-R is effective for us on October 1, 2005. Based on options outstanding and expected vesting dates, the adoption of SFAS 123-R is not expected to have a material effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to market risks primarily from changes in United States interest rates. We manage this risk by, pursuant to the terms of our amended credit agreement, converting the interest rate payable on the majority of the outstanding loan balance on our revolving credit facility into a lower LIBOR interest rate. We do not engage in financial transactions for trading or speculative purposes.

        The interest payable on the revolving credit facility under our amended credit agreement is based on variable interest rates and is therefore affected by changes in market interest rates. If the weighted average interest rate on our variable rate indebtedness rose 48 basis points (a 10.0% change from the calculated weighted average interest rate as of March 31, 2005), assuming no change in our outstanding balance on the revolving credit facility under our amended credit agreement (approximately $45.7 million (comprised of $44.1 million credit facility and $1.6 million capital equipment note) as of March 31, 2005), our annualized income before taxes and cash flows from operating activities would decline by approximately $219,000. If the weighted average interest rate on our variable rate indebtedness decreased 48 basis points (a 10.0% change from the calculated weighted average interest rate as of March 31, 2005), assuming no change in our outstanding balance on the revolving credit facility under our amended credit agreement (approximately $45.7 million as of March 31, 2005), our annualized income before taxes and cash flows from operating activities would increase by approximately $219,000.

Credit Agreement

        On June 18, 2002, we entered into a credit agreement with two lenders, Bank of America, N.A. and Fleet Capital Corporation, for a $70.0 million credit facility. The credit agreement is secured by a security interest in substantially all of our assets, including the stock of our subsidiaries, and terminates on June 18, 2007. The credit agreement contains certain restrictive financial covenants as well as restrictions on dividend payments and future debt borrowings. Interest is due monthly at the following rates: LIBOR plus 0.5% on the portion converted to LIBOR in accordance with our amended credit agreement, currently $36.0 million (4.64% at March 31, 2005), or the prime rate (5.75% at March 31, 2005). During our fiscal year ended September 30, 2004, we amended our credit agreement and negotiated a reduction in the margin over LIBOR from 2.0% to 1.75%. The lenders also receive an unused line fee equal to 0.375% of the average unused amount of the revolving credit facility, including the undrawn face amount of outstanding letters of credit. As of March 31, 2005, the effective interest rate for all borrowings under our revolving credit facility was 4.80% per annum. Our outstanding balance on this facility at March 31, 2005 was $45.7 million. Under our amended credit agreement, up to $10.0 million is available for letters of credit. During our fiscal year ended September 30, 2004, we established two letters of credit totaling $3.1 million. At March 31, 2005, there were no outstanding borrowings on these letters of credit. As part of the credit agreement, we are required to maintain an interest rate swap on a minimum notional amount of $12.0 million of borrowings under our revolving credit facility. Under the swap agreement, we receive interest at a floating rate based on LIBOR and pay interest at a fixed rate, currently 2.49%. This has the effect of reducing our exposure to fluctuations in variable interest rates to which we would otherwise be subject. For our fiscal year ended September 30, 2004 and the six months ended March 31, 2005, the impact of this interest swap was interest expense of $37,000 and $21,000, respectively.

        In addition, on December 19, 2003, we amended our credit agreement to include borrowings up to $2.5 million on a capital loan for capital equipment purchases only. Interest is due monthly at the following rates: LIBOR plus a margin on the portion converted to LIBOR in accordance with our amended credit agreement, or the prime rate plus 0.5%. The capital loan is payable in monthly principal payments of $34,129, plus interest. The interest rate on the capital loan was 6.25% at March 31, 2005. Our outstanding balance on the capital loan at March 31, 2005 was $1.6 million. During the six months ended March 31, 2005, we amended the credit agreement to include Memorial Pet Care, Inc., a wholly owned subsidiary of MWI Veterinary Supply Co., as a subsidiary borrower.

        We have entered into an amendment to our amended credit agreement which permits the redemption of our Series A preferred stock and the payment for the termination of our management fees with a portion of the net proceeds of this offering, together with certain other agreed upon modifications.

Promissory Note

        In January 2005, we issued a non-negotiable promissory note in the aggregate principal amount of $486,540 in partial consideration for the purchase of substantially all the assets of Vetpo Distributors, Inc. The note bears interest at the prime rate, payable quarterly. The principal of the note is payable in five equal annual installments, beginning on January 1, 2006. The amount of the promissory note can be reduced in the event we suffer damages in excess of $50,000 arising from or related to the asset purchase agreement or the transactions contemplated by that agreement.

BUSINESS

General

        We are a leading distributor of animal health products to veterinarians across the United States. We distribute more than 10,000 products sourced from over 350 vendors to more than 14,000 veterinary practices nationwide from ten strategically located distribution centers. Products we sell include pharmaceuticals, vaccines, parasiticides, diagnostics, capital equipment, supplies, veterinary pet food and nutritional products. We market these products to veterinarians in both the companion animal and production animal markets. As of March 31, 2005, we had a sales force of 225 people covering the United States. We also offer our customers a variety of value-added services, including on-line ordering, pharmacy fulfillment, inventory management, equipment procurement consultation and special order fulfillment, which we believe closely integrates us with our customers' day-to-day operations and provides them with meaningful incentives to continue ordering from us.

        Historically, approximately two-thirds of our total revenues have been generated from sales of companion animal products and one-third from production animal products. For our fiscal year ended September 30, 2004, our total revenues were $394.3 million and our operating income was $12.6 million. For the six months ended March 31, 2005, our total revenues were $225.4 million and our operating income was $8.6 million.

Industry Overview

        According to the Animal Health Institute, animal health product sales in the United States for 2003 totaled $4.7 billion, an increase of 5.7% compared to 2002. The market for animal health products in the United States is split almost evenly between products sold for companion and production animals. Companion animals include dogs, cats, other pets and horses, while production animals include cattle and other food-producing animals.

        We believe the companion animal health products market is growing due to the increasing number of households with companion animals, increased expenditures on animal health and preventative care, advancements in pharmaceuticals and diagnostic testing and extensive marketing programs sponsored by companion animal nutrition and pharmaceutical companies. We believe that product sales in the production animal health products market are largely driven by continued spending on animal health products to improve productivity, weight gain and disease prevention, as well as a growing focus on food safety. We believe that these growth factors are mitigated by the downward influence of generic drugs on pricing.

        Veterinarians are one of the primary purchasers of animal health products, particularly in the companion animal market. According to AVMA, there are approximately 47,000 veterinarians in private practice in 23,600 veterinary practices nationwide. Based on data provided by AVMA, we estimate that these veterinary practices purchase an average of $140,000 of animal health products, including food, annually, the majority of which is ordered through distributors. We believe veterinary practices typically place at least one order per week to avoid storing and managing large volumes of supplies.

        We believe that distributors play a vital role for veterinary practices by providing access to a broad selection of products through a single channel and helping them efficiently manage their inventory levels. Distributors also offer product vendors substantial value by providing cost-effective access to a highly fragmented and geographically diverse customer base.

Competitive Strengths

        We believe that our strengths include:

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  Leading Distributor to Veterinarians.  Based upon our total revenues for our fiscal year ended September 30, 2004, we are a leading animal health products distributor to veterinarians in the United States. While most of our products are available from several sources and our customers typically have relationships with several distributors, we have achieved this position primarily through internal growth and currently serve more than 14,000 of the approximately 23,600 veterinary practices nationwide. We believe that our broad product offering, competitive pricing, superior customer service, rapid product fulfillment and value-added services provide meaningful incentives for our customers to continue ordering from us.

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  Leading Sales and Marketing Franchise.  Our sales representatives educate customers on new veterinary products, assist in product selection and purchasing, and offer inventory management solutions. As of March 31, 2005, we had a sales force of 135 field sales representatives and 90 telesales representatives covering the United States. We also publish detailed product catalogs and monthly magazines, which are often utilized by our customers as reference tools. For the twelve months ended March 31, 2005, we distributed more than 375,000 pieces of direct marketing material to approximately 18,000 existing and potential customers. While salespeople and printed materials are vital to our marketing strategy, we also provide on-line ordering, valuable business information and value-added services through our Internet site, www.mwivet.com. For our fiscal year ended September 30, 2004, approximately 18% of our product sales were generated through orders placed over the Internet.

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  Strong, Established Relationships with Veterinarians and Vendors.  Our ability to serve as a single source for most of our customers' animal health product needs has enabled us to develop strong and long-term customer relationships. Over 75% of our product sales for our fiscal year ended September 30, 2004 were from customer accounts that were opened prior to fiscal 2002. Independent veterinary practices have historically accounted for more than 80% of our product sales. In addition, for more than five years we have maintained distribution arrangements with Banfield—The Pet Hospital, the nation's largest private veterinary practice, and with our non-controlled affiliate, Feeders' Advantage, L.L.C., a buying group composed of several of the largest cattle feeders in the United States. Since we do not manufacture any of our products, we are dependent on our vendors for our supply of products. While our vendors often have relationships with multiple distributors, many of our key vendors including Ft. Dodge, Vedco and Schering-Plough have been working with us for over ten years, while other key vendors including Pfizer, IDEXX Laboratories and Merial have more recently expanded their relationships with us. We believe our market position makes us an attractive partner for leading product vendors, since we provide cost-effective access to a significant portion of the highly fragmented and geographically diverse veterinary market.

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  Recurring Revenue Product Base.  Over 95% of our product sales for our fiscal years ended September 30, 2004, 2003 and 2002 were from consumable medicines and supplies commonly required by veterinarians in their practice. Historically, this aspect of our business has resulted in a recurring stream of revenues.

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  Sophisticated Technology and Information Systems.  In July 2004, we successfully completed a comprehensive upgrade of our enterprise information system, the central hub for all of our business processes. This system supports order processing, inventory control, invoicing, shipping, sales analysis and reporting, purchasing, supply chain management and financial accounting. We believe that this system could support more than a doubling of our revenues with little incremental investment.

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  Experienced Management Team.  We have a strong and experienced senior management team with substantial animal health industry expertise. The members of our senior management team have been with us for an average of over nine years, and each member has demonstrated a commitment and capability to deliver growth in revenues and profitability. In addition, our senior management team in the aggregate owns 15.5% of our common stock on a fully-diluted basis before giving effect to this offering.

Business Strategy

        Our mission is to strengthen our position as a leading national animal health products distributor while continuing to deliver substantial value to our customers, increase our revenues and improve our profitability. Our strategy to achieve our mission is outlined below.

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  Increase Sales to Our Existing Customers.  We believe that veterinary practices typically purchase animal health products from multiple distributors. For our fiscal year ended September 30, 2004, our average annual product sales per veterinary practice served was approximately $25,000. We intend to increase our share of these purchases by utilizing our proprietary customer database to focus our marketing efforts, expanding our sales force, selectively adding products to our portfolio and increasing and expanding the value-added services we provide to our customers. By increasing the dollar value of purchases made by each customer as well as their average order size, we intend to increase our profitability. Competition for hiring sales representatives who have existing customer relationships is intense and we focus on retaining our valued staff who have demonstrated the skills needed to successfully market our products and services. If we fail to hire or retain a sufficient number of qualified professionals, it could adversely impact our business.

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  Expand Our Business Assistance Services for Veterinarians.  We intend to enhance our customer relationships by expanding our business assistance services for veterinarians. These value-added services include our e-commerce and in-clinic inventory management systems, pharmacy fulfillment program and new pet cremation service offerings.

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  Increase the Total Number of Customers We Serve.  We believe we provide some products and services to more than 50% of all domestic veterinary practices. We intend to raise this percentage by increasing the number and productivity of our sales representatives, selectively acquiring competitors and adding distribution centers as we deem necessary. We see the greatest opportunities to add new customers in the northeastern and midwestern regions of the United States, areas where we currently do not hold leading market positions. We believe it is important to increase the total number of customers we serve in order to attain the growth goals that are a feature of many of our vendors' rebate programs. Changes to any vendor rebate program or our failure to achieve these growth goals may have a material effect on our gross profit and our operating results in any given quarter or year.

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  Continuously Seek to Improve Operations.  We continuously evaluate opportunities to increase sales, lower costs and realize operating efficiencies. Current initiatives include investments in our databases and warehouse management systems to further increase automation. We also plan to pursue alternative product sourcing strategies and to implement a private label program on selected products to reduce our procurement costs and increase our profitability, while maintaining our strong relationships with key vendors.

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  Make Selective Acquisitions.  The U.S. market for animal health products distribution is highly fragmented, with numerous national, regional and local distributors. Many of these companies are small, privately-held businesses, some of which may represent attractive acquisition candidates. Since November 2004, we acquired and integrated Memorial Pet Care, Inc. and Vetpo Distributors, Inc. into our operations. We intend to continue pursuing acquisitions that are consistent with our mission of enhancing value to our customers, increasing our revenues and improving our profitability, while strengthening our competitive position. Additionally, we may evaluate selective acquisitions of niche health care distribution and ancillary businesses that can benefit from our infrastructure, systems and expertise. However, difficulties with the integration of any acquisition may impose substantial costs and delays and cause other unanticipated problems for us.

Products

        We distribute more than 10,000 products, including pharmaceuticals, vaccines, parasiticides, diagnostics, capital equipment, supplies, veterinary pet food and nutritional products. In addition, we sell over 300 products under agency agreements with our vendors. Under an agency agreement, we typically solicit orders and provide customer service for a commission, while the vendor stocks and ships the products. We also have available on special order over 8,000 products that we do not normally stock in our warehouses. We continually seek to update and improve the range of products we offer to address our customer requirements. Over 95% of our product sales for our fiscal years ended September 30, 2004, 2003 and 2002 were from the sale of consumable medicines and supplies commonly required by veterinarians in their practice. Historically, this aspect of our business has resulted in a recurring stream of revenues.

Pharmaceuticals, Vaccines and Parasiticides

        We offer our customers a variety of pharmaceuticals, vaccines and parasiticides. Our pharmaceutical products typically include anesthetics, analgesics, antibiotics, ophthalmics and hormones. In March 2005, we commenced distributing Pfizer's Rimadyl®, a leading non-steroidal anti-inflammatory drug which provides relief for dogs from pain associated with osteoarthritis and soft-tissue and orthopedic surgeries. Our vaccine products are primarily comprised of small animal, equine and production animal biologicals. Our parasiticides are used for control of fleas, ticks, flies, mosquitoes and internal parasites. In January 2005, we commenced selling FRONTLINE®, a leading flea and tick treatment for dogs and cats, under an agency agreement with Merial Limited.

Diagnostics, Capital Equipment and Supplies

        We offer a wide range of diagnostics, capital equipment and supplies to veterinarians. Diagnostic sales typically include consumable in-clinic tests for detecting heartworm, lyme, feline leukemia and parvovirus, as well as consumable products for measuring blood chemistry, electrolyte balance and cell counts. Our capital equipment sales include anesthesia machines, surgical monitors, diagnostic equipment, dental machines, cages, lights and x-ray machines. We employ a team of capital equipment specialists to analyze the latest technologies and recommend equipment that meets our customers' specific needs. Additionally, our capital equipment specialists provide training on our capital equipment lines to our customers and our sales force. Our sales of supplies include syringes, instruments, bandages, IV products, surgical consumables, grooming materials and other small equipment items used by veterinary practices.

Veterinary Pet Food and Nutritional Products

        We offer our customers a broad selection of veterinary pet foods and nutritional products. We consider veterinary pet food to consist of two categories: foods for specialty diets and premium pet foods. Specialty diets are recommended by veterinarians to address specific medical and nutritional needs. Premium pet foods are recommended by veterinarians to promote optimal nutrition in healthy animals. Pet foods are typically sold under agency agreements. Nutritional products include dietary supplements, vitamins, dental chews and specialty treats which either help address specific medical conditions or are compatible with recommended nutritional guidelines.

Value-Added Services

        We offer our customers a variety of value-added services, which we believe closely integrates us with our customers' day-to-day operations and provides them with meaningful incentives to continue ordering from us. These services include the following:

Service	Description
E-commerce platform	On-line ordering system that provides information to veterinary practices on products, vendor programs and purchasing history
Pharmacy fulfillment	Shipment of prescription animal health products to end-users on behalf of veterinarians from our three licensed pharmacies located in Grand Prairie, Texas, Harrisburg, Pennsylvania and Nampa, Idaho
Inventory management system	Flexible system that facilitates counting, maintaining and ordering inventory in veterinary practices
Equipment procurement consultation	Consultation, demonstrations and training provided by our dedicated capital equipment specialists
Special order fulfillment	Procurement and shipment of over 8,000 unique products that we do not normally stock in our warehouses
Educational seminars	Seminars for our customers covering business and medical topics, frequently sponsored in conjunction with our vendors
Pet cremation	New business unit presently operating in southwestern Idaho and eastern Oregon that serves veterinary practices and their clients by providing cremation services

Customers

        We currently serve more than 14,000 of the approximately 23,600 veterinary practices located throughout the United States. These veterinary practices are typically small, privately-held businesses that we believe place at least one order per week to avoid storing and managing large volumes of supplies. We believe that these veterinary practices usually purchase animal health products from multiple distributors. We seek to be the principal provider of animal health products to our customer base.

        We maintain a diverse and stable customer base. Independent veterinary practices have historically accounted for more than 80% of our product sales. Also, for more than five years, we have maintained distribution arrangements with Banfield—The Pet Hospital, the nation's largest private veterinary practice with over 400 veterinary hospitals, and our non-controlled affiliate, Feeders' Advantage, L.L.C., a buying group composed of several of the largest cattle feeders in the United States. Banfield—The Pet Hospital and Feeders' Advantage, L.L.C., our two largest customers, accounted for approximately 10.4% and 5.6% of our product sales for our fiscal year ended September 30, 2004 and 10.0% and 5.8% of our product sales for the six months ended March 31, 2005, respectively. The loss of Banfield—The Pet Hospital or Feeders' Advantage, L.L.C. or a deterioration in our relations with either of them could significantly affect our financial condition and results of operations. Our ten largest customers, excluding Banfield—The Pet Hospital and Feeders' Advantage, L.L.C., accounted for approximately 6.5% of our product sales for our fiscal year ended September 30, 2004 and 6.3% of our product sales for the six months ended March 31, 2005, with no single customer representing more than 1.0% of our product sales. We typically do not enter into long-term contracts with our independent veterinary customers.

Sales and Marketing

        Our sales and marketing strategies are designed to establish and maintain strong customer relationships through personal visits by field sales representatives, frequent telesales contact and direct marketing, emphasizing our broad product lines, competitive pricing, efficient ordering capabilities, high levels of customer support and service and other value-added services. The key elements of our sales and marketing strategy are:

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  Field Sales Representatives:  Our sales force is a key component of our value-added approach. Due to the fragmented nature of the animal health products market, we believe that a large sales force is vital to effectively support existing customers and target potential customers. As of March 31, 2005, we had 135 field sales representatives covering most of the United States. Our field sales representatives educate customers on new veterinary products, assist in product selection and purchasing and offer inventory management solutions. Once a field sales representative has established a relationship with a customer, the field sales representative encourages the customer to use our telesales representatives and online ordering capabilities for day-to-day customer needs. Field sales representatives work under the supervision of regional sales managers within an assigned sales territory to ensure effective communication and timely sales calls with customers. Our field sales representatives complement our telesales and direct marketing efforts and enable us to better market, service and support the sale of our products and services. Our field sales representatives are employees of our company and are compensated with a combination of salaries and commissions.

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  Telesales:  We support our field sales representatives and direct marketing efforts with telesales representatives in five call centers covering the United States. As of March 31, 2005, we had 90 telesales representatives. Our telesales representatives work as partners with our field sales representatives, providing a dual coverage approach for individual customers. Our telesales representatives process orders and generate new sales through frequent and direct contact with customers. Our telesales representatives are responsible for assisting customers with ordering, purchasing decisions and general questions. Our telesales representatives utilize our customized order entry system to process customer orders, access pricing, availability and promotional information about products, and research customer preferences and order history. Four of our five call centers are connected by our telecommunications system which enables them to operate as one virtual call center, with the fifth coming on-line in fiscal 2005.

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  Direct Marketing:  For the twelve months ended March 31, 2005, we distributed more than 375,000 pieces of direct marketing material to approximately 18,000 existing and potential customers. We publish our comprehensive animal health products catalog every other year. This catalog contains over 8,000 SKUs, includes detailed descriptions and specifications of our products and is often used as a reference tool by our customers and sales force. We also promote our products and services in our magazine, the Messenger, which we publish and mail monthly to over 18,000 existing and potential customers. Over 7,000 additional copies are mailed to our field sales representatives who use the magazine as a tool to educate our customers on products and vendor programs we offer. Additional marketing tools that we utilize include specialty catalogs, customer loyalty programs, specific product and vendor programs, flyers, faxes, order stuffers and other promotional materials. We also participate in national and regional trade shows to extend our customer reach and enhance our customer interaction.

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  E-Business Platform:  We provide on-line ordering, valuable business information and value-added services to veterinarians via our primary Internet site, www.mwivet.com, and customized

    Internet sites that we maintain for two of our largest customers. Customers can use our Internet sites to order products, learn more about products and vendor programs, print forms needed for their veterinary practice, review their historical purchases and manage their inventory. During March 2005, approximately 1,500 veterinary practices placed orders with us over the Internet. For our fiscal year ended September 30, 2004 and for the six months ended March 31, 2005, 18.4% and 20.5%, respectively, of our product sales were generated through orders placed over the Internet.

Product Sourcing

        We currently distribute more than 10,000 products sourced from more than 350 vendors, including most major vendors of animal health products that sell through distributors. We believe that we are a leading distributor for many of these vendors.

        We currently do not manufacture any of our products and are dependent on vendors for our supply of products. We believe that effective purchasing is a key factor in maintaining our position as a leading provider of animal health care products. We regularly assess our purchasing needs and our vendors' product offerings and prices to obtain products at favorable prices. While we purchase products from many vendors and there is generally more than one vendor for most animal health product categories, our concentration of aggregate purchases with key vendors is significant. Our top three vendors, Fort Dodge, Pfizer and Vedco, supplied products that accounted for approximately 44.6% of our revenues for our fiscal year ended September 30, 2004 and 45.9% of our revenues for the six months ended March 31, 2005. Our ten largest vendors accounted for approximately 71.9% of our product sales for our fiscal year ended September 30, 2004 and 73.3% of our product sales for the six months ended March 31, 2005.

        There are two major types of transactions that can affect the flow of our products from our vendors, through us, to our customers. The method of selling products to veterinarians is dictated by our vendors. Traditional "buy/sell" transactions, which account for the vast majority of our business, involve the direct purchase of products by us from vendors, which we manage and store in our warehouses. A customer then places an order with us, and the order is then picked, packed, shipped and invoiced by us to our customer, followed by payment from our customer to us.

        We also sell certain product lines to our customers under "agency" agreements with some of our vendors. Under this model, when we receive orders for products from the customer, we transmit the order to the vendor who then picks, packs and ships the products. In some cases our vendor invoices and collects payment from our customer, while in other cases we invoice and collect payment from our customer. We receive a commission payment for soliciting the order and for providing other customer service activities. Our operating expenses associated with agency sales transactions are lower than in traditional buy/sell transactions.

        We have written agreements with approximately 30 of our vendors, including Fort Dodge and Pfizer. Our distribution agreement with Fort Dodge provides that we shall act as a distributor of Fort Dodge products in the United States on a non-exclusive basis. Fort Dodge may reduce the size of our territory upon 30 days written notice. We are required to actively promote and solicit sales of Fort Dodge products and to include their products in our regular sales promotions. In return, we are entitled to participate in Fort Dodge's current distributor incentive program. Fort Dodge is required to indemnify us against any claims alleging that the Fort Dodge products are defective, except in certain limited situations. We are required to maintain sufficient inventory of each Fort Dodge product to meet our anticipated demand and to store the products in accordance with their respective label instructions. The distribution agreement had an original term that expired on December 31, 2004 but the agreement automatically renews for additional periods of one year. The agreement may be terminated by either party with or without cause upon 90 days prior written notice.

        Our livestock products agreement with Pfizer provides that we shall supply selected customers in the cattle and swine fields with Pfizer products. In return, we are entitled to certain service fees and rebates. We are required to maintain sufficient inventory to meet our anticipated demand on a monthly basis and to store the Pfizer products in accordance with their respective label instructions. Pfizer also reserves the right to sell directly to our customers or any other party. The livestock products agreement has a one year term that expires on December 31, 2005 and may be terminated by either party with or without cause upon 30 days prior written notice.

        Animal health product vendors typically implement sales promotions for products distributed to veterinarians that can affect the timing in which we recognize revenues. In addition, at the time we negotiate vendor agreements for the upcoming year, our vendors typically establish sales growth goals for us to meet in order to receive performance rebates. Since many of our vendor rebates are based on a calendar year, historically the quarter ended December 31 has been our most significant quarter for recognition of rebates.

        Product returns from our customers and to our vendors occur in the ordinary course of business. We extend our customers the same return of goods policies as are extended to us by our vendors. We do not believe that our operations will be adversely impacted due to the return of products.

Information Systems

        In July 2004, we successfully completed a comprehensive upgrade of our enterprise information system, the central hub for all of our business processes. Our information systems enable the centralized management of key functions, including accounts receivable, inventory management, accounts payable, payroll, purchasing, sales and order fulfillment. These systems allow us to efficiently manage our growth, deliver superior customer service, effectively target customers, manage financial performance and monitor daily operational statistics.

Distribution

        We distribute our products from ten strategically located distribution centers throughout the United States. Once a customer's order is entered into our customized order entry system, it is electronically transmitted to the distribution center that carries the product and is closest to the customer's location. Following receipt of the order, a document is printed in the warehouse which reflects the bin location of the product to facilitate product fulfillment. The order is then packaged and shipped along with an itemized invoice. We maintain inventory levels in our warehouses appropriate to satisfy customer demand for prompt delivery and fulfillment of their product orders. Inventory levels are managed on a daily basis through our information systems. In order to meet the rapid delivery requirements of our customers, we offer next-day delivery service on most of the products we stock in our warehouses. We estimate that as of March 31, 2005, we shipped same day from our warehouses 98.0% of the dollar value of orders placed by our customers. We currently ship the majority of our orders through UPS, with the balance of our orders being shipped by our own delivery trucks, regional carriers and other national carriers.

Acquisitions

        On January 3, 2005, we acquired substantially all of the assets of Vetpo Distributors, Inc., or Vetpo, a regional animal health products distributor located in Holland, Michigan. This acquisition has enabled us to substantially expand our market presence and improve our distribution capabilities in Michigan, Illinois, Indiana, Ohio and Wisconsin.

        On November 1, 2004, we acquired certain assets of Memorial Pet Care, Inc., a pet crematorium located in Meridian, Idaho. Memorial Pet Care presently operates in southwest Idaho and eastern Oregon and serves veterinary practices and their clients by providing cremation services.

Competition

        The distribution and manufacture of animal health products is highly competitive. We compete with numerous vendors and distributors based on customer relationships, service and delivery, product selection, price and e-business capabilities. Most of our products are available from several sources, including other distributors and vendors, and our customers tend to have relationships with several distributors. In addition, our competitors could obtain exclusive rights to distribute certain products, eliminating our ability to distribute those products. Consolidation in the veterinary distribution business could result in existing competitors increasing their market share, which could give them greater pricing power, decrease our revenues and profitability, and increase the competition for customers. Our primary competitors, excluding vendors, include the following:

  •
  Burns Veterinary Supply, Inc.;

  •
  Lextron Animal Health, Inc.;

  •
  Professional Veterinary Products, Ltd.;

  •
  The Butler Company;

  •
  Vet Pharm, Inc.;

  •
  Walco International, Inc.;

  •
  Webster Veterinary Supply, a division of Patterson Companies, Inc.; and

  •
  other national, regional, local and specialty distributors.

        The role of the animal health product distributor has changed dramatically during the last decade. Successful distributors are increasingly providing value-added services in addition to the products they traditionally provided. We believe that to remain competitive we must continue to add value to the distribution channel, while removing unnecessary costs associated with product movement.

        Distribution of animal health products is characterized by either "ethical" or "over-the counter," commonly referred to as OTC, channels of product movement. Ethical distribution is defined as those sales of goods to licensed veterinarians for use in their professional practice. Many of these products are prescription and must be sold or prescribed by a licensed professional. OTC distribution is the movement of non-prescription goods to the animal owner and the end user. Many of these products also are purchased by the licensed veterinarian for professional use or for resale to their client. There are numerous ethical and OTC distribution companies operating throughout the United States and competition in the veterinary distribution industry is intense.

Trademarks

        We have registered with the United States Patent and Trademark Office the marks "MWI," "MWI" and design and "MWIVET.com," and have filed an application to register the mark "VETONE." We believe that the MWI mark is well recognized in the animal health products industry and by veterinarians and is therefore a valuable asset of ours.

Employees

        As of March 31, 2005, we had 553 employees across the United States. We have not experienced a shortage of qualified personnel in the past, and believe that we will be able to attract such employees in the future. None of our employees is a party to a collective bargaining agreement, and we consider our relations with our employees to be good.

Website

        Our website address is www.mwivet.com. The information on our website is not incorporated as a part of this prospectus.

Governmental Regulation

        Our vendors of pharmaceuticals, vaccines, parasiticides and certain controlled substances are typically regulated by federal agencies, such as the FDA, the USDA, the EPA and the DEA, as well as most similar state agencies. Therefore, we are subject, either directly or indirectly, to regulation by the same agencies. Most states and the DEA require us to be registered or otherwise keep a current permit or license to handle controlled substances. Manufacturers of vaccines are required by the Department of Agriculture to comply with various storage and shipping criteria and requirements for vaccines. To the extent we distribute such products, we must comply with the same requirements, including, without limitation, the storage and shipping requirements for vaccines.

        Most state boards of pharmacy require us to be licensed in their respective states for the sale of pharmaceutical products and medical devices within their jurisdictions. As a distributor of prescription pharmaceutical products, we are subject to the Prescription Drug Marketing Act (PDMA). The PDMA provides governance and authority to the states to provide minimum standards, terms and conditions for the licensing by state licensing authorities of persons who "engage" in wholesale distribution (as defined by each state regulatory agency) in interstate commerce of prescription drugs. With this authority, states require site-specific registrations for the parties that engage in the selling and/or physical distribution of pharmaceutical products into their state in the form of out-of-state registrations. Selling and/or distribution without the appropriate registrations may be subject to fines, penalties, misdemeanor or felony convictions, and/or seizure of the products involved. We have engaged an outside consultant to assist us in meeting and complying with the various state licensure requirements to which we are subject.

        Our pet cremation business is subject to state and local zoning laws, and we are required to maintain permits for the construction and operation of an animal incineration device. We are also required to have an air pollution permit in connection with the operation of our pet cremation business.

        Some states (as well as certain cities and counties) require us to collect sales taxes/use taxes on certain types of animal products. We are also subject to laws governing our relationship with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. In addition, we are subject to additional regulations regarding our hiring practices because several federal, state and local governmental agencies are our customers.

Environmental Considerations

        We do not currently manufacture or alter in any way the composition of products that we distribute. All products are distributed in compliance with the relevant rules and regulations as approved by various state and federal agencies.

Legal Proceedings

        We are not currently a party to any material pending legal proceedings and are not aware of any claims that could have a materially adverse effect on our financial position, results of operations, or cash flows.

Properties

        The table below provides a summary of our principal facilities as of March 31, 2005:

Location	Total Square Feet	Leased or Owned	Principal Function
Meridian, Idaho	26,374	Leased	Headquarters and call center
Atlanta, Georgia	25,200	Leased	Warehouse
Denver, Colorado	24,000	Owned	Warehouse and call center
Fife, Washington	30,000	Leased	Warehouse
Glendale, Arizona	15,700	Leased	Warehouse
Grand Prairie, Texas	35,000	Leased	Warehouse, call center and pharmacy
Harrisburg, Pennsylvania	25,000	Leased	Warehouse and pharmacy
Holland, Michigan	25,000	Leased	Warehouse and call center
Nampa, Idaho	17,958	Owned	Warehouse and pharmacy
San Antonio, Texas	14,600	Leased	Warehouse and call center
Visalia, California	52,000	Leased	Warehouse

        We have reached an agreement to sell our existing warehouse in Nampa, Idaho and lease a 31,250 square foot warehouse. We moved into this new warehouse in Nampa, Idaho in April 2005.

        We believe that our existing facilities will be adequate for the conduct of our business during the next fiscal year, with levels of investment in facilities that is comparable with our expenditures in the year ended September 30, 2004.

History

        Our business commenced operations as part of a veterinary practice in 1976 and was incorporated as MWI Drug Supply, Inc., an Idaho corporation, in 1980. MWI Drug Supply, Inc. was acquired by Agri Beef Co. in 1981. MWI Veterinary Supply Co. was incorporated as an independent subsidiary of Agri Beef Co. in September 1994. Effective June 18, 2002, MWI Holdings, Inc. was formed by Bruckmann, Rosser, Sherrill & Co. II, L.P. for the sole purpose of acquiring all of the outstanding stock of MWI Veterinary Supply Co. from Agri Beef Co. BRS, Agri Beef Co. and members of our senior management team each participated in the acquisition transaction and continue to hold our outstanding stock. As a result of this transaction, MWI Veterinary Supply Co. became our wholly-owned subsidiary. On April 21, 2005 we changed our name from MWI Holdings, Inc. to MWI Veterinary Supply, Inc.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth the names, ages and titles, as well as a brief account of the business experience, of each person who is a director or executive officer of the Company:

Name	Age	Title
James F. Cleary, Jr.	41	Director, President and Chief Executive Officer
Mary Patricia B. Thompson	42	Vice President, Secretary and Chief Financial Officer
James S. Hay	62	Chief Information Officer
James W. Culpepper	51	Director of Inventory Management
Jeffrey J. Danielson	45	Director of Sales
Bryan P. Mooney	37	Director of Operations
James M. Ross	56	Director of Banfield Accounts and Director of Business Development
John R. Ryan	35	Director of Marketing & Analysis
Keith E. Alessi	50	Director
Bruce C. Bruckmann	51	Director
John F. McNamara	70	Director
Brett A. Pertuz	31	Director
Robert N. Rebholtz, Jr.	41	Director
Stephen C. Sherrill	52	Director

        James F. Cleary, Jr. has served as President since March 2000 and Chief Executive Officer since June 2002. Mr. Cleary has also been a director since June 2002. He joined us in January 1998 as Director of National Accounts and was promoted to Vice President of Demand Generation in 1999. Mr. Cleary was Vice President of Agri Beef Co., our former parent, from 1996 to 1998. From 1990 to 1996, Mr. Cleary was employed in management positions with Morrison Knudsen Corporation and its affiliate MK Rail Corporation. Mr. Cleary graduated from Dartmouth College in 1985 with a Bachelor of Arts in Economics and received his Masters of Business Administration from Harvard Business School in 1990. Mr. Cleary is also a director of Agri Beef Co. and the American Veterinary Distributors Association, where he has served as President and Chairman of the Board of Directors, and a manager of Feeders' Advantage, L.L.C. Mr. Cleary is the brother-in-law of Mr. Rebholtz, one of our directors.

        Mary Patricia B. Thompson has served as Vice President, Secretary and Chief Financial Officer since June 2002. Ms. Thompson joined Agri Beef Co. in 1989 as the Feedlot and Commodity Division Controller. In September 1991, Ms. Thompson was promoted to Controller of MWI Veterinary Supply Co., then a wholly owned subsidiary of Agri Beef Co. Prior to joining Agri Beef Co., Ms. Thompson worked for Arthur Andersen from 1985 to 1989, where she worked in the auditing and accounting department in Boise, Idaho. Ms. Thompson graduated from the University of Idaho in 1985, summa cum laude, with a Bachelor of Science in Accounting. Ms. Thompson is a licensed Certified Public Accountant in the State of Idaho.

        James S. Hay has served as Chief Information Officer since September 2002. Mr. Hay joined Agri Beef Co. in 1996 as Vice President of Information Systems. Prior to joining Agri Beef Co., Mr. Hay served as Director of Management Information Systems at Natural Wonders Inc. from 1991 to 1995; Director of Management Information Systems at the Oakland Tribune from 1989 to 1991; Vice President and Chief Information Officer of Liquor Barn, Inc. from 1987 to 1989; Director of Information Services at Genstar Corporation from 1974 to 1987; management consultant at Price Waterhouse from 1968 to 1974; and as a systems engineer at IBM Corporation from 1965 to 1968.

Mr. Hay graduated from the University of Manitoba in 1965 with a Bachelor of Science in Mathematics and Physics.

        James W. Culpepper has served as Director of Inventory Management since 1998. Mr. Culpepper joined us in 1997 as General Merchandise Manager. Prior to joining us, Mr. Culpepper worked for Payless Drug Stores for 20 years. During that period, Mr. Culpepper held various positions, including pharmacist, merchandiser and buyer of pharmaceutical supplies, and Inventory Control Manager. Mr. Culpepper graduated from Oregon State University's School of Pharmacy in 1977.

        Jeffrey J. Danielson has served as Director of Sales since 2001. Mr. Danielson joined MWI Veterinary Supply Co. in 1985 as an Outside Sales Representative, serving the state of Washington. From 1989 to 1991, Mr. Danielson served as Assistant Sales Manager and from 1991 to 2001 served as National Sales Manager. Mr. Danielson graduated from Colorado State University in 1983 with a Bachelor of Science in Agricultural Business.

        Bryan P. Mooney has served as our Director of Operations since May 2005. Mr. Mooney joined us in January 1994 as the Operations Manager of our Denver, Colorado distribution operation and served in that capacity until May 1998. From May 1998 until February 2005, Mr. Mooney served as our Manager of Transportation and Logistics and from January 2005 until May 2005 as our Western Regional Operations Manager. Mr. Mooney graduated from the University of Wyoming in 1991 with a Bachelor of Science in Agricultural Business.

        James M. Ross has served as Director of Banfield Accounts since April 2001 and as Director of Business Development since 2003. Prior to joining us, Mr. Ross worked for 32 years in the human medical supply distribution industry, where Mr. Ross served as an operations manager for Intermountain Surgical Supply of Boise, Idaho from 1970 to 1972 and as Account Manager from 1972 to 1976; as Branch Manager and General Manager of Intermedco, Inc.'s Oklahoma operations from 1976 to 1985; as Vice President, West Region Manager of Durr-Fillauer Medical of Montgomery, Alabama from 1985 to 1996; and as Vice President of Operations for Bergen Brunswig Medical Corporation, a Division of Bergen Brunswig Corporation in Orange, California from 1996 to 1998. In 1999, Mr. Ross became Executive Vice President of Sales and Distribution and in December 1999 assumed the additional position of Chief Operating Officer of Bergen Brunswig Medical Corporation and served in those positions until September 2000. From January 2001 until April 2001, Mr. Ross served as Vice President, General Manager of Columbia Diagnostics, a division of Fisher Scientific. Mr. Ross graduated from Boise State University in 1972 with a Bachelor of Science in Business Administration.

        John R. Ryan has served as Director of Marketing & Analysis since 2000. Mr. Ryan joined us in June 1995 as an Outside Sales Representative and served in such capacity until June 2000. Prior to joining us, Mr. Ryan worked for the Virbac Corporation as a Territory Manager from 1993 to 1995. Mr. Ryan graduated from the University of California, Davis in 1993, with a Bachelor of Science in Animal Physiology.

        Keith E. Alessi has been a director since 2003. Mr. Alessi has been the Chairman and Chief Executive Officer of Lifestyle Improvement Centers, LLC., a franchiser and operator of behavioral modification centers in the United States and Canada, since February 2003. Mr. Alessi has been an Adjunct Professor of Law at The Washington and Lee University School of Law since 1999 and an Adjunct Lecturer at The University of Michigan Graduate School of Business since 2001. Mr. Alessi is also a director and chairman of the audit committees for O'Sullivan Industries, a maker of ready to assemble furniture, Town Sports International, Inc., an operator of health clubs in New York, Philadelphia, Boston, Washington and Zurich, and H&E Equipment Services L.L.C., a servicer and renter of equipment used in the construction trades. Mr. Alessi was previously Chief Executive Officer of Telespectrum Worldwide, Inc. from April 1998 to February 2000 and Jackson Hewitt, Inc from May 1996 to April 1998. Mr. Alessi is a Certified Public Accountant.

        Bruce C. Bruckmann has been a director since June 2002. Mr. Bruckmann is a founder and has been a Managing Director of Bruckmann, Rosser, Sherrill & Co. L.L.C., a venture capital firm, since its formation in 1995. He served as an officer of Citicorp Venture Capital, Ltd., or CVC, from 1983 through 1994. Prior to joining CVC, Mr. Bruckmann was an associate at the New York law firm of Patterson, Belknap, Webb & Tyler. He received his Bachelor of Arts from Harvard College and his Juris Doctor from Harvard Law School. Mr. Bruckmann is also currently a director of Mohawk Industries, Inc., Town Sports International, Inc., Anvil Knitwear, Inc. and H&E Equipment Services L.L.C. Mr. Bruckmann is also a director of several private companies.

        John F. McNamara has been a director since June 2002. Mr. McNamara is the Founder and retired Chairman and Chief Executive Officer of AmeriSource Corporation, now a part of AmerisourceBergen Corporation. Mr. McNamara retired in May 2000. Prior to his work with AmeriSource Corporation, Mr. McNamara worked for McKesson Corporation for 20 years. He has served on numerous boards in an advisory capacity for both private and public companies. Mr. McNamara has also served as a Chairman of the International Federation of Pharmaceutical Wholesalers and Chairman of the National Wholesale Drug Association.

        Brett A. Pertuz has been a director since June 2002. Mr. Pertuz is currently a Principal of Bruckmann, Rosser, Sherrill & Co. L.L.C. and has been with Bruckmann, Rosser, Sherrill Co. L.L.C. since July 2000. Previously, he worked as an Associate Consultant at Bain & Company from August 1995 to July 1998. Mr. Pertuz is also a director of several private companies. He received his Bachelor of Science from the University of Virginia McIntire School of Commerce and his Masters of Business Administration from Harvard Business School.

        Robert N. Rebholtz, Jr. has been a director since June 2002. Mr. Rebholtz has been the President and Chief Executive Officer of Agri Beef Co. in Boise, Idaho since 1997. Mr. Rebholtz's current responsibilities include the overall management of four divisions: beef processing/fabrication, specialty meat products, cattle supply operations, and liquid nutrition supplements. Currently, Mr. Rebholtz is also a director of Agri Beef Co. and the Bishop Kelly High School Board of Governance and a manager of Feeders' Advantage L.L.C. In addition, Mr. Rebholtz is a member of the Idaho, Nevada, Washington and Kansas livestock state associations and serves on the National Cattlemen Beef Association's Industry Long Range Planning Committee. Mr. Rebholtz graduated from the University of Santa Clara with a Bachelor of Arts in Finance in 1986 and received his Masters of Business Administration in 1992 from Harvard Business School. Mr. Rebholtz is the brother-in-law of Mr. Cleary, our President and Chief Executive Officer.

        Stephen C. Sherrill has been a director since June 2002. Mr. Sherrill is a founder and has been a Managing Director of Bruckmann, Rosser, Sherrill & Co. L.L.C. since its formation in 1995. Previously, he was an officer of CVC from 1983 to 1994. Prior to joining CVC, he was an associate at the New York law firm of Paul, Weiss, Rifkind, Wharton & Garrison. Mr. Sherrill is also a director of Doane Pet Care Enterprises, Inc., B&G Foods, Inc., Remington Arms Company, Inc. and Lazy Days' RV Center, Inc. Mr. Sherrill is also a director of several private companies. He earned his Bachelor of Arts at Yale University in 1975 and his Juris Doctor at Columbia Law School in 1978.

Committees of Our Board of Directors

        Prior to or immediately following the consummation of this offering, our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee. The composition, duties and responsibilities of these committees are set forth below. Committee members will hold office for a term of one year. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

        Our board of directors will designate an audit committee consisting of at least three directors, at least one of whom we expect to be an "audit committee financial expert" as defined in the SEC rules and regulations. Each member of the audit committee will be financially literate at the time such member is appointed. The composition of the audit committee will satisfy the independence and other requirements of the Nasdaq National Market and the SEC.

        The Audit Committee will be responsible for, among other things:

  •
  directly appointing, retaining, evaluating, compensating and terminating our independent registered public accounting firm;

  •
  discussing with our independent registered public accounting firm their independence from management;

  •
  reviewing with our independent registered public accounting firm the scope and results of their audit;

  •
  pre-approving all audit and permissible non-audit services to be performed by the independent registered public accounting firm;

  •
  overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; and

  •
  reviewing and monitoring our accounting principles, policies and financial and accounting controls.

Compensation Committee

        Our board will designate a compensation committee that will consist of at least three directors. The composition of the compensation committee will satisfy the independence requirements of the Nasdaq National Market.

        The Compensation Committee will be responsible for, among other things:

  •
  reviewing and recommending director compensation policies to the board of directors;

  •
  making recommendations, at least annually, to the board of directors regarding our policies relating to the amounts and terms of all compensation of our executive officers; and

  •
  administering and discharging the authority of the board of directors with respect to our 2002 Stock Option Plan.

Corporate Governance and Nominating Committee

        Our board will designate a corporate governance and nominating committee that will consist of at least three directors. The composition of the compensation committee will satisfy the independence requirements of the Nasdaq National Market.

        The Corporate Governance and Nominating Committee will be responsible for, among other things:

  •
  selecting potential candidates to be nominated for election to the board of directors;

  •
  recommending potential candidates for election to the board of directors;

  •
  reviewing corporate governance matters; and

  •
  making recommendations to the board of directors concerning the structure and membership of other board committees.

Director Compensation

        Non-employee directors, other than non-employee directors affiliated with BRS and Agri Beef Co., our principal stockholders, receive an annual retainer in the amount of $15,000. In addition, each non-employee director, other than non-employee directors affiliated with BRS and Agri Beef Co., receives $2,000 per board meeting and $1,000 per board conference call attended. Each non-employee director, other than non-employee directors affiliated with BRS and Agri Beef Co., who serves on a board committee receives $1,000 per committee meeting held independent of a board meeting, $500 per committee conference call attended and $2,000 for chairing a committee meeting. All members of our board of directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of our board of directors. Directors affiliated with BRS and Agri Beef Co. receive no compensation for their service as directors because BRS LLC and Agri Beef Co. receive management fees from us in exchange for providing management services, including serving as directors. See "Certain Relationships and Related Party Transactions—Management Agreement."

Compensation Committee Interlocks and Insider Participation

        Our board of directors made all decisions concerning executive compensation prior to the creation of our compensation committee. None of our executive officers serves as a member of the board of directors or compensation committee of an entity that has an executive officer serving as a member of our board of directors, other than Mr. Cleary, our President and Chief Executive Officer, who is a director of Agri Beef Co. Mr. Rebholtz, one of our directors, is the President and Chief Executive Officer of Agri Beef Co.

Executive Compensation

        The following tables summarize, for the periods indicated, the principal components of compensation for our Chief Executive Officer and the four highest compensated executive officers for our fiscal years ended September 30, 2004, 2003 and 2002. We refer to these persons as our named executive officers.

Summary Compensation Table

		Annual Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation(1)	All Other Compensation(2)
James F. Cleary, Jr.	2004	$164,231	$82,400	$7,000	$11,750
President and Chief Executive Officer	2003	152,135	90,000	7,000	11,166
	2002	150,000	75,962	7,000	371,177
Jeffrey J. Danielson	2004	$121,554	$52,960	$6,500	$9,104
Director of Sales	2003	108,408	57,845	6,500	8,870
	2002	108,700	59,620	6,500	8,395
James S. Hay(3)	2004	$116,057	$58,229	$—	$10,680
Chief Information Officer	2003	105,813	63,600	—	9,025
	2002	—	15,900	—	4,271
James M. Ross	2004	$115,028	$57,713	$—	$10,586
Director of Business Development	2003	105,060	63,036	—	8,317
	2002	102,000	61,200	—	102,387
Mary Patricia B. Thompson	2004	$107,621	$54,017	$—	$9,896
Vice President and Chief Financial	2003	97,293	58,376	—	76,861
Officer	2002	91,786	55,072	—	249,332
Herbert E. Ingersoll(4)	2004	$127,745	$84,648	$7,000	$11,744
Vice President, Operations	2003	117,621	92,567	7,000	172,972
	2002	117,621	92,567	7,000	249,988

(1)
Represents amounts paid as automobile allowance.

(2)
"All Other Compensation" consists of:

•
matching contributions to our 401(k) plan for each named executive officer;

•
contributions to our defined contribution profit sharing plan for each named executive officer;

•
insurance premiums paid by us on behalf of each named executive officer; and

•
for 2002, in the case of Mr. Cleary and Mr. Ross, and for 2002 and 2003, in the case of Ms. Thompson and Mr. Ingersoll, amounts received based on appreciation in the value of the stock of Agri Beef Co.

  The following table shows the amount of each category of "All Other Compensation" received by each named executive officer in 2004:

Name	401(k) Matching Contribution	Profit Sharing Plan Contribution	Insurance Premiums
James F. Cleary, Jr.	$5,575	$6,150	$25
Jeffrey J. Danielson	3,807	5,272	25
James S. Hay	5,390	5,265	25
James M. Ross	5,343	5,218	25
Mary Patricia B. Thompson	4,979	4,891	25
Herbert E. Ingersoll	5,611	6,108	25

(3)
Mr. Hay was hired on September 23, 2002.
(4)
Mr. Ingersoll retired on October 1, 2004.

Option Grants in Last Fiscal Year

        We did not grant any stock options to our named executive officers during 2004.

Aggregated Option Exercises During 2004 and Year-End Option Values

        The following table sets forth certain information concerning the number and value of unexercised options held by each of our named executive officers, as of September 30, 2004. No options were exercised by the named executive officers during 2004. The value of in-the-money stock options represents the positive spread between the exercise price of stock options and the fair market value of the options, based upon the initial public offering price of $                                           minus the exercise price per share.

	Number of Securities Underlying Unexercised Options at September 30, 2004		Value of Unexercised In-the Money Options at September 30, 2004
Named Executive Officer
	Exercisable	Unexercisable	Exercisable	Unexercisable
James F. Cleary, Jr.	1,319	9,670
Jeffrey J. Danielson	1,319	9,670
James S. Hay	1,319	9,670
James M. Ross	1,319	9,670
Mary Patricia B. Thompson	1,319	9,670
Herbert E. Ingersoll	1,319	9,670

Executive Stock Agreements

        Each of our named executive officers is party to an executive stock agreement. The executive stock agreements provide that if the executive officer's employment is terminated for any reason other than for cause or pursuant to a voluntary termination that does not occur within 90 days of a good reason event (defined to include relocation of our executive offices by more than 75 miles or a material reduction in the executive officer's responsibilities or compensation), we are required to continue to pay the executive officer's base salary for a period of twelve months after termination. The executive stock agreements also provide that the executive officer will not compete against us during the term of the executive officer's employment and for one year thereafter (two years in the case of Mr. Cleary). We are not required to make any severance payment if we provide the executive officer with written notice within 15 days of their termination that we have elected to waive the covenant not to compete against us.

        On June 18, 2002, pursuant to the executive stock agreements, each of our named executive officers purchased shares of our common stock at a price of $1.00 per share and shares of our Series A preferred stock at a price of $1,000 per share. The purchased common stock vests at a rate of 20% per year on each of the first five anniversaries of June 18, 2002, provided the executive is still employed on that date. Whether the common stock is vested or not determines the price at which we can buy back that stock following the executive's termination of employment under the repurchase right described below. All the purchased common stock will fully vest upon consummation of this offering.

        The executive stock agreements also include the grant of five separate nonqualified stock options to purchase 2,197.8 shares of our common stock to each of our executive officers. The first of these options was eligible to begin vesting on September 30, 2002 if certain EBITDA and return on net assets targets set forth in the executive stock agreements were achieved by that date. Another option was or is eligible to begin vesting on each of September 30, 2003, 2004, 2005 and 2006, respectively, based on the achievement of certain EBITDA and return on net assets targets set forth in the executive stock agreements. The EBITDA and return on net assets targets for each of September 30, 2002, 2003 and 2004 have been achieved. The options eligible to begin vesting on September 30, 2002, 2003 and 2004, respectively, each vest at the rate of 20% per year beginning on September 20, 2003, 2004 and 2005, respectively. The options eligible to begin vesting on September 30, 2005 and 2006, respectively, vest at the rate of 25% and 33.33% per year, respectively, beginning on September 30, 2006 and 2007, respectively. As a result, each of our named executive officers is currently 40% vested in the first of these options and 20% vested in the second of these options. In the event our total enterprise value, as defined in the executive stock agreements, exceeds $148.8 million as of the date of the consummation of this offering, each of the options granted under the executive stock agreements that is eligible to begin vesting will become fully vested. We expect that all of the options that became eligible to begin vesting on each of September 30, 2002, 2003 and 2004 will fully vest upon consummation of this offering. The options that have not become eligible to begin vesting will remain outstanding.

        In addition, we have the right to repurchase any of our common stock including common stock acquired by exercise of options to purchase our common stock or Series A preferred stock held by any of our executive officers in the event an executive is no longer employed by us for any reason during the six-month period commencing on the six-month anniversary of the date upon which the executive officer's employment with us is terminated. The price we are required to pay for an executive's stock is determined based on the reason for the executive's termination. Our repurchase rights under the executive stock agreements terminate in the event our total enterprise value exceeds $148.8 million as of the date of the consummation of this offering.

Employee Benefit Plans

Defined Contribution Plan

        Through March 31, 2004, we, along with Feeders' Advantage, L.L.C. and Agri Beef Co., participated in a multiple-employer defined contribution profit sharing plan with a 401(k) arrangement covering all of our employees. On April 1, 2004 we, along with Feeders' Advantage, L.L.C., established a new multiple-employer defined contribution profit sharing plan with a 401(k) arrangement and the account balances for all eligible employees were transferred to this plan.

        To become eligible for the profit sharing portion of the plan an employee must complete two years of service and attain the age of twenty-one. Participation is automatic. To become eligible for the 401(k) portion of the plan, the employee must complete three months of service and attain the age of twenty-one.

        The plan allows for employer matching contributions. We are required to match 50.0% of the employee's contribution up to 6.0% of the employee's salary. Our combined matching contributions for the 401(k) portion of the plan were $444,392 and $431,371 for our fiscal years ended September 30, 2004 and 2003, respectively. Employee's contributions are fully vested immediately while our contributions vest over a five-year period.

        Contributions to the profit sharing portion of the plan are discretionary, ranging from 0.0 to 3.0%, and are approved by our board of directors. Total combined contributions for our fiscal years ended September 30, 2004 and 2003 were $447,842 and $423,381, respectively. The contributions made by us are fully vested immediately.

2002 Stock Option Plan

        Our board of directors has ratified the adoption of our 2002 Stock Option Plan effective as of June 18, 2002 to provide our directors, executives and other key employees with additional incentives by allowing them to acquire an ownership interest in our business and, as a result, encouraging them to contribute to our success. The number of shares reserved under the plan may not exceed 98,901. The options granted under the plan are nonqualified stock options that have an exercise price per share equal to the price set at the time of grant by our board of directors or by a committee of the board designated to administer the plan. The term of each option is also determined by our board of directors or by a designated committee of the board but the term of any option may not exceed ten years from the date of grant.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Formation

        We were formed on May 31, 2002 for the purpose of acquiring all of the outstanding stock of MWI Veterinary Supply Co. In order to finance our purchase of MWI Veterinary Supply Co., in June 2002, Bruckmann, Rosser, Sherrill & Co. II, L.P., or BRS, and two co-investors, purchased an aggregate of 724,000 shares of our common stock and 18,852.23 shares of our Series A preferred stock for an aggregate of $19.6 million. Messrs. Bruckmann, Pertuz and Sherrill, each of whom is a member of our board of directors, are officers, or in the case of Mr. Pertuz, an employee of BRS LLC, the general partner of BRS. In addition, pursuant to executive stock agreements with members of management, we issued an aggregate of 95,000 shares of our common stock (including 65,188 shares to our named executive officers) and an aggregate of 480 shares of our Series A preferred stock (including 329.37 shares to our named executive officers) for $500,000 in cash and $75,000 in promissory notes. All of the promissory notes were repaid in December 2002. For a description of the executive stock agreements, see "Management—Executive Stock Agreements."

        In connection with the transactions described above, MWI Veterinary Supply Co. redeemed 517,931 shares of its common stock held by Agri Beef Co. for $21.0 million and we purchased the remaining 482,069 shares of MWI Veterinary Supply Co. common stock held by Agri Beef Co. for $19.6 million, 181,000 shares of our common stock and 7,167.77 shares of our Series A preferred stock. Mr. Rebholtz, one of our directors, currently controls over 92% of the voting stock of Agri Beef Co. In addition, Teresa Cleary, the wife of Mr. Cleary, our President and Chief Executive Officer, and Mr. Rebholtz, together with Dorothy Rebholtz, the mother of Mrs. Cleary and Mr. Rebholtz, and various trusts for the benefit of the children of Mrs. Cleary and Mr. Rebholtz, currently control in the aggregate over 94% of the outstanding stock of Agri Beef Co.

Stockholders Agreement

        On June 18, 2002, we entered into a stockholders agreement among us, BRS, Agri Beef Co. and certain of our stockholders, including each of our named executive officers. Under the terms of the stockholders agreement, BRS is entitled to designate five members to our board of directors so long as BRS owns at least 25% of the common stock that it owned as of the date of the stockholders agreement. Similary, Agri Beef Co. is entitled to designate one member to our board of directors so long as it owns at least 25% of the common stock that it owned as of the date of the stockholders agreement. The stockholders agreement also places certain restrictions on the sale of shares of our common stock to third parties. In addition, subject to certain exceptions, including issuances pursuant to an initial public offering, the stockholders agreement grants holders of our common stock party thereto preemptive rights with respect to issuances of common stock by us. Certain provisions of the stockholders agreement, including the provisions described above concerning the election of directors and the grant of preemptive rights, will terminate upon consummation of this offering.

Management Agreement

        On June 18, 2002, we entered into a management and consulting services agreement with a term of up to ten years with BRS LLC and Agri Beef Co. The agreement states that BRS LLC will provide certain management, consulting and financial planning services to our board of directors and management. Under the terms of the agreement, BRS LLC receives an annual fee equal to the greater of $250,000 and two and one-half percent of our EBITDA, as defined in the management and consulting services agreement, for such fiscal year; provided, however, Agri Beef Co. is entitled to receive approximately 20% of any management fee otherwise payable to BRS LLC under the agreement, and the amount payable to BRS LLC shall be reduced by the amount paid to Agri Beef Co. We also agreed to indemnify BRS LLC for any losses and liabilities arising out of the agreement.

We paid a one-time closing fee of $1.3 million to BRS LLC pursuant to the agreement in June 2002. In addition, for our fiscal years ended September 30, 2004, 2003 and 2002, we paid BRS LLC $309,010, $200,000 and $57,222, respectively, in management fees. For our fiscal years ended September 30, 2004, 2003 and 2002, we paid Agri Beef Co. $77,252, $50,000 and $37,826, respectively, in management and other service fees. The parties have signed an agreement whereby upon the closing of this offering the management and consulting services agreement will be terminated in exchange for a payment of $1.6 million to BRS LLC and $400,000 to Agri Beef Co.

Transition Services Agreement

        On June 18, 2002, we entered into a transition services agreement with Agri Beef Co. pursuant to which Agri Beef Co. was to provide specified services to us. For our fiscal years ended September 30, 2004 and 2003 and the period from June 18, 2002 to September 30, 2002, we paid Agri Beef Co. $0, $76,158 and $61,847, respectively, for data processing expenses.

Feeders' Advantage, L.L.C.

        MWI Veterinary Supply Co. and Agri Beef Co. hold 50.0% and 4.2%, respectively, of the membership interests in Feeders' Advantage, L.L.C. We charged Feeders' Advantage, L.L.C. for certain operating and administrative services of $420,793 and $390,126 respectively, for our fiscal years ended September 30, 2004 and 2003 and $118,660 and $244,493 for the periods from June 18, 2002 to September 30, 2002 and January 1, 2002 to June 17, 2002. Our sales of products to Feeders' Advantage, L.L.C. were $22.2 million and $23.0 million for our fiscal years ended September 30, 2004 and 2003, respectively, and $7.3 million and $9.9 million for the periods from June 18, 2002 to September 30, 2002 and January 1, 2002 to June 17, 2002, respectively. Our sales to Feeders' Advantage, L.L.C. prior to January 1, 2002 are not included in our consolidated financial statements because Feeders' Advantage, L.L.C. was consolidated by us prior to that date. Mr. Cleary, our President and Chief Executive Officer, and Mr. Rebholtz, one of our directors, are each members of the board of managers of Feeders' Advantage, L.L.C.

        We also provide Feeders' Advantage, L.L.C. with a line-of-credit to finance its day-to-day operations. This line-of-credit bears interest at the prime rate. The interest due on the line-of-credit is calculated and charged to Feeders' Advantage, L.L.C. on the last day of each month. Conversely, to the extent we have a payable balance due to Feeders' Advantage, L.L.C., the payable balance accrues interest in favor of Feeders' Advantage, L.L.C. at the average federal funds rates in effect for that month.

Agri Beef Co.

        During our fiscal year ended September 30, 2002, we purchased from Agri Beef Co. an investment in the common stock of Agri-Laboratories, Ltd. for $279,150 and certain fixed assets for $168,994. We also utilized Agri Beef Co.'s cash management system through which cash receipts were deposited and cash disbursements were cleared until June 17, 2002. Interest was assessed based on the outstanding daily balance and was paid at the prime rate. As a result, we incurred interest charges of $700,595 for the period from October 1, 2001 to June 17, 2002. We also paid Agri Beef Co. $314,534 for data processing expenses for the period from October 1, 2001 to June 17, 2002. Mr. Cleary, our President and Chief Executive Officer, and Mr. Rebholtz, one of our directors, are each members of the board of directors of Agri Beef Co. Mr. Rebholtz is also the President and Chief Executive Officer of Agri Beef Co.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our common stock and Series A preferred stock as of May 31, 2005, and as adjusted to reflect the sale of the common stock being offered hereby, by:

  •
  each person, or group of affiliated persons, who is known by us to own beneficially more than 5.0% of our common stock;

  •
  each of our directors and executive officers; and

  •
  all our directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC. Shares of our common stock subject to options currently exercisable or exercisable within 60 days of May 31, 2005, are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. Percentage of beneficial ownership is based upon 1,010,982 shares of our common stock and 26,785.95 shares of Series A preferred stock outstanding as of May 31, 2005, respectively, and            shares of our common stock outstanding after this offering. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o MWI Veterinary Supply, Inc., 651 S. Stratford Drive, Suite 100, Meridian, Idaho 83642.

	Shares Beneficially Owned Prior to Offering					Shares Beneficially Owned After Offering
	Common Stock			Series A Preferred Stock		Common Stock
Name	Number	Number Underlying Options	Percent	Number	Percent	Number	Percent
Bruckmann, Rosser, Sherrill & Co. II, L.P.(1) c/o BRS, L.L.C. 126 East 56th Street, New York, New York 10022	722,840	—	71.5%	18,821.99	70.3%			%
Agri Beef Co. 1555 Shoreline Drive, Third Floor, Boise, Idaho 83702	181,000	—	17.9	7,167.77	26.8
James F. Cleary, Jr.	29,204	1,319	2.9	140.89	*
Keith E. Alessi	5,487	—	*	142.88	*
Bruce C. Bruckmann(2)(3)	722,840	—	71.5	18,821.99	70.3
John F. McNamara	5,495	—	*	143.07	*
Brett A. Pertuz	—	—	*	—	*
Robert N. Rebholtz, Jr.(4)	181,000	—	17.9	7,167.77	26.8
Stephen C. Sherrill(2)(3)(5)	724,000	—	71.6	18,852.23	70.4
Mary Patricia B. Thompson	15,735	1,319	1.6	72.84	*
James S. Hay	5,449	1,319	*	20.87	*
Jeffrey J. Danielson	7,102	1,319	*	29.22	*
James M. Ross	14,293	1,319	1.4	65.55	*
James W. Culpepper	9,580	1,319	*	41.74	*
Bryan P. Mooney	—	—	*	—	*
John R. Ryan	7,102	1,319	*	29.22	*
All directors and executive officers as a group (14 persons)	1,004,447	9,233	98.5%	26,706.28	99.7%			%

*
Represents beneficial ownership of less than one percent.

(1)
Bruckmann, Rosser, Sherrill & Co. LLC, or BRS LLC, is the general partner of Bruckmann, Rosser, Sherrill & Co. II, L.P., or BRS, and by virtue of such status may be deemed to be the beneficial owner of the shares held by BRS. Messrs. Bruckmann and Sherrill are members and managers of BRS LLC, and neither of them individually has the power to direct or veto the voting or disposition of shares held by BRS. BRS LLC expressly disclaims beneficial ownership of the shares held by BRS.

(2)
Includes 722,840 shares of common stock and 18,821.99 of Series A preferred stock owned by BRS.

(3)
Messrs. Bruckmann and Sherrill may be deemed to share beneficial ownership of the shares held by BRS by virtue of their status as members and managers of BRS LLC. Each of Messrs. Bruckmann and Sherrill expressly disclaims beneficial ownership of any shares held by BRS that exceed his pecuniary interest therein. The members and managers of BRS LLC share investment and voting power with respect to securities owned by BRS, but no individual controls such investment or voting power.

(4)
Includes 181,000 shares of common stock and 7,167.77 of Series A preferred stock owned by Agri Beef Co., of which Mr. Rebholtz is a principal stockholder, director, President and Chief Executive Officer. Mr. Rebholtz expressly disclaims beneficial ownership of any shares held by Agri Beef Co. that exceed his pecuniary interest therein.

(5)
Includes 215 shares of common stock and 5.66 shares of Series A preferred stock held by Marilena Tibrea and 945 shares of common stock and 24.59 shares of Series A preferred stock held by Julie Frist in Mr. Sherrill's capacity as a power of attorney holder from each of Ms. Tibrea and Ms. Frist. Mr. Sherrill expressly disclaims beneficial ownership of the shares held by Ms. Tibrea and Ms. Frist.

DESCRIPTION OF CAPITAL STOCK

        Immediately following the consummation of this offering, our authorized capital stock will consist of            shares of our common stock, $.01 par value, and            shares of our preferred stock, $            par value, the rights and preferences of which may be established from time to time by our board of directors.

        The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, as in effect immediately following the closing of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        As of March 31, 2005, there were 1,010,982 shares of our common stock outstanding held by 15 stockholders of record. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be granted to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably those dividends as may be declared by our board of directors out of funds legally available therefore, as well as any other distributions made to our stockholders. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference to holders of our outstanding shares of preferred stock. Holders of our common stock have no preemptive or other subscription or conversion rights other than as set forth in the stockholders agreement, which rights will terminate upon consummation of this offering. See "Certain Relationships and Related Party Transactions—Stockholders Agreement." There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

        We currently have authorized 30,000 shares of Series A preferred stock, with 26,785.95 shares issued and outstanding at March 31, 2005. In the event of our sale, liquidation, dissolution or winding up, the preferred stockholders shall receive $1,000 per share (plus accumulated, accrued and unpaid dividends) or such lesser amount as represent our entire net assets that are available for distribution. Any remaining assets will be distributed ratably among the holders of our common stock. Concurrently with the consummation of this offering, we intend to redeem all the outstanding shares of our Series A preferred stock. See "Use of Proceeds." Immediately following the consummation of this offering, there will not be any shares of our preferred stock outstanding.

        Following this offering, our board of directors will have the authority, without further action by our stockholders, to issue our preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of our holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of our preferred stock could have the effect of delaying, deferring, or preventing a change in our control.

Registration Rights

        Upon the consummation of this offering, the holders of 1,097,582 shares of our common stock will be entitled to certain rights with respect to the registration of their shares under the Securities Act.

        Under a registration rights agreement between us, BRS, Agri Beef Co. and certain other holders of shares of our common stock, BRS and the other holders may demand that we file a registration statement under the Securities Act covering some or all of such holders' shares of our common stock. The registration rights agreement limits the number of "long-form" registration statements (such as Form S-1) BRS may require us to file to four; however, BRS may require us to file an unlimited number of "short-form" registration statements (such as Form S-3) and Agri Beef Co. and the other holders may require us to file up to three "short-form" registration statements. In addition, such holders have certain "piggyback" registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to a demand registration or specified excluded registrations, holders may require us to include all or a portion of their registrable securities in the registration. This initial public offering of our common stock constitutes an excluded registration and therefore such holders have no "piggyback" registration rights with regard to this offering.

Anti-takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our corporate policies formulated by our board of directors. In addition, these provisions also are intended to ensure that our board of directors will have sufficient time to act in what our board of directors believes to be in the best interests of us and our stockholders. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for our takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of us. These provisions are also intended to discourage certain tactics that may be used in proxy fights. However, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of us by the holder of a large block of common stock, and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if such event would be favorable to the interest of our stockholders.

        Written Consent of Stockholders.    Our amended and restated certificate of incorporation and amended and restated bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent. Elimination of actions by written consent of stockholders may lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholders' meeting. The elimination of actions by written consent of the stockholders may deter hostile takeover attempts. Without the availability of actions by written consent of the stockholders, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws without holding a stockholders meeting. To hold such a meeting, the holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the president to call a stockholders' meeting and satisfy the applicable notice provisions set forth in our amended and restated bylaws.

        Amendment of the Bylaws.    Under Delaware law, the power to adopt, amend or repeal a corporation's bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our amended and restated certificate of incorporation and amended and restated bylaws grant our board the power to alter, amend and repeal our bylaws, or adopt new bylaws, on the affirmative vote of a majority of the directors then in office. Our stockholders may alter, amend or repeal our bylaws, or adopt new bylaws, but only at a regular or special meeting of stockholders by an affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally in the election of directors.

        Amendment of Certificate of Incorporation.    The provisions of our amended and restated certificate of incorporation that could have anti-takeover effects as described above are subject to amendment, alteration or repeal either by (i) our board of directors without the assent or vote of our stockholders or (ii) the affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally in the election of directors, depending on the subject provision. This requirement makes it more difficult for stockholders to make changes to the provisions in our amended and restated certificate of incorporation which could have anti-takeover effects by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending these provisions.

        Special Meetings of Stockholders.    Our amended and restated bylaws preclude our stockholders from calling special meetings of stockholders or requiring the board of directors or any officer to call such a meeting or from proposing business at such a meeting except as required by law. Our amended and restated bylaws provide that only a majority of our board of directors, the chairman of the board or the president can call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder cannot force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the board of directors, the chairman of the board or the president believes the matter should be considered or until the next annual meeting, provided that the requesting stockholder met the applicable notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace board members also can be delayed until the next annual meeting.

        Preferred Stock.    The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the holders and may adversely affect voting and other rights of holders of our common stock. In addition, issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock. At present, we have no plans to issue any shares of preferred stock.

        Other Limitations on Stockholder Actions.    Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. This provision may have the effect of precluding the conduct of certain business at a meeting if the proper notice is not provided and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us. In addition, the ability of our stockholders to remove directors without cause is precluded.

Nasdaq National Market Listing

        We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "MWIV."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                        . Its address is            and its telephone number is (    )                  .

SHARES ELIGIBLE FOR FUTURE SALE

        We will have            shares of common stock outstanding after the completion of this offering (            shares if the underwriters' over-allotment option is exercised in full). Of those shares, the            shares of common stock sold in this offering (            shares if the underwriters' over-allotment option is exercised in full) will be freely transferable without restriction, unless purchased by persons deemed to be our "affiliates" as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Securities Act. The remaining shares of common stock to be outstanding immediately following the completion of this offering are "restricted," which means they were originally sold in offerings that were not registered under the Securities Act. These restricted shares may only be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144.

        All of our officers, directors and security holders have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Banc of America Securities LLC. See "Underwriting." After the 180-day lock-up period, these shares may be sold, subject to applicable securities laws. Notwithstanding the foregoing, if the 180th day after the date of this prospectus occurs within 17 days following an earnings release by us or the occurrence of material news or a material event related to us, or if we intend to issue an earnings release within 16 days following the 180th day, the 180-day period will be extended to the 18th day following such earnings release or the occurrence of the material news or material event unless such extension is waived by the underwriters.

        After this offering, the holders of approximately 1,097,582 shares of our common stock will be entitled to registration rights. For more information on these registration rights, see "Description of Capital Stock—Registration Rights."

        In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for one year or more, may sell in the open market within any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the then outstanding shares of our common stock (approximately            shares immediately after this offering); or;

  •
  the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.

        Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and the availability of current public information concerning us and may not commence until 90 days after completion of this offering. A person (or persons whose shares are aggregated) who is deemed not to have been our affiliate at any time during the 90 days preceding a sale by him or her and who has beneficially owned his or her shares for at least two years, may sell the shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or the availability of current public information we refer to above.

        Any of our employees, officers, directors or consultants who purchased his or her shares before the completion of this offering or who holds options as of that date pursuant to a written compensatory plan or contract will be entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their

Rule 701 shares without having to comply with Rule 144's holding-period restrictions, in each case commencing 90 days after completion of this offering. Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.

        Subject to the lock-up agreements, the shares of our common stock that will become eligible for sale pursuant to Rule 144 or Rule 701 under the Securities Act are as follows:

  •
  shares will be immediately eligible for sale in the public market without registration pursuant to Rule 144(k); and

  •
  shares will be eligible for sale in the public market under Rule 144 or Rule 701 beginning 90 days after completion of this offering, subject to volume, manner of sale, and other limitations under those rules.

        Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our 2002 Stock Option Plan. Persons who are not affiliates, and who receive shares that are registered under this registration statement, will be able to resell those shares in the public market without restriction under the Securities Act. This registration statement will become effective immediately upon filing.

UNDERWRITING

        We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC is the representative of the underwriters. We have entered into a firm commitment underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC
William Blair & Company, L.L.C.
Piper Jaffray & Co.

Total

        The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

        The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $                              per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $                               per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

  •
  receipt and acceptance of the common stock by the underwriters; and

  •
  the underwriters' right to reject orders in whole or in part.

        Over-Allotment Option.    We have granted the underwriters an over-allotment option to buy up to             additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

        Discount and Commissions.    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

Paid by Us
	No Exercise	Full Exercise
Per share	$	$

Total	$	$

        We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $                  .

        Listing.    We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "MWIV."

        Stabilization.    In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  syndicate covering transactions; and

  •
  purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

        The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

        A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The representative also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representative may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount on shares sold by them and purchased by the representative in stabilizing or short covering transactions.

        These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

        In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market. Passive market making is allowed during the period when the SEC's rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. A passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker's bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in our common stock during the specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

        The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5.0% of the shares of common stock being offered.

        IPO Pricing.    Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representative of the underwriters. Among the factors to be considered in these negotiations are:

  •
  the history of, and prospects for, our company and the industry in which we compete;

  •
  our past and present financial performance;

  •
  an assessment of our management;

  •
  the present state of our development;

  •
  the prospects for our future earnings;

  •
  the prevailing conditions of the applicable United States securities market at the time of this offering;

  •
  market valuations of publicly traded companies that we and the representative of the underwriters believe to be comparable to us; and

  •
  other factors deemed relevant.

        The estimated initial public offering price range set forth on the cover of this prospectus is subject to change as a result of market conditions and other factors.

        Lock-up Agreements.    We, our directors and executive officers, and most of our existing stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180 day period, we have also agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC.

        Notwithstanding the foregoing, if the 180th day after the date of this prospectus occurs within 17 days following an earnings release by us or the occurrence of material news or a material event related to us, or if we intend to issue an earnings release within 16 days following the 180th day, the 180-day period will be extended to the 18th day following such earnings release or the occurrence of the material news or material event unless such extension is waived by the underwriters.

        Directed Share Program.    At our request, the underwriters have reserved for sale to our employees, directors, business associates and other third parties at the initial public offering price up to 5.0% of the shares being offered by this prospectus. The sale of the reserved shares to these purchasers will be made by William Blair & Company, L.L.C. The purchasers of these shares will not be subject to a lock-up except to the extent the purchasers are subject to a lock-up agreement with the underwriters as described above. We do not know if our employees, directors, business associates and other third parties will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

        Indemnification.    We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

        Online Offering.    A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representative may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        Conflicts/Affiliates.    The underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees. Bank of America, N.A., the agent and a lender under our amended credit agreement, is an affiliate of Banc of America Securities LLC.

        Qualified Independent Underwriter.    Banc of America Securities LLC is a member of the National Association of Securities Dealers, Inc. (NASD). Because more than 10% of the net proceeds of this offering may be paid to affiliates of Banc of America Securities LLC under the credit agreement, this offering is being conducted in accordance with the applicable requirements of Conduct Rule 2710(h) of the NASD, regarding the underwriting of securities of a company if NASD members participating in the offering, together with their affiliates, are intended to receive more than 10% of the net offering proceeds, not including underwriting compensation. In an initial public offering of equity securities, that rule requires that the offering price must be no higher than the price recommended by a qualified independent underwriter, which has participated in the preparation of the registration statement and which has performed its usual standard of due diligence in respect of the offering. William Blair & Company, L.L.C. has agreed to act as qualified independent underwriter with respect of this offering. The public offering price of our common stock will be no higher than that recommended by William Blair & Company, L.L.C. William Blair & Company, L.L.C. will not receive any additional compensation for acting in this capacity in connection with this offering; we have agreed to indemnify William Blair & Company, L.L.C. for liabilities incurred in its capacity as qualified independent underwriter, including against liabilities under the Securities Act.

LEGAL MATTERS

        The validity of our common stock offered hereby will be passed on for us by Dechert LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering will be passed on for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

        The consolidated financial statements included in this prospectus and the related consolidated financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph that describes the formation and acquisition of the Company and the adoption of Statement of Financial Accounting Standards No. 150, Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity, and a paragraph relating to the restatement described in Note 15 to the consolidated financial statements), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement on Form S-1 that we have filed with the SEC, covering the common stock we are offering. As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the registration statement. For further information with respect to us and our common stock, you should refer to the registration statement and to its exhibits. Statements contained in this prospectus regarding the contents of any agreement or other document that is filed as an exhibit to the registration statement are not necessarily complete. You should refer in each instance to the copy of the agreement filed or incorporated by reference as an exhibit to the registration statement, each such statement being qualified in all respects by the document to which it refers.

        You can read the registration statement and the exhibits at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the documents from those offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC, which you can access at http://www.sec.gov.

        In addition, you may request copies of this filing and such other reports as we may determine or as the law requires at no cost, by telephone at (800) 824-3703, or by mail to MWI Veterinary Supply, Inc., 651 S. Stratford Road, Suite 100, Meridian, Idaho 83642, Attention: Investor Relations.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and website of the SEC referred to above. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Page
Report of Independent Registered Public Accounting Firm	F-2
MWI Holdings, Inc. Consolidated Balance Sheets As of September 30, 2004 and 2003 (As Restated)	F-3

MWI Holdings, Inc. Consolidated Statements of Income For the Years Ended September 30, 2004 and 2003 and for the Period from June 18, 2002 to September 30, 2002 (Successor Company), and the Period from October 1, 2001 to June 17, 2002 (Predecessor Company) (As Restated)	F-4

MWI Holdings, Inc. Consolidated Statements of Comprehensive Income For the Years Ended September 30, 2004 and 2003 and for the Period from June 18, 2002 to September 30, 2002 (Successor Company), and the Period from October 1, 2001 to June 17, 2002 (Predecessor Company) (As Restated)	F-5

MWI Holdings, Inc. Consolidated Statements of Stockholders' Equity For the Years Ended September 30, 2004 and 2003 and for the Period from June 18, 2002 to September 30, 2002 (Successor Company), and the Period from October 1, 2001 to June 17, 2002 (Predecessor Company) (As Restated)	F-6

MWI Holdings, Inc. Consolidated Statements of Cash Flows For the Years Ended September 30, 2004 and 2003 and for the Period from June 18, 2002 to September 30, 2002 (Successor Company), and the Period from October 1, 2001 to June 17, 2002 (Predecessor Company) (As Restated)	F-7

MWI Holdings, Inc. Notes to Consolidated Financial Statements For the Years Ended September 30, 2004 and 2003 and for the Period from June 18, 2002 to September 30, 2002 (Successor Company), and the Period from October 1, 2001 to June 17, 2002 (Predecessor Company)	F-9
MWI Holdings, Inc. Condensed Consolidated Balance Sheet As of March 31, 2005 (unaudited)	F-24
MWI Holdings, Inc. Condensed Consolidated Statements of Income For the Six Months Ended March 31, 2005 and 2004 (unaudited)	F-25
MWI Holdings, Inc. Condensed Consolidated Statements of Comprehensive Income For the Six Months Ended March 31, 2005 and 2004 (unaudited)	F-26
MWI Holdings, Inc. Condensed Consolidated Statements of Cash Flows For the Six Months Ended March 31, 2005 and 2004 (unaudited)	F-27
MWI Holdings, Inc. Notes to Condensed Consolidated Financial Statements For the Six Months Ended March 31, 2005 and 2004 (unaudited)	F-28
Schedule II—Valuation and Qualifying Accounts	F-33

        On April 21, 2005, MWI Holdings, Inc. changed its name to MWI Veterinary Supply, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
MWI Holdings, Inc.

        We have audited the accompanying consolidated balance sheets of MWI Holdings, Inc. and subsidiary (the "Successor Company") as of September 30, 2004 and 2003, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows, for the years then ended and the period from June 18, 2002 to September 30, 2002 ("Successor Company Operations") and of MWI Veterinary Supply Co. and subsidiary for the period from October 1, 2001 to June 17, 2002 ("Predecessor Company Operations"). Our audits also included the consolidated financial statement schedule listed in the Index at F-1. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1, effective June 18, 2002, MWI Holdings, Inc., was capitalized and then acquired all of the outstanding stock of MWI Veterinary Supply Co. At that date, the assets and liabilities of MWI Veterinary Supply Co. were adjusted to fair value and the capital structure was adjusted to reflect the MWI Holdings, Inc. purchase price. Accordingly, the Successor Company financial statements are not comparable to the Predecessor Company financial statements. Also, as discussed in Note 2, the Successor Company adopted the provisions of Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, effective July 1, 2003.

        In our opinion, the Successor Company consolidated financial statements present fairly, in all material respects, the financial position of MWI Holdings, Inc. and subsidiary as of September 30, 2004 and 2003, and the results of their operations and their cash flows for the years ended September 30, 2004 and 2003 and the period from June 18, 2002 to September 30, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Predecessor Company consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows for the period from October 1, 2001 to June 17, 2002, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As discussed in Note 15, the accompanying consolidated financial statements have been restated.

DELOITTE & TOUCHE LLP

Boise, Idaho
April 15, 2005
(June 10, 2005 as to Note 14 and the
effects of the restatement described in Note 15)

MWI Holdings, Inc.

Consolidated Balance Sheets

As of September 30, 2004 and 2003

	2004	2003
	As Restated, See Note 15	As Restated, See Note 15
Assets
Current Assets:
Cash	$27,775	$35,625
Receivables—Net	59,720,369	49,649,334
Inventories	49,524,574	36,856,991
Prepaid expenses and other current assets	1,196,580	737,091
Deferred income taxes	243,533	162,904

Total current assets	110,712,831	87,441,945
Property and Equipment—Net	6,006,781	4,958,007
Goodwill	28,286,891	28,286,891
Investments	1,184,855	1,070,176
Other Assets—Net	373,333	513,333

Total	$146,564,691	$122,270,352

Liabilities and Stockholders' Equity
Current Liabilities:
Line-of-credit	$49,129,320	$33,972,384
Accounts payable	50,965,341	50,312,658
Accrued expenses	4,453,855	4,168,599
Interest rate swap	23,368	15,655
Current portion of long-term debt	288,396

Total current liabilities	104,860,280	88,469,296
Deferred Income Taxes	607,350	194,497
Long-Term Debt	731,944
Redeemable Preferred Stock	35,733,267	31,494,037
Commitments and Contingencies
Stockholders' Equity:
Common stock, $.01 par value, 1,500,000 shares authorized; 1,010,982 shares issued and outstanding	10,110	10,110
Additional paid in capital	1,000,872	1,000,872
Accumulated other comprehensive loss	(14,420)	(9,661)
Retained earnings	3,635,288	1,111,201

Total stockholders' equity	4,631,850	2,112,522

Total	$146,564,691	$122,270,352

See notes to consolidated financial statements.

MWI Holdings, Inc.

Consolidated Statements of Income

For the Years Ended September 30, 2004 and 2003 and for the
Period from June 18, 2002 to September 30, 2002 (Successor Company), and the
Period from October 1, 2001 to June 17, 2002 (Predecessor Company)

				MWI Veterinary Supply Co. (Predecessor Company) October 1, 2001 to June 17, 2002
	MWI Holdings Inc. (Successor Company)
	2004	2003	June 18, 2002 to September 30, 2002
	As Restated, See Note 15	As Restated, See Note 15	As Restated, See Note 15
Revenues:
Product sales	$390,026,409	$338,698,206	$91,796,003	$187,081,831
Commissions (based on agency gross billings of $86,657,524, $68,696,774, $21,154,072 and $32,972,062)	4,256,267	3,010,483	1,009,302	1,268,153

Total revenues	394,282,676	341,708,689	92,805,305	188,349,984
Cost of product sales	338,684,432	294,692,010	80,031,921	161,840,093

Gross Profit	55,598,244	47,016,679	12,773,384	26,509,891
Selling, General and Administrative Expenses	43,018,256	36,861,459	11,400,793	20,658,482

Operating Income	12,579,988	10,155,220	1,372,591	5,851,409
Other Income (Expense):
Interest expense	(6,098,449)	(3,033,704)	(643,739)	(731,467)
Earnings of equity method investees	104,678	106,436	33,015	133,616
Other	217,579	217,547	26,263	69,953

Total other expense	(5,776,192)	(2,709,721)	(584,461)	(527,898)

Income Before Taxes	6,803,796	7,445,499	788,130	5,323,511
Income Tax Expense	(4,279,709)	(3,116,242)	(297,328)	(2,043,407)

Net Income	$2,524,087	$4,329,257	$490,802	$3,280,104

Redeemable Preferred Stock Accretion	—	(2,713,810)	(995,048)

Income (Loss) Available to Common Stockholders	$2,524,087	$1,615,447	$(504,246)

Income (Loss) Per Common Share:
Basic	$2.76	$1.77	$(0.56)	(a	)
Diluted	$2.36	$1.55	$(0.56)	(a	)
Common Shares Used to Compute Income (Loss) Per Common Share:
Basic	915,982	911,485	905,000	(a	)
Diluted	1,068,741	1,044,613	905,000	(a	)

(a)
Income (loss) per common share is not presented for this period, as it is not meaningful because of the revised capital structure.

See notes to consolidated financial statements

MWI Holdings, Inc.

Consolidated Statements of Comprehensive Income

For the Years Ended September 30, 2004 and 2003 and for the
Period from June 18, 2002 to September 30, 2002 (Successor Company), and the
Period from October 1, 2001 to June 17, 2002 (Predecessor Company)

				MWI Veterinary Supply Co. (Predecessor Company) October 1, 2001 to June 17, 2002
	MWI Holdings Inc. (Successor Company)
	2004	2003	June 18, 2002 to September 30, 2002
	As Restated, See Note 15	As Restated, See Note 15
Net Income	$2,524,087	$4,329,257	$490,802	$3,280,104
Other Comprehensive
Income (Loss)—Interest Rate Swap:
Change in fair value, net of tax of $8,948, $5,994 and $41,646	(14,420)	(9,661)	(67,118)
Amount reclassified into net income, net of tax of $5,994 and $41,646	9,661	67,118

Total Comprehensive Income	$2,519,328	$4,386,714	$423,684	$3,280,104

See notes to consolidated financial statements.

MWI Holdings, Inc.

Consolidated Statements of Stockholders' Equity

For the Years Ended September 30, 2004 and 2003 and for the Period from
June 18, 2002 to September 30, 2002 (Successor Company), and the
Period from October 1, 2001 to June 17, 2002 (Predecessor Company)

	Common Stock							Retained Earnings
					Notes Receivable From Stockholders		Accumulated Other Comprehensive Loss
	(Successor Company)	(Predecessor Company)		Additional Paid in Capital				(Successor Company)	(Predecessor Company)		Total
BALANCE—October 1, 2001	$—		$1,000,000	$—		$—	$—	$—		$16,962,371	$17,962,371
Net income										3,280,104	3,280,104

BALANCE—June 17, 2002			1,000,000							20,242,475	21,242,475
Retirement and purchase of MWI Veterinary Supply Co. common stock and retained earnings	1,810		(1,000,000)							(20,242,475)	(21,240,665)
Issuance of MWI Holdings, Inc. common stock	8,190			990,000		(75,000)					923,190
Interest earned on notes receivable						(903)					(903)
Other comprehensive loss							(67,118)				(67,118)
Accretion of dividends on redeemable preferred stock (as restated, see Note 15)								(995,048)			(995,048)
Net income								490,802			490,802

BALANCE—September 30, 2002 (as restated, see Note 15)	10,000			990,000		(75,903)	(67,118)	(504,246)			352,733
Issuance of MWI Holdings, Inc. common stock	110			10,872							10,982
Interest earned on notes receivable						(605)					(605)
Collection of notes receivable						76,508					76,508
Other comprehensive income							57,457				57,457
Accretion of dividends on redeemable preferred stock (as restated, see Note 15)								(2,713,810)			(2,713,810)
Net income (as restated, see Note 15)								4,329,257			4,329,257

BALANCE—September 30, 2003 (as restated, see Note 15)	10,110		—	1,000,872		—	(9,661)	1,111,201		—	2,112,522
Other comprehensive loss							(4,759)				(4,759)
Net income (as restated, see Note 15)								2,524,087			2,524,087

BALANCE—September 30, 2004 (as restated, see Note 15)	$10,110	$		$1,000,872	$		$(14,420)	$3,635,288	$		$4,631,850

See notes to consolidated financial statements

MWI Holdings, Inc.

Consolidated Statements of Cash Flows

For the Years Ended September 30, 2004 and 2003 and for the Period from June 18, 2002 to September 30, 2002 (Successor Company), and the Period from October 1, 2001 to June 17, 2002 (Predecessor Company)

	MWI Holdings Inc. (Successor Company)
				MWI Veterinary Supply Co. (Predecessor Company) October 1, 2001 to June 17, 2002
	2004	2003	June 18, 2002 to September 30, 2002
	As Restated, See Note 15	As Restated, See Note 15	As Restated, See Note 15
Operating Activities:
Net income	$2,524,087	$4,329,257	$490,802	$3,280,104
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,145,541	976,047	285,433	576,574
Amortization of debt issuance costs	140,000	140,000	46,667
Loss (gain) on disposal of property and equipment	(8,221)	(2,778)	13,044
Earnings in equity method investees	(104,678)	(106,435)	(21,460)	(43,183)
Accretion of redeemable preferred stock	4,239,230	999,227
Other			(903)
Deferred income taxes	335,178	12,852	(237,586)	(78,176)
Changes in operating assets and liabilities (net of effects of deconsolidation):
Receivables	(10,071,035)	(8,536,063)	(7,442,867)	1,588,313
Inventories	(12,667,585)	1,554,789	4,054,239	(3,481,293)
Prepaid expenses and other current assets	(359,490)	(415,356)	159,816	(204,769)
Accounts payable	652,684	9,459,152	1,488,418	(4,689,818)
Accrued expenses	285,256	320,506	1,026,519	377,223

Net cash (used in) provided by operating activities	(13,889,033)	8,731,198	(137,878)	(2,675,025)

Investing Activities:
Purchase of property and equipment	(1,253,590)	(1,321,349)	(486,776)	(878,694)
Purchase of investments	(10,000)			(279,150)
Sale of subsidiary stock				1,246,793
Cash paid for purchase of Predecessor Company (including acquisition costs of $2,276,581)			(42,885,343)
Sale of property and equipment	12,630	13,884	16,500
Distribution from equity method investee		49,989

Net cash provided by (used in) investing activities	(1,250,960)	(1,257,476)	(43,355,619)	88,949

Financing Activities:
Issuance of redeemable preferred stock		285,952	19,257,226
Issuance of common stock		10,982	819,000
Collection of notes receivable		75,903
Proceeds from issuance of debt	208,459
Payments on related party debt			(17,501,672)	(1,069,090)
Payment on debt	(133,252)
Debt issuance costs	(100,000)	(100,000)	(800,000)
Net borrowings (payments) on line-of-credit	15,156,936	(7,746,559)	41,718,943	3,657,666

Net cash provided by (used in) financing activities	15,132,143	(7,473,722)	43,493,497	2,588,576

Decrease in Cash	$(7,850)	$—	$—	$2,500
Cash—Beginning of Period	35,625	35,625	35,625	33,125

Cash—End of Period	$27,775	$35,625	$35,625	$35,625

(Continued)

Supplemental Disclosures:
Cash paid for interest	$1,719,219	$1,894,477	$643,739	$731,467
Cash paid for income taxes	$4,448,308	$3,155,435	$185,146	$2,406,295
Noncash Activities:
Decrease (increase) in fair value of interest rate swaps	$7,713	$(93,109)	$108,764
Notes receivable from stockholders			$75,000
Equipment acquisitions financed with note payable	$945,133
Accretion of redeemable preferred stock		$2,713,810	$995,048
Noncash effect of deconsolidation:
Receivables				$(1,474,704)
Prepaid expenses				$(7,370)
Equipment				$(8,683)
Investments				$413,163
Accounts payable				$195,555
Payable to related party				$(757,757)
Minority interest				$393,010
Increase of assets to fair value:
Property and equipment			$590,025
Investments			$231,702
Common stock issued in acquisition			$181,000
Preferred stock issued in acquisition			$7,167,774

See notes to consolidated financial statements.

MWI Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2004 and 2003 and for the
Period from June 18, 2002 to September 30, 2002 (Successor Company),
and the Period from October 1, 2001 to June 17, 2002 (Predecessor Company)

1. Formation and Acquisition

        Effective June 18, 2002, MWI Holdings, Inc. ("Holdings") was formed for the sole purpose of acquiring all of the outstanding stock of MWI Veterinary Supply Co. ("MWI") from its owner, Agri Beef Co. ("Agri Beef"). The significant aspects of this transaction follow:

  •
  517,931 shares of MWI stock held by Agri Beef were redeemed for cash of $21,032,531.

  •
  MWI obtained a new line-of-credit (Note 5) and used the proceeds to repay existing debt held by Agri Beef and redeem shares held by Agri Beef as discussed above.

  •
  Holdings issued 724,000 shares of its common stock and 18,852.23 shares of its redeemable preferred stock to a new investor for total cash proceeds of $19,576,226.

  •
  Holdings acquired the remaining 482,069 shares of MWI from Agri Beef for cash of $19,576,226 and 181,000 shares of Holdings common stock and 7,167.77 shares of Holdings redeemable preferred stock with a collective value of $7,348,774.

  •
  Holdings issued 95,000 shares of its common stock and 480 shares of its redeemable preferred stock to employees for cash of $500,000 and notes receivable of $75,000.

  •
  Holdings and MWI incurred capitalizable transaction costs of $2,276,581 and noncapitalizable transaction-related costs of $1,266,871.

        The acquisition of MWI by Holdings was accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations. Accordingly, MWI's assets and liabilities were adjusted to fair value based on the purchase price paid by Holdings. The principal effects of these adjustments were an increase to property and equipment of $590,025, an increase to investments of $231,702 and the recording of goodwill of $28,615,177. During 2003, the Company resolved a preacquisition contingency related to tax liabilities resulting in a reduction of goodwill of $328,286.

        The accompanying financial statements include the presentation of Holdings consolidated with MWI for the period from June 18, 2002 forward (referred to as "Successor Company") and the consolidated financial statements of MWI for periods prior to June 18, 2002 (referred to as "Predecessor Company"). Because of the fair value adjustments described above, the Successor Company financial statements are not comparable to the Predecessor Company financial statements. The Successor Company and Predecessor Company are collectively referred to herein as the "Company."

2. Summary of Significant Accounting Policies

        Principles of Consolidation—The accompanying consolidated financial statements consist of the Company and its wholly owned subsidiary. All significant intercompany transactions have been eliminated. The Company uses the equity method of accounting for its investments in entities in which it has significant influence; generally this represents an ownership interest between 20% and 50%. The Company's share of income or loss from these investments is reported as increases or decreases in the respective investment with a corresponding amount reported as other income.

        Operations—The Company provides supplies and equipment to veterinarians throughout the United States. It operates nine warehouses located in the Western United States, Texas, Georgia and Pennsylvania. The Company also provides supplies to Feeders' Advantage, L.L.C. ("Feeders"), a 50% owned entity that sells to various feedlot companies.

        Basis of Accounting—The accompanying consolidated financial statements have been prepared on the accrual basis of accounting.

        Use of Estimates—In preparing financial information, the Company uses certain estimates and assumptions that may affect the reported amounts and disclosures. Estimates are used when accounting for allowance and incentives, vendor rebates and programs, amortization, employee benefits and asset and liability valuations. The estimates of fair value of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet and reported amounts of revenue and expenses for the periods are based on assumptions that the Company believes to be reasonable but that are inherently uncertain and unpredictable.

        Segment Information—The Company is a distributor of animal health products to veterinarians. These operations are within a single reporting segment and are located within the United States.

        Revenue Recognition—Product sales are recognized at the time the product is delivered to customers. The Company has agency contracts with various manufacturers and receives commissions per the terms of these contracts. For the fiscal years ended September 30, 2004 and 2003, the period from June 18, 2002 to September 30, 2002, and the period from October 1, 2001 to June 17, 2002, gross billings from agency contracts were $86,657,524, $68,696,774, $21,154,072 and $32,972,062 which generated commission revenues of $4,256,267, $3,010,483 and $1,009,302 and $1,268,153, respectively.

        Vendor Rebates—Vendor rebates are recorded based on the terms of the contracts with each vendor in accordance with the provisions of Emerging Issues Task Force ("EITF") Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. The Company receives quarterly and annual performance-based rebates from third party vendors based upon attainment of certain sales and/or purchase goals. Sales rebates are classified in the accompanying consolidated statements of income as a reduction to cost of product sales at the time the sales performance measures are achieved. Purchase rebates are measured against inventory purchases from the vendors and are a reduction of inventory until the product is sold. When the inventory is sold, purchase rebates are recognized as a reduction to cost of product sales.

        Customer Incentives—Customer incentives are accrued based on the terms of the contracts with each customer in accordance with the provisions of EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). These incentive programs provide that the customer receive an incentive based on their product purchases or attainment of performance goals. Incentives are estimated based on the specific terms in each agreement, historical experience and product growth rates.

        Cash—For the purposes of the statements of cash flows, cash consists of cash on hand.

        Inventories—Inventories, consisting of veterinarian supplies and equipment, are stated at the lower of cost (on a moving-average basis) or market.

        Property and Equipment—Property and equipment are stated at cost and depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings	25 years
Machinery, furniture and equipment	5 to 7 years
Computer equipment	3 to 5 years
Leasehold improvements	Life of lease

        Repairs and maintenance are expensed as incurred and renewals and improvements are capitalized.

        The cost and accumulated depreciation of items sold or retired are removed from the property accounts and any resulting gain or loss is reflected in net income.

        The Company periodically reviews long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 144., Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that if the sum of the undiscounted expected future cash flows from an asset is less than the carrying value of the asset, an asset impairment must be recognized in the financial statements by writing down the asset to its fair value.

        Goodwill—On October 1, 2002, SFAS No. 142, Goodwill and Other Intangible Assets, was adopted. SFAS 142 requires that goodwill and certain intangible assets no longer be amortized, but instead be tested for impairment at least annually.

        As required by SFAS No. 142, the annual impairment tests have been completed on the Company's goodwill balance. The Company performed its annual impairment test as of September 30 each year and concluded that goodwill was not impaired. Goodwill impairment tests will continue to be performed at least annually, and more frequently if circumstances indicate a possible impairment.

        Investments—Investments consist of the Company's equity method investment in one entity and two entities accounted for under the cost method of accounting.

        Other Assets—Other assets consist primarily of debt issuance costs. These costs are being amortized over the life of the related debt.

        Income (Loss) Per Common Share—Basic income (loss) per share is calculated based on the weighted-average number of outstanding common shares during the applicable period. Diluted income (loss) per share is based on the weighted-average number of outstanding common shares plus the weighted-average number of potential outstanding common shares. Income (loss) per share is computed separately for each period presented.

        Income Taxes—The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the recognition of deferred income taxes to provide for temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred taxes are measured using enacted tax rates in effect during the years in which the temporary differences are expected to reverse.

        Concentrations of Credit Risks—The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its receivables. The customers of the Company are geographically dispersed throughout the United States. The Company routinely assesses the financial strength of its customers and reviews their credit history before extending credit. In addition, the Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

        Comprehensive Income—Components of the Company's comprehensive income include net income and changes in fair value of interest rate swaps.

        Advertising—Advertising costs are expensed when incurred and included as part of selling, general and administrative expenses. Advertising costs were $413,180, $409,304, $147,199 and $98,455 for the years ended September 30, 2004 and 2003, the period from June 18, 2002 to September 30, 2002 and the period from October 1, 2001 to June 17, 2002, respectively.

        Derivative Financial Instruments—On October 1, 2001, the Company adopted the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This standard obligates the Company to record all derivatives at fair value and permits the Company to designate derivative instruments as being used to hedge changes in fair value or changes in cash flows. Changes in the fair value of derivatives that offset changes in cash flows of a hedged item are recorded initially in other comprehensive income. Amounts recorded in other comprehensive income are subsequently reclassified into earnings during the same period in which the hedged item affects earnings. Any portion of the changes in fair value of derivatives designed as a hedge that is deemed ineffective is recorded in earnings. The Company had no derivative financial instruments at the date of adoption, and therefore the adoption had no effect on its financial statements.

        Subsequent to the adoption of SFAS No. 133, the Company entered into interest rate swap agreements to manage its exposure interest rate (Note 5). Interest rate swaps are agreements to exchange interest rate payment streams based on a notional principal amount. The Company designated the swaps as a hedge of changes in cash flows. Accordingly, these swap agreements resulted in the recognition of derivative liabilities as well as amounts recorded in other comprehensive income.

        Stock-Based Compensation—The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Bulletin ("APB") No. 25, Accounting for Stock Issued to Employees. The Company has adopted the disclosure-only requirements of SFAS No. 123, Accounting for Stock-Based Compensation, for stock-based awards to employees. Accordingly, the Company records no compensation expense in the consolidated financial statements upon grant of employee stock awards when the exercise price is equal to fair market value at the date of grant.

        SFAS No. 123 requires the disclosure of pro forma net income or loss as if the Company had adopted the fair value method since inception. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the characteristics of the Company's stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculation. The only stock-based awards issued to employees were made during the year ended September 30, 2003.

	MWI Holdings Inc. (Successor Company)
				MWI Veterinary Supply Co. (Predecessor Company) October 1, 2001 to June 17, 2002
	2004	2003	June 18, 2002 to September 30, 2002
Net income	$2,524,087	$4,329,257	$490,802	$3,280,104
Deduct: Stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(1,201)	(1,501)	—	—
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	—	—	—

Pro forma net income	$2,522,886	$4,327,756	$490,802	$3,280,104

Income (loss) per common share:
As reported—basic	$2.76	$1.77	$(0.56)	(b	)
As reported—diluted	$2.36	$1.55	$(0.56)	(b	)
Pro forma—basic	$2.75	$1.77	$(0.56)	(b	)
Pro forma—diluted	$2.36	$1.55	$(0.56)	(b	)

(b)
Income per common share is not presented for this period, as it is not meaningful because of the revised capital structure.

        Calculations of the pro forma fair value of stock-based awards are based on a single option valuation approach. Forfeitures are recognized as they occur. Our calculations were made using the minimum value method with the following weighted average assumptions at September 30, 2003 (no new grants in 2004):

Risk-free interest rate	2.97%
Expected life in years	5
Expected volatility	None
Dividends	None

        New Accounting Pronouncements—In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This Statement establishes standards for how the Company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires the Company to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The Company adopted SFAS No. 150 on July 1, 2003. As a result, the Company reclassified its redeemable preferred stock as a liability (previously classified as mezzanine equity) and recorded dividend accretion on a prospective basis as interest expense. Dividend accretion included in interest expense was $4,239,230 and $999,227 for the years ended September 30, 2004 and 2003, respectively.

        In December 2003, FASB issued Interpretation No. 46(R), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlled financial interest or in which equity investors do not bear the residual economic risks. The adoption of this Interpretation did not have a material effect on the Company's financial statements.

        Recently Issued Accounting Pronouncements—In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4("SFAS No. 151"). SFAS No. 151 clarifies that inventory costs that are "abnormal" are required to be charged to expense as incurred as opposed to being capitalized into inventory as a product cost. SFAS No. 151 provides examples of "abnormal" costs to include costs of idle facilities, excess freight and handling costs, and wasted material (spoilage). SFAS No. 151 is effective for the Company's fiscal year beginning October 1, 2005. The impact of SFAS No. 151 is not expected to have a material effect on the Company's consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123 (Revised), Share-Based Payment ("SFAS 123-R"). SFAS 123-R replaces SFAS 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). Adoption of SFAS 123-R will require us to record a non-cash expense for our stock compensation plans using the fair value method. Historically, we have recorded our compensation cost in accordance with APB No. 25, which does not require the recording of an expense for our equity related compensation plans if stock options were granted at a price equal to the fair market value of our common stock on the grant date. SFAS 123-R is effective for us October 1, 2005. Based on options outstanding and expected vesting dates, the adoption of SFAS No. 123-R is not expected to have a material effect on the Company's consolidated financial statements.

3. Receivables

        Receivables consist of the following at September 30:

	2004	2003
Trade	$55,682,093	$46,450,867
Related party receivables (Note 10)	366,333	391,111
Vendor rebates and programs	4,236,742	3,351,389

	60,285,168	50,193,367
Allowance for doubtful accounts	(564,799)	(544,033)

	$59,720,369	$49,649,334

        Approximately 10%, 10%, 13% and 12% of the Company's revenues resulted from transactions with a single customer during the years ended September 30, 2004 and 2003, the period from June 18, 2002 to September 30, 2002 and the period from October 1, 2001 to June 17, 2002, respectively. Approximately 8% of the Company's trade receivables resulted from transactions with this single customer as of September 30, 2004 and 2003.

4. Property and Equipment

        Property and equipment consists of the following at September 30:

	2004	2003
Land	$321,824	$321,824
Buildings and leasehold improvements	3,182,415	2,976,170
Machinery, furniture and equipment	6,960,215	5,065,238
Computer equipment	2,939,342	2,216,157
Construction in progress	—	646,732

	13,403,796	11,226,121
Accumulated depreciation	(7,397,015)	(6,268,114)

	$6,006,781	$4,958,007

        The Company recorded depreciation expense of $1,145,541, $970,839, $279,087 and $565,202 for the years ended September 30, 2004 and 2003, the period from June 18, 2002 to September 30, 2002, and the period from October 1, 2001 to June 17, 2002, respectively.

5. Line-of-Credit and Long-Term Debt

        Line-of-Credit—On June 18, 2002, the Company entered into a line-of-credit agreement with two lenders for a credit facility that allows borrowings up to $70,000,000. The line-of-credit is secured by a security interest in substantially all of the Company's assets and terminates on June 17, 2007. Interest is due monthly at the following rates: 1) LIBOR plus a margin for the first $34,000,000 (3.78% at September 30, 2004); or 2) the prime rate (4.75% at September 30, 2004). The Company's outstanding balance on this facility at September 30, 2004 and 2003 was $49,129,320 and $33,972,384, respectively. The line-of-credit contains certain restrictive financial covenants as well as restrictions on dividend payments and future debt borrowings. During fiscal 2004, the Company established two letters of credit totaling $3,100,000. The letters of credit typically act as guarantee of payment to certain third parties in accordance with specified terms and conditions. At September 30, 2004, there were no outstanding borrowings on these letters of credit.

        On July 7, 2004, the Company entered into an interest swap agreement for $12,000,000 of its line-of-credit borrowings. Under the swap, the Company receives interest at a floating rate based on LIBOR and pays interest at a fixed rate of 2.49%. Net payments due under the swap are settled monthly and the swap expires on July 7, 2005. On July 7, 2003, the Company entered into an interest swap agreement for $12,000,000 of its line-of-credit borrowings. Under the swap, the Company received interest at a floating rate based on LIBOR and paid interest at a fixed rate of 1.33%. Net payments due under the swap were settled monthly and the swap expired on July 7, 2004.

        Long-Term Debt—On December 19, 2003 the Company amended the line-of-credit agreement to include borrowings up to $2,500,000 on a loan for capital equipment purchases only. The line-of-credit is secured by a security interest in substantially all of the Company's assets and terminates on June 17, 2007. Interest is due monthly at the following rates: 1) the London Interbank Offered Rate (LIBOR) plus a margin; or 2) the prime rate plus a margin.

2004
Capital equipment note payable, monthly principal payments of $24,033, plus interest, interest rate 5.25% at September 30, 2004, due June 17, 2007	$1,020,340
Current portion	(288,396)

Total long-term debt	$731,944

6. Redeemable Preferred Stock

        The Company has authorized 30,000 shares of $1 par value Series A preferred stock, with 26,786 shares issued and outstanding at September 30, 2004 and 2003. Significant terms of the Series A preferred stock are as follows:

  •
  Each share is entitled to annual cumulative dividends of 13% of $1,000 computed on a daily basis from the date the shares are issued (all accrued and unpaid dividends are accumulated semi-annually and begin accruing a 13% return). Accumulated, accrued and unpaid dividends at September 30, 2004 and 2003 were $8,947,315 and $4,708,085 ($334.03 and $175.77 average per share), respectively.

  •
  In the event of the sale, liquidation, dissolution or winding up of the Company, the preferred shareholders shall receive $1,000 per share (plus accumulated, accrued and unpaid dividends) or such lesser amount as represents the entire net assets of the Company that are available for distribution. Any remaining assets will be distributed ratably among the holders of the common stock.

  •
  The Company may redeem any outstanding shares at any time but all shares must be redeemed no later than June 18, 2012. In addition, each holder may redeem their shares upon a change in control. The redemption price is $1,000 per share plus accumulated, accrued and unpaid dividends (total of $35,733,267 and $31,494,037 at September 30, 2004 and 2003, respectively).

7. Common Stock and Stock Options

        On June 18, 2002, certain of the Company's executive officers purchased 95,000 shares of common stock at a price of $1.00 per share and 480 shares of redeemable preferred stock at a price of $1,000 per share. The purchased common stock vests at a rate of 20% per year on each of the first five anniversaries of June 18, 2002, provided the executive is still employed on that date. This common stock fully vests upon the sale of the Company, an initial public offering or qualifying recapitalization. The Company has a repurchase right for these shares of common stock upon termination of employment at prices depending on the vesting status of the stock and the cause of termination. The repurchase right expires upon the earlier of June 18, 2007 or an initial public offering or sale of the Company.

        During 2003, the Company granted 98,901 stock options to certain executives of the Company. The Company has concluded that these options are noncompensatory in accordance with the provisions of APB No. 25. The effective date of the grants for vesting purposes is June 18, 2002. The options vest in various amounts over three to five-year periods beginning upon the achievement of annual financial targets as established by the plan beginning with the year ended September 30, 2002 and ending with the year ended September 30, 2006. All unvested options as of June 18, 2009 become fully vested if the option holder is employed with the Company on such date. Options generally lapse ten years after issuance or 90 to 120 days after the option holder ceases to be an employee depending upon the cause of termination. Shares issued upon exercise of options granted under this plan have a repurchase right, which terms are dependent upon the cause of termination of the option holder and expire at various dates and upon the consummation of a sale of the Company, an initial public offering or qualifying recapitalization. In addition, vesting of certain of the options is accelerated upon completion of a qualifying initial public offering or sale of the Company as defined by the option agreements. During the years ended September 30, 2004 and 2003, no shares were exercised.

        A summary of activity under the Plan is as follows:

	Shares	Range of Price	Weighted Average Price	Weighted Average Remaining Life
Outstanding—September 30, 2002	—	$—	$—	—
Granted	98,901	1.00	1.00	—

Outstanding—September 30, 2003	98,901	1.00	1.00	8.7
Activity	—	—	—	—

Outstanding—September 30, 2004	98,901	$1.00	$1.00	7.7

Vested but not exercised at September 30:	2004	2003
Shares	11,868	3,956
Weighted average exercise price	$1.00	$1.00
Weighted average remaining contractual life (in years)	7.7	8.7

8. Income Taxes

        The components of the U.S. Federal and state income tax expense consist of the following:

				MWI Veterinary Supply Co. (Predecessor Company) October 1, 2001 to June 17, 2002
	MWI Holdings Inc. (Successor Company)
	Year Ended September 30, 2004	Year Ended September 30, 2003	June 18, 2002 to September 30, 2002
Currently payable:
U.S. Federal	$3,267,563	$2,579,390	$443,048	$1,757,222
State	676,968	524,000	91,866	364,361

	3,944,531	3,103,390	534,914	2,121,583

Deferred:
U.S. Federal	278,279	10,670	(198,230)	(64,886)
State	56,899	2,182	(39,356)	(13,290)

	335,178	12,852	(237,586)	(78,176)

	$4,279,709	$3,116,242	$297,328	$2,043,407

        Deferred income taxes are recognized for temporary differences between the financial and tax bases of assets and liabilities using presently enacted tax rates and laws. The Company's deferred tax assets and liabilities consist of the following at September 30:

	2004	2003
Deferred tax assets:
Investments	$147,747	$152,242
Allowance for doubtful accounts	216,262	208,310
Inventories	132,236	138,074
Revenue recognition	75,327	—
Other	8,948	6,002

Total deferred tax assets	580,520	504,628

Deferred tax liabilities:
Property and equipment	(755,097)	(346,739)
Prepaid expenses	(189,240)	(189,482)

Total deferred tax liabilities	(944,337)	(536,221)

Net deferred tax liabilities	$(363,817)	$(31,593)

        The Company believes that realization of these deferred assets is more likely than not. Accordingly, no valuation allowance has been recorded.

        Income tax expense differed from income taxes at the U.S. federal statutory tax rate of 34% for all periods presented as follows:

	MWI Holdings Inc. (Successor Company)
				MWI Veterinary Supply Co. (Predecessor Company) October 1, 2001 to June 17, 2002
	Year Ended September 30, 2004	Year Ended September 30, 2003	June 18, 2002 to September 30, 2002
Taxes computed at statutory rate	34.0%	34.0%	34.0%	34.0%
State income taxes (net of federal income tax benefit)	7.1%	3.9%	4.3%	4.3%
Redeemable preferred stock dividend accretion	21.2%	4.6%	—	—
Other	0.6%	(0.6)%	(0.6)%	0.1%

	62.9%	41.9%	37.7%	38.4%

9. Commitments and Contingencies

        The Company has operating leases for office and warehouse space for varying periods. Certain leases have renewal options and require contingent payments for increases in property taxes, insurance and certain other costs in excess of a base year amount. Total rent expense for the years ended September 30, 2004 and 2003, the period from June 18, 2002 to September 30, 2002, and the period from October 1, 2001 to June 17, 2002, were $1,076,418, $710,906, $174,419 and $403,431, respectively.

        The aggregate future noncancelable minimum rental payments on operating leases at September 30, 2004 are as follows:

Fiscal Years
2005	$877,740
2006	874,862
2007	759,788
2008	581,715
2009	449,254
Thereafter	490,727

$4,034,086

        The Company is a defendant in litigation arising from the normal course of operations. Based on present knowledge, the Company's management believes any ultimate liability in these matters will not materially affect the financial position, results of operations or cash flows of the Company.

10. Related Party Transactions

        The Company paid Agri Beef (a minority shareholder) $77,252, $50,000, $37,826 and $0 for certain management and administrative services for the years ended September 30, 2004 and 2003 the period from June 18, 2002 to September 30, 2002 and the period from October 1, 2001 to June 17, 2002, respectively. The Company also paid Agri Beef for data processing expenses of $76,158, $61,847 and $314,534 for the year ended September 30, 2003, the period from June 18, 2002 to September 30, 2002 and the period from October 1, 2001 to June 17, 2002, respectively.

        The Company charged Feeders for certain operating and administrative services of $420,793, $390,126, $118,660 and $244,493 for the years ended September 30, 2004 and 2003, the period from June 18, 2002 to September 30, 2002 and the period from October 1, 2001 to June 17, 2002, respectively. The Company's sales to Feeders are disclosed in Note 11. The Company's receivable balance from Feeders was $366,333 and $391,111 at September 30, 2004 and 2003, respectively.

        The Company paid its majority shareholder $309,010, $200,000 and $57,222 for certain management services for the years ended September 30, 2004 and 2003 and the period from June 18, 2002 to September 30, 2002, respectively.

        During the year ended September 30, 2002, the Company purchased from Agri Beef an investment for $279,150, and certain fixed assets for $168,994.

        The Company utilized Agri Beef's cash management system through which cash receipts were deposited and cash disbursements were cleared until June 17, 2002 at which time the Company repaid all amounts owed. Interest was assessed based on the outstanding daily balance and was paid at the prime rate. The Company incurred interest charges of $700,595 for the period from October 1, 2001 to June 17, 2002.

11. Sale of Subsidiary Stock

        On January 1, 2002, the Company decreased its ownership interest in Feeders from 80% to 50% by selling a portion of its stock back to Feeders. As a result, the Company ceased consolidation and began accounting for its investment under the equity method. The Company received $1,246,793 in cash as consideration for their ownership interest. Effective January 1, 2002, sales from the Company to Feeders are no longer eliminated. Sales to Feeders included in revenues are $22,162,851 and $22,960,447 for the years ended September 30, 2004 and 2003 and $7,329,348 and $9,947,054 for the periods from June 18, 2002 to September 30, 2002 and October 1, 2001 to June 17, 2002. Gross margin on these revenues was not significant.

12. Employee Benefit Plans

        Through March 31, 2004, the Company, along with Feeders and Agri Beef, participated in a multi-employer defined contribution profit sharing plan with a 401(k) arrangement covering all employees of the Company. On April 1, 2004 the Company, along with Feeders, established a new multi-employer defined contribution profit sharing plan with a 401(k) arrangement and the account balances for all eligible employees were transferred to this plan.

        To become eligible for the profit sharing portion of the plan an employee must complete two years of service and attain age twenty-one. Participation is automatic. To become eligible for the 401(k) portion of the plan, the employee must complete three months of service and attain age twenty-one.

        The Plans allow for employer matching contributions. The Company is required to match 50% of the employee's contribution up to 6% of the employee's salary. The Company's combined matching contributions for the 401(k) portion of the plans were $444,392, $431,371, $111,118 and $253,370 for the years ended September 30, 2004 and 2003, the period from June 18, 2002 to September 30, 2002 and the period from October 1, 2001 to June 17, 2002, respectively. Employee's contributions are fully vested immediately while employer contributions vest over a five-year period.

        Contributions to the profit sharing portion of the plans are discretionary, ranging from 0 to 3%, and are approved by the Company's Board of Directors. Total combined contributions for the years ended September 30, 2004 and 2003, the period from June 18, 2002 to September 30, 2002 and the period from October 1, 2001 to June 17, 2002, were $447,842, $423,381, $123,582 and $165,433, respectively. Employer contributions are fully vested immediately.

13. Financial Instruments

        Financial Instruments—The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimate of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

        The carrying amounts of receivables, investments, accounts payable, long-term debt and the line-of-credit are a reasonable estimate of their fair value.

        Derivative Financial Instruments—The Company entered into interest rate swaps that qualified as derivatives and were designated as cash flow hedges. At September 30, 2004 and 2003, the fair value of the swaps were liabilities of $23,368 and $15,655, respectively. The Company has recorded these liabilities with corresponding charges to other comprehensive loss (reduced by deferred tax assets of $8,948 and $5,994 respectively). Ineffectiveness of the hedges were not significant. The entire amount included in accumulated other comprehensive loss at September 30, 2004 is expected to be reclassified to income during fiscal 2005 as the related interest rate swap expires during that period.

14. Subsequent Events

        On November 1, 2004, the Company purchased certain assets of Memorial Pet Care, Inc., a pet crematorium, for $400,000 cash (plus approximately $32,000 of direct acquisition costs). The Company recorded tangible assets of approximately $131,000 assumed current liabilities of approximately $11,000, and recorded goodwill and other intangible assets of approximately $312,000.

        In January 2005, the Company purchased substantially all the assets of Vetpo Distributors, Inc., a regional animal health products distributor located in Holland, Michigan, for $4,500,000 cash and a note payable of $487,000 (plus approximately $100,000 of direct acquisition costs). The Company recorded tangible assets of approximately $4.0 million, assumed current liabilities of approximately $1.9 million, and recorded goodwill and other intangible assets of approximately $3.0 million.

        On June 3, 2005, the Company signed an agreement with its majority shareholder and Agri Beef to terminate fees paid to both parties for management services (Note 10). The agreement becomes effective immediately prior to the time a registration statement currently in process by the Company is declared effective by the Securities and Exchange Commission. The Company will be required to pay its majority shareholder $1,600,000 and Agri Beef $400,000 under the agreement.

15. Restatement

        Subsequent to the issuance of its consolidated financial statements for the year ended September 30, 2004, management of the Company determined that it should have excluded shares of common stock issued to certain Company executives from its calculation of basic income (loss) per common share. Such exclusion is required as the underlying stock agreements contain a repurchase feature, exercisable at the Company's option in the event of termination of employment.

        In addition, management of the Company determined that it had incorrectly calculated the accumulated, accrued and unpaid dividends payable on its redeemable preferred stock (see Note 6).

        As a result, the following amounts included in the accompanying consolidated financial statements as of and for the years ended September 30, 2004 and 2003, and for the period from June 18, 2002 to September 30, 2002 have been restated from the amounts previously reported as follows:

	MWI Holdings Inc. (Successor Company)
	Consolidated Statements of Income Amounts
	2004	2003	June 18, 2002 to September 30, 2002
Interest expense:
As reported	$6,263,329	$3,054,151	$643,739
As restated	$6,098,449	$3,033,704	$643,739
Income before taxes:
As reported	$6,638,916	$7,425,052	$788,130
As restated	$6,803,796	$7,445,499	$788,130
Net income:
As reported	$2,359,207	$4,308,810	$490,802
As restated	$2,524,087	$4,329,257	$490,802
Redeemable preferred stock accretion:
As reported	—	$2,821,754	$1,009,608
As restated	—	$2,713,810	$995,048
Income (loss) per common share:
As reported—basic	$2.33	$1.48	$(.52)
As restated—basic	$2.76	$1.77	$(.56)
As reported—diluted	$2.21	$1.46	$(.52)
As restated—diluted	$2.36	$1.55	$(.56)
Common shares used to compute income (loss) per common share:
As reported—basic	1,010,982	1,006,485	1,000,000
As restated—basic	915,982	911,485	905,000
As reported—diluted	1,068,953	1,020,695	1,000,000
As restated—diluted	1,068,741	1,044,613	905,000
	MWI Holdings Inc. (Successor Company)
	Consolidated Balance Sheet Amounts
	2004	2003
Redeemable preferred stock:
As reported	$36,041,098	$31,636,988
As restated	$35,733,267	$31,494,037
Retained earnings:
As reported	$3,327,457	$968,250
As restated	$3,635,288	$1,111,201
Total stockholders' equity:
As reported	$4,324,019	$1,969,571
As restated	$4,631,850	$2,112,522

MWI Holdings, Inc.

Condensed Consolidated Balance Sheet

As of March 31, 2005

(unaudited)

March 31, 2005
(unaudited)
Assets
Current Assets:
Cash	$30,875
Receivables—Net	62,342,496
Inventories	51,328,079
Prepaid expenses and other current assets	1,116,262
Deferred income taxes	388,851

Total current assets	115,206,563
Property and Equipment—Net	6,689,201
Goodwill	29,855,598
Other Intangibles, Net	1,738,717
Investments	1,201,177
Other Assets—Net	313,432

Total	$155,004,688

Liabilities and Stockholders' Equity
Current Liabilities:
Line-of-credit	$44,134,701
Accounts payable	58,284,427
Accrued expenses	4,964,006
Interest rate swap
Current portion of long-term debt	556,191

Total current liabilities	107,939,325
Deferred Income Taxes	620,082
Long-Term Debt	1,486,201
Redeemable Preferred Stock	38,048,759
Commitments and Contingencies
Stockholders' Equity:
Common stock, $.01 par value, 1,500,000 shares authorized; 1,010,982 shares issued and outstanding	10,110
Additional paid in capital	1,000,872
Accumulated other comprehensive income (loss)	12,786
Retained earnings	5,886,553

Total stockholders' equity	6,910,321

Total	$155,004,688

See notes to consolidated financial statements.

MWI Holdings, Inc.

Condensed Consolidated Statements of Income

For the Six Months Ended March 31, 2005 and 2004

(unaudited)

	2005	2004
Revenues:
Product sales	$223,095,153	$182,352,886
Commissions (based on agency gross billings of $47,341,922 and $37,180,140)	2,308,456	1,864,315

Total revenues	225,403,609	184,217,201
Cost of product sales	192,307,570	156,860,646

Gross Profit	33,096,039	27,356,555
Selling, General and Administrative Expenses	24,546,426	20,833,406

Operating Income	8,549,613	6,523,149
Other Income (Expense):
Interest expense	(3,545,023)	(2,934,140)
Earnings of equity method investees	59,806	51,696
Other	123,446	111,615

Total other expense	(3,361,771)	(2,770,829)

Income Before Taxes	5,187,842	3,752,320
Income Tax Expense	(2,936,577)	(2,368,635)

Net Income	$2,251,265	$1,383,685

Income Per Common Share:
Basic	$2.45	$1.51
Diluted	$2.11	$1.29
Common Shares Used to Compute Income Per Common Share:
Basic	920,307	915,982
Diluted	1,069,034	1,068,741

See notes to consolidated financial statements.

MWI Holdings, Inc.

Condensed Consolidated Statements of Comprehensive Income

For the Six Months Ended March 31, 2005 and 2004 (unaudited)

	2005	2004
Net Income	$2,251,265	$1,383,685
Other Comprehensive Income (Loss)— Interest rate swap: Change in fair value, net of tax of $16,881 and $2,927	27,206	4,715

Total Comprehensive Income	$2,278,471	$1,388,400

MWI Holdings, Inc.

Condensed Consolidated Statements of Cash Flows

For the Six Months Ended March 31, 2005 and 2004 (unaudited)

	2005	2004
Operating Activities:
Net income	$2,251,265	$1,383,685
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	730,951	522,844
Amortization of loan origination fees	70,000	70,000
Gain on disposal of property and equipment	(3,825)	(8,221)
Earnings in equity method investees	(59,806)	(51,696)
Accretion of redeemable preferred stock	2,315,492	2,052,365
Deferred income taxes	(149,467)	117,575
Changes in operating assets and liabilities (net of effects of acquisitions):
Receivables	(522,608)	(310,014)
Inventories	14,912	(11,428,078)
Prepaid expenses and other current assets	101,037	63,108
Accounts payable	5,370,182	(544,510)
Accrued expenses	510,151	(394,039)

Net cash provided by (used in) operating activities	10,628,284	(8,526,981)

Investing Activities:
Acquisition of assets of Memorial Pet Care (includes $32,481 of direct acquisition costs)	(432,481)
Acquisition of assets of Vetpo Distributors, Inc. (includes $99,810 of direct acquisition costs)	(4,599,810)
Purchase of property and equipment	(465,455)	(864,488)
Distribution from equity method investee	43,484
Sale of property and equipment	3,825	12,630
Other	(15,738)

Net cash used in investing activities	(5,466,175)	(851,858)

Financing Activities:
Payment on debt	(164,390)	(13,070)
Net borrowings (payments) on line-of-credit	(4,994,619)	9,175,600
Proceeds from issuance of debt	—	208,459

Net cash provided by (used in) financing activities	(5,159,009)	9,370,989

Increase (decrease) in Cash:	$3,100	$(7,850)
CASH—beginning of period	27,775	35,625

CASH—end of period	$30,875	$27,775

Supplemental Disclosures:
Cash paid for interest	$1,109,531	$761,775
Cash paid for income taxes	2,497,732	2,411,228
Noncash Activities:
Increase in fair value of interest rate swap	(44,087)	(7,642)
Equipment acquisitions financed with note payable	699,902	743,919
Details of Memorial Pet Care Acquisition:
Receivables	$24,242
Property and equipment	106,400
Goodwill	66,332
Other intangibles	246,100
Accounts payable	(10,593)

Net cash paid for acquisition	$432,481

Details of Vetpo Distributors, Inc. Acquisition:
Receivables	$2,069,638
Inventories	1,818,417
Equipment	91,230
Goodwill	1,502,375
Other intangibles	1,543,001
Accounts payable	(1,938,311)
Notes payable	(486,540)

Net cash paid for acquisition	$4,599,810

See notes to consolidated financial statements.

MWI Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2005 and 2004 (unaudited)

1. General

        The information included in the accompanying consolidated interim financial statements is unaudited and should be read in conjunction with the annual audited financial statements and notes thereto contained herein. In the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results of operations for the interim periods presented have been reflected. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the entire fiscal year.

2. Effect of Recently Issued Accounting Standards

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4 ("SFAS No. 151"). SFAS No. 151 clarifies that inventory costs that are "abnormal" are required to be charged to expense as incurred as opposed to being capitalized into inventory as a product cost. SFAS No. 151 provides examples of "abnormal" costs to include costs of idle facilities, excess freight and handling costs, and wasted material (spoilage). SFAS No. 151 is effective for the Company's fiscal year beginning October 1, 2005. The impact of SFAS No. 151 is not expected to have a material effect on the Company's consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123 (Revised), Share-Based Payment ("SFAS 123-R"). SFAS 123-R replaces SFAS 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). Adoption of SFAS 123-R will require us to record a non-cash expense for our stock compensation plans using the fair value method. Historically, we have recorded our compensation cost in accordance with APB No. 25, which does not require the recording of an expense for our equity related compensation plans if stock options were granted at a price equal to the fair market value of our common stock on the grant date. SFAS 123-R is effective for us on October 1, 2005. Based on options outstanding and expected vesting dates, the adoption of SFAS No. 123-R is not expected to have a material effect on the Company's consolidated financial statements.

3. Acquisitions

        On November 1, 2004, the Company purchased certain assets of Memorial Pet Care, Inc., a pet crematorium, for $400,000 cash (plus approximately $32,000 of direct acquisition costs). The Company recorded tangible assets of approximately $131,000, assumed current liabilities of approximately $11,000 and recorded goodwill and other intangible assets of approximately $312,000.

        On January 3, 2005, the Company purchased substantially all of the assets of Vetpo Distributors, Inc., a regional animal health products distributor located in Holland, Michigan, for $4,500,000 and a note payable of $487,000 (plus approximately $100,000 of direct acquisition costs). The Company recorded tangible assets of approximately $4.0 million, assumed current liabilities of approximately $1.9 million and recorded goodwill and other intangible assets of $3.0 million.

4. Receivables

        Receivables consist of the following:

March 31, 2005
Trade	$58,045,150
Related party receivables
Vendor rebates and programs	5,111,131

63,156,281
Allowance for doubtful accounts	(813,785)

$62,342,496

        Approximately 10% of the Company's revenues resulted from transactions with a single customer during the six months ended March 31, 2005 and 2004, respectively. Approximately 9% of the Company's trade receivables resulted from transactions with this single customer as of March 31, 2005.

5. Property and Equipment

        Property and equipment consists of the following:

March 31, 2005
Land	$321,824
Buildings and leasehold improvements	3,251,017
Machinery, furniture and equipment	7,590,203
Computer equipment	2,992,024
Construction in progress	588,459

14,743,527
Accumulated depreciation	(8,054,326)

$6,689,201

        The Company recorded depreciation expense of $680,567 and $522,844 for the six months ended March 31, 2005 and 2004, respectively.

6. Line-of-Credit and Long-Term Debt

        Line of Credit—On June 18, 2002, the Company entered into a line-of-credit agreement with two lenders for a credit facility that allows borrowings up to $70,000,000. The line-of-credit is secured by a security interest in substantially all of the Company's assets and terminates on June 17, 2007. Interest is due monthly at the following rates: 1) the London Interbank Offered Rate (LIBOR) plus a margin for the first $36,000,000 (4.64% at March 31, 2005); or 2) the prime rate (5.75% at March 31, 2005). The Company's outstanding balance on this facility at March 31, 2005 was $44,134,701. The line-of-credit contains certain restrictive financial covenants as well as restrictions on dividend payments and future debt borrowings. During fiscal 2004, the Company established two letters of credit totaling $3,100,000. The letters of credit typically act as guarantee of payment to certain third parties in accordance with specified terms and conditions. At March 31, 2005, there were no outstanding borrowings on these letters of credit.

        On July 7, 2004, the Company entered into an interest swap agreement for $12,000,000 of its line-of-credit borrowings. Under the swap, the Company receives interest at a floating rate based on LIBOR and pays interest at a fixed rate of 2.49%. Net payments due under the swap are settled monthly and the swap expires on July 7, 2005.

        On July 7, 2003, the Company entered into an interest swap agreement for $12,000,000 of its line-of-credit borrowings. Under the swap, the Company received interest at a floating rate based on LIBOR and paid interest at a fixed rate of 1.33%. Net payments due under the swap were settled monthly and the swap expired on July 7, 2004.

        Long-Term Debt—On December 19, 2003, the Company amended the line-of-credit agreement to include borrowings up to $2,500,000 on a loan for capital equipment purchases only. The line-of-credit is secured by a security interest in substantially all of the Company's assets and terminates on June 17, 2007. Interest is due monthly at the following rates: 1) the London Interbank Offered Rate (LIBOR) plus a margin; or 2) the prime rate plus a margin.

        On January 3, 2005, the Company issued an unsecured non-negotiable promissory note in the aggregate principal amount of $486,540 in partial consideration for the purchase of substantially all the assets of Vetpo Distributors, Inc. The note bears interest at the prime rate, payable quarterly. The principal of the note is payable in five equal annual installments, beginning January 1, 2006. The amount of the promissory note can be reduced in the event we suffer damages in excess of $50,000 arising from or related to the asset purchase agreement or the transactions contemplated by that agreement.

March 31, 2005
Capital equipment note payable, monthly principal payments of $34,129, plus interest, interest rate 6.25% at March 31, 2005, due June 17, 2007	$1,555,852
Unsecured non-negotiable promissory note, annual principal payments of $97,308, interest paid quarterly, interest rate 5.75% at March 31, 2005	486,540

Current portion	(556,191)

Total long-term debt	$1,486,201

7. Redeemable Preferred Stock

        The redeemable preferred stock is subject to mandatory redemption on June 18, 2012 and has a liquidation preference of $1,000 per share (plus accumulated, accrued and unpaid dividends). The holders of redeemable preferred stock are entitled to a cumulative 13% annual dividend based on the liquidation preference. To date, the Company has not made any dividend payments. The Company may redeem any outstanding shares at any time but all shares must be redeemed no later than June 18, 2012. Total redemption price as of March 31, 2005 was $38,048,759.

8. Stock Options

        The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Bulletin ("APB") No. 25, Accounting for Stock Issued to Employees, as amended. The Company has adopted the disclosure-only requirements of SFAS No. 123, Accounting for Stock-Based Compensation, for stock-based awards to employees. Accordingly, the Company records no compensation expense in the consolidated financial statements upon grant of employee stock awards when the exercise price is equal to fair market value at the date of grant.

        SFAS No. 123 requires the disclosure of pro forma net income or loss as if the Company had adopted the fair value method since inception. Under SFAS No. 123, the fair value of stock-based awards to employee is calculated through the use of option pricing models, even through such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restriction, which significantly differ from the characteristics of the Company's stock option awards. These models also require subjective assumptions including expected time to exercise, which greatly affect the calculation. The only stock-based awards issued to employees were made during the year ended September 30, 2003.

	Six Months Ended March 31,
	2005	2004
Net income	$2,251,265	$1,383,685
Deduct: Stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(556)	(600)
Add: Stock based employee compensation expense included in reported net income, net of related tax effects

Pro forma net income	$2,250,709	$1,383,085
Income per common share:
As reported—basic	$2.45	$1.51
As reported—diluted	$2.11	$1.29
Pro forma—basic	$2.45	$1.51
Pro forma—diluted	$2.11	$1.29

9. Income Taxes

        The Company had income tax expense of $2,936,577 for the six months ended March 31, 2005 compared to income tax expense of $2,368,635 for the six months ended March 31, 2004. The effective tax rate for the six months ended March 31, 2005 and 2004 was 56.6% and 63.1%, respectively.

        Income tax expense differed from income taxes at the U.S. federal statutory tax rate of 34% for all periods presented as follows:

	Six Months Ended March 31,
	2005	2004
Taxes computed at statutory rate	34.0%	34.0%
State income taxes (net of federal income tax benefit)	6.3%	7.1%
Redeemable preferred stock dividend accretion	15.1%	21.4%
Other	1.2%	0.6%

	56.6%	63.1%

10. Subsequent Event

        On June 3, 2005, the Company signed an agreement with its majority shareholder and Agri Beef to terminate fees paid to both parties for management services. The agreement becomes effective immediately prior to the time a registration statement currently in process by the Company is declared effective by the Securities and Exchange Commission. The Company will be required to pay its majority shareholder $1,600,000 and Agri Beef $400,000 under the agreement.

MWI HOLDINGS, INC.

SCHEDULE II—CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
(Amounts in thousands)

	Balance at Beginning of Period	Charged (Credited) to Costs and Expenses	Deductions/ Write-offs	Balance at End of Period
Allowance for Doubtful Accounts
Year ended September 30, 2004	$544	$430	$(409)	$565
Year ended September 30, 2003	406	345	(207)	544
Period from June 18, 2002 to September 30, 2002	420	24	(38)	406
Period from October 1, 2001 to June 17, 2002 (Predecessor Company)	381	65	(26)	420

Shares

Common Stock

Prospectus
                    , 2005

Banc of America Securities LLC

William Blair & Company

Piper Jaffray

        Until            , all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth all expenses other than the underwriting discount, payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee.

SEC Registration Fee		$8,800
Legal Fees and Expenses	$
Printing and Engraving Expenses	$
Blue Sky Fees	$
NASD Fees		$7,975
Transfer Agent's Fees	$
Accounting Fees and Expenses	$
Miscellaneous	$
Total	$

Item 14. Indemnification of Officers and Directors.

        Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to the Registrant. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

        As permitted by the DGCL, our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law; (3) under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or (4) arising as a result of any transaction from which the director derived an improper personal benefit.

        As permitted by the DGCL, our amended and restated certificate of incorporation provides that (1) we are required to indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain exceptions; (2) we are permitted to indemnify our other employees and agents to the extent that we indemnify our officers and directors, unless otherwise required by law, our amended and restated certificate of incorporation or agreements; (3) we are required to advance expenses, as incurred, to our directors and officers in connection with any legal proceeding, subject to certain exceptions; and (4) the rights conferred in our amended and restated certificate of incorporation are not exclusive.

        At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

        The Underwriting Agreement (filed as Exhibit 1.1 to the Registration Statement) provides for the indemnification of our directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

        Since our formation in June 2002, we have issued the following securities that were not registered under the Securities Act;

        In June 2002, we sold an aggregate of 724,000 shares of our common stock and an aggregate of 18,852.23 shares of our Series A preferred stock to Bruckmann, Rosser, Sherrill & Co. II, L.P., Julie Frist and Marilena Tibrea for an aggregate purchase price of $19.6 million. In addition, we also sold an aggregate of 95,000 shares of our common stock and an aggregate of 480 shares of our Series A preferred stock to members of our management for an aggregate purchase purchase price of $575,000, payable in a combination of cash and promissory notes. In partial consideration for the purchase of all of the common stock of MWI Veterinary Supply Co., we issued 181,000 shares of our common stock and 7,167.77 shares of our Series A preferred stock with a collective value of $7.3 million to Agri Beef Co. The securities described in this paragraph were issued in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

        In December 2002, we sold 5,495 shares of our common stock and 143.07 shares of our Series A preferred stock to John McNamara, one of our directors, for an aggregate purchase price of $148,566. The securities described in this paragraph were issued in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

        In April 2003, we sold 5,487 shares of our common stock and 142.88 shares of our Series A preferred stock to Keith Alessi, one of our directors, for an aggregate purchase price of $148,368. The securities described in this paragraph were issued in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

        Since June 2002, we have not issued any shares of our common stock to employees, officers, directors and consultants upon the exercise of stock options. Since June 2002, we have granted additional options to purchase 98,901 shares of our common stock under our 2002 Stock Option Plan. The issuance of stock options and the common stock issuable upon the exercise of stock options as described in this paragraph were issued pursuant to written compensatory plans or arrangements with our employees, officers, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

        No underwriters were involved in the foregoing sales of securities. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transactions. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Item 16. Exhibits.

Exhibit Number	Description
1.1	Form of Underwriting Agreement.*
3.1	Amended and Restated Certificate of Incorporation of MWI Veterinary Supply, Inc.*
3.2	Bylaws of MWI Veterinary Supply, Inc.*
4.1	Form of MWI Veterinary Supply, Inc. common stock certificate.*
4.2	Stockholders Agreement dated as of June 18, 2002 by and among MWI Holdings, Inc., Bruckmann, Rosser, Sherrill & Co. II, L.P., Agri Beef Co. and the other parties thereto.†
4.3	Registration Rights Agreement dated as of June 18, 2002 by and between MWI Holdings, Inc., Bruckmann, Rosser, Sherrill & Co. II, L.P., Agri Beef Co. and the other parties thereto.†
4.4	Executive Stock Agreement dated as of June 18, 2002 by and among MWI Veterinary Supply Co., MWI Holdings, Inc. and James Cleary.†
4.5	Executive Stock Agreement dated as of June 18, 2002 by and among MWI Veterinary Supply Co., MWI Holdings, Inc. and Jeff Danielson.†
4.6	Executive Stock Agreement dated as of June 18, 2002 by and among MWI Veterinary Supply Co., MWI Holdings, Inc. and James Hay.†
4.7	Executive Stock Agreement dated as of June 18, 2002 by and among MWI Veterinary Supply Co., MWI Holdings, Inc. and James Ross.†
4.8	Executive Stock Agreement dated as of June 18, 2002 by and among MWI Veterinary Supply Co., MWI Holdings, Inc. and Mary Pat Thompson.†
4.9	First Amendment to Executive Stock Agreement dated as of May 6, 2005 by and among MWI Veterinary Supply, Inc., MWI Veterinary Supply Co. and James F. Cleary, Jr.
4.10	First Amendment to Executive Stock Agreement dated as of May 5, 2005 by and among MWI Veterinary Supply, Inc., MWI Veterinary Supply Co. and Jeffrey J. Danielson.
4.11	First Amendment to Executive Stock Agreement dated as of May 6, 2005 by and among MWI Veterinary Supply, Inc., MWI Veterinary Supply Co. and James S. Hay.
4.12	First Amendment to Executive Stock Agreement dated as of May 6, 2005 by and among MWI Veterinary Supply, Inc., MWI Veterinary Supply Co. and James M. Ross.
4.13	First Amendment to Executive Stock Agreement dated as of May 6, 2005 by and among MWI Veterinary Supply, Inc., MWI Veterinary Supply Co. and Mary Patricia B. Thompson.
5.1	Form of Opinion of Dechert LLP.*
10.1	Credit Agreement dated as of June 18, 2002 among the financial institutions from time to time parties thereto, Bank of America, N.A. and MWI Veterinary Supply Co.†
10.2	First Amendment to Credit Agreement dated as of August 13, 2002 by and between MWI Veterinary Supply Co., the Lenders and Bank of America, N.A.†
10.3	Second Amendment to Credit Agreement dated as of December 19, 2003 by and among MWI Veterinary Supply Co., the Lenders and Bank of America, N.A.†
10.4	Third Amendment to Credit Agreement dated as of September 1, 2004 by and between MWI Veterinary Supply Co., the Lenders and Bank of America, N.A.†
10.5	Fourth Amendment to Credit Agreement dated as of September 28, 2004 by and among MWI Veterinary Supply Co., the Lenders and Bank of America, N.A.†
10.6	Subsidiary Borrower Joinder Agreement dated as of December 15, 2004 by Memorial Pet Care, Inc. and Bank of America, N.A.†
10.7	CapEx Note in the amount of $1,637,931 from Memorial Pet Care, Inc. and MWI Veterinary Supply Co. to Bank of America, N.A. dated December 15, 2004.†
10.8	CapEx Note in the amount of $862,069 from Memorial Pet Care, Inc. and MWI Veterinary Supply Co. to General Electric Capital Corporation dated December 15, 2004.†
10.9	Note in the amount of $45,862,069 from MWI Veterinary Supply Co. and Memorial Pet Care, Inc. to Bank of America, N.A. dated December 15, 2004.†

10.10	Note in the amount of $24,137,931 from MWI Veterinary Supply Co. and Memorial Pet Care, Inc. to General Electric Capital Corporation dated December 15, 2004.†
10.11	2002 Stock Option Plan.†
10.12	Management and Consulting Services Agreement dated as of June 18, 2002 by and among Bruckmann, Rosser, Sherrill & Co. LLC, Agri Beef Co. and MWI Veterinary Supply Co.†
10.13	Lease Agreement dated June 20, 2003 between Rafanelli and Nahas and MWI Veterinary Supply Co.†
10.14	Fifth Amendment to Credit Agreement dated as of March 28, 2005 by and among MWI Veterinary Supply Co. and Memorial Pet Care, Inc., the Lenders and Bank of America, N.A.†
10.15	Sixth Amendment to Credit Agreement, Consent and Waiver, dated as of April 20, 2005 by and among MWI Veterinary Supply Co. and Memorial Pet Care, Inc., the Lenders and Bank of America, N.A.†
10.16	Ethical Distribution Agreement dated as of January 1, 2004 by and between Fort Dodge Animal Health and MWI Veterinary Supply Co., as amended.
10.17	Livestock Products Agreement effective as of January 1, 2005 by and between Pfizer Inc. and MWI Veterinary Supply Co.
10.18	Termination of Management and Consulting Services Agreement dated as of June 3, 2005 between MWI Veterinary Supply Co., Bruckmann, Rosser, Sherrill & Co., L.L.C. and Agri Beef Co.
21.1	Subsidiaries of MWI Veterinary Supply, Inc.†
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Dechert LLP (contained in Exhibit 5.1).*
24.1	Power of Attorney.†

*
To be filed by amendment.

†
Previously filed.

Item 17. Undertakings.

        We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of us in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        We hereby undertake that:

            (i)  for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (ii)  for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, MWI Veterinary Supply, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Meridian, State of Idaho, on June 10, 2005.

MWI Veterinary Supply, Inc.
By:	/s/ JAMES F. CLEARY, JR. James F. Cleary, Jr., President and Chief Executive Officer (Principal Executive Officer)

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed below by the following persons on behalf of MWI Veterinary Supply, Inc. and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JAMES F. CLEARY, JR. James F. Cleary, Jr.	Director, President and Chief Executive Officer (Principal Executive Officer)	June 10, 2005
/s/ MARY PATRICIA B. THOMPSON Mary Patricia B. Thompson	Vice President, Secretary and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 10, 2005
* Keith E. Alessi	Director	June 10, 2005
* Bruce C. Bruckmann	Director	June 10, 2005
* John F. McNamara	Director	June 10, 2005
* Brett A. Pertuz	Director	June 10, 2005
* Robert N. Rebholtz, Jr.	Director	June 10, 2005
* Stephen C. Sherrill	Director	June 10, 2005
*By:	/s/ MARY PATRICIA B. THOMPSON Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	Form of Underwriting Agreement.*
3.1	Amended and Restated Certificate of Incorporation of MWI Veterinary Supply, Inc.*
3.2	Bylaws of MWI Veterinary Supply, Inc.*
4.1	Form of MWI Veterinary Supply, Inc. common stock certificate.*
4.2	Stockholders Agreement dated as of June 18, 2002 by and among MWI Holdings, Inc., Bruckmann, Rosser, Sherrill & Co. II, L.P., Agri Beef Co. and the other parties thereto.†
4.3	Registration Rights Agreement dated as of June 18, 2002 by and between MWI Holdings, Inc., Bruckmann, Rosser, Sherrill & Co. II, L.P., Agri Beef Co. and the other parties thereto.†
4.4	Executive Stock Agreement dated as of June 18, 2002 by and among MWI Veterinary Supply Co., MWI Holdings, Inc. and James Cleary.†
4.5	Executive Stock Agreement dated as of June 18, 2002 by and among MWI Veterinary Supply Co., MWI Holdings, Inc. and Jeff Danielson.†
4.6	Executive Stock Agreement dated as of June 18, 2002 by and among MWI Veterinary Supply Co., MWI Holdings, Inc. and James Hay.†
4.7	Executive Stock Agreement dated as of June 18, 2002 by and among MWI Veterinary Supply Co., MWI Holdings, Inc. and James Ross.†
4.8	Executive Stock Agreement dated as of June 18, 2002 by and among MWI Veterinary Supply Co., MWI Holdings, Inc. and Mary Pat Thompson.†
4.9	First Amendment to Executive Stock Agreement dated as of May 6, 2005 by and among MWI Veterinary Supply, Inc., MWI Veterinary Supply Co. and James F. Cleary, Jr.
4.10	First Amendment to Executive Stock Agreement dated as of May 5, 2005 by and among MWI Veterinary Supply, Inc., MWI Veterinary Supply Co. and Jeffrey J. Danielson.
4.11	First Amendment to Executive Stock Agreement dated as of May 6, 2005 by and among MWI Veterinary Supply, Inc., MWI Veterinary Supply Co. and James S. Hay.
4.12	First Amendment to Executive Stock Agreement dated as of May 6, 2005 by and among MWI Veterinary Supply, Inc., MWI Veterinary Supply Co. and James M. Ross.
4.13	First Amendment to Executive Stock Agreement dated as of May 6, 2005 by and among MWI Veterinary Supply, Inc., MWI Veterinary Supply Co. and Mary Patricia B. Thompson.
5.1	Form of Opinion of Dechert LLP.*
10.1	Credit Agreement dated as of June 18, 2002 among the financial institutions from time to time parties thereto, Bank of America, N.A. and MWI Veterinary Supply Co.†
10.2	First Amendment to Credit Agreement dated as of August 13, 2002 by and between MWI Veterinary Supply Co., the Lenders and Bank of America, N.A.†
10.3	Second Amendment to Credit Agreement dated as of December 19, 2003 by and among MWI Veterinary Supply Co., the Lenders and Bank of America, N.A.†
10.4	Third Amendment to Credit Agreement dated as of September 1, 2004 by and between MWI Veterinary Supply Co., the Lenders and Bank of America, N.A.†
10.5	Fourth Amendment to Credit Agreement dated as of September 28, 2004 by and among MWI Veterinary Supply Co., the Lenders and Bank of America, N.A.†
10.6	Subsidiary Borrower Joinder Agreement dated as of December 15, 2004 by Memorial Pet Care, Inc. and Bank of America, N.A.†
10.7	CapEx Note in the amount of $1,637,931 from Memorial Pet Care, Inc. and MWI Veterinary Supply Co. to Bank of America, N.A. dated December 15, 2004.†
10.8	CapEx Note in the amount of $862,069 from Memorial Pet Care, Inc. and MWI Veterinary Supply Co. to General Electric Capital Corporation dated December 15, 2004.†

10.9	Note in the amount of $45,862,069 from MWI Veterinary Supply Co. and Memorial Pet Care, Inc. to Bank of America, N.A. dated December 15, 2004.†
10.10	Note in the amount of $24,137,931 from MWI Veterinary Supply Co. and Memorial Pet Care, Inc. to General Electric Capital Corporation dated December 15, 2004.†
10.11	2002 Stock Option Plan.†
10.12	Management and Consulting Services Agreement dated as of June 18, 2002 by and among Bruckmann, Rosser, Sherrill & Co. LLC, Agri Beef Co. and MWI Veterinary Supply Co.†
10.13	Lease Agreement dated June 20, 2003 between Rafanelli and Nahas and MWI Veterinary Supply Co.†
10.14	Fifth Amendment to Credit Agreement dated as of March 28, 2005 by and among MWI Veterinary Supply Co. and Memorial Pet Care, Inc., the Lenders and Bank of America, N.A.†
10.15	Sixth Amendment to Credit Agreement, Consent and Waiver, dated as of April 20, 2005 by and among MWI Veterinary Supply Co. and Memorial Pet Care, Inc., the Lenders and Bank of America, N.A.†
10.16	Ethical Distribution Agreement dated as of January 1, 2004 by and between Fort Dodge Animal Health and MWI Veterinary Supply Co., as amended.
10.17	Livestock Products Agreement effective as of January 1, 2005 by and between Pfizer Inc. and MWI Veterinary Supply Co.
10.18	Termination of Management and Consulting Services Agreement dated as of June 3, 2005 between MWI Veterinary Supply Co., Bruckmann, Rosser, Sherrill & Co., L.L.C. and Agri Beef Co.
21.1	Subsidiaries of MWI Veterinary Supply, Inc.†
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Dechert LLP (contained in Exhibit 5.1).*
24.1	Power of Attorney.†

*
To be filed by amendment.

†
Previously filed.

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TABLE OF CONTENTS
SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE
MWI Holdings, Inc. Consolidated Balance Sheets As of September 30, 2004 and 2003
MWI Holdings, Inc. Consolidated Statements of Income For the Years Ended September 30, 2004 and 2003 and for the Period from June 18, 2002 to September 30, 2002 (Successor Company), and the Period from October 1, 2001 to June 17, 2002 (Predecessor Company)
MWI Holdings, Inc. Consolidated Statements of Comprehensive Income For the Years Ended September 30, 2004 and 2003 and for the Period from June 18, 2002 to September 30, 2002 (Successor Company), and the Period from October 1, 2001 to June 17, 2002 (Predecessor Company)
MWI Holdings, Inc. Consolidated Statements of Stockholders' Equity For the Years Ended September 30, 2004 and 2003 and for the Period from June 18, 2002 to September 30, 2002 (Successor Company), and the Period from October 1, 2001 to June 17, 2002 (Predecessor Company)
MWI Holdings, Inc. Consolidated Statements of Cash Flows For the Years Ended September 30, 2004 and 2003 and for the Period from June 18, 2002 to September 30, 2002 (Successor Company), and the Period from October 1, 2001 to June 17, 2002 (Predecessor Company)
MWI Holdings, Inc. Notes to Consolidated Financial Statements For the Years Ended September 30, 2004 and 2003 and for the Period from June 18, 2002 to September 30, 2002 (Successor Company), and the Period from October 1, 2001 to June 17, 2002 (Predecessor Company)
MWI Holdings, Inc. Condensed Consolidated Balance Sheet As of March 31, 2005 (unaudited)
MWI Holdings, Inc. Condensed Consolidated Statements of Income For the Six Months Ended March 31, 2005 and 2004 (unaudited)
MWI Holdings, Inc. Condensed Consolidated Statements of Comprehensive Income For the Six Months Ended March 31, 2005 and 2004 (unaudited)
MWI Holdings, Inc. Condensed Consolidated Statements of Cash Flows For the Six Months Ended March 31, 2005 and 2004 (unaudited)
MWI Holdings, Inc. Notes to Condensed Consolidated Financial Statements For the Six Months Ended March 31, 2005 and 2004 (unaudited)
MWI HOLDINGS, INC. SCHEDULE II—CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS (Amounts in thousands)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS